SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2011

Commission File Number	001-15016
Nordion Inc.
(Translation of registrant’s name into English)
447 March Road, Ottawa, Ontario, Canada K2K 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Credit Agreement, dated June 3, 2011.

Document 1

CREDIT AGREEMENT

BETWEEN

NORDION INC.

as Borrower

AND

THE TORONTO-DOMINION BANK

as Administrative Agent

TD SECURITIES INC.

as Lead Arranger and Bookrunner

AND

THE FINANCIAL INSTITUTIONS
from time to time parties hereto,
as Lenders

MADE AS OF

June 3, 2011

McCARTHY TÉTRAULT LLP

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	29
1.03	Accounting Practices	30
1.04	Permitted Encumbrances	30
1.05	Currency	30
1.06	Paramountcy	30
1.07	Non-Business Days	30
1.08	Interest Payments and Calculations	31
1.09	Determinations By the Borrower	31
1.10	Schedules	32

ARTICLE 2 - THE CREDIT FACILITY		32
2.01	Credit Facility	32
2.02	Swingline Facility	32
2.03	Purpose of Credit Facility	35
2.04	Manner of Borrowing	35
2.05	Nature of the Credit Facility	35
2.06	Drawdowns, Conversions and Rollovers	35
2.07	Agent’s Obligations with Respect to Advances	36
2.08	Lenders’ and Agent’s Obligations with Respect to Advances	36
2.09	Irrevocability	36
2.10	Cancellation or Permanent Reduction of the Credit Facility	37
2.11	Termination of LIBOR Advances	37
2.12	Extension of Maturity Date	37

ARTICLE 3 - DISBURSEMENT CONDITIONS		38
3.01	Conditions Precedent to the Initial Advance	38
3.02	Conditions Precedent to Subsequent Advances	40
3.03	Waiver	40

ARTICLE 4 - EVIDENCE OF DRAWDOWNS		40
4.01	Account of Record	40

ARTICLE 5 - PAYMENTS OF INTEREST AND STANDBY FEES		41
5.01	Interest on Prime Rate Advances	41
5.02	Interest on US Base Rate Advances	41
5.03	Interest on LIBOR Advances	41
5.04	No Set-Off, Deduction etc.	42
5.05	Standby Fees	42
5.06	Agency Fees	42
5.07	Overdue Principal and Interest	42
5.08	Interest on Other Amounts	43

ARTICLE 6 - BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT		43
6.01	Bankers’ Acceptances	43
6.02	Letters of Credit	46
6.03	Major Disruption	50

ARTICLE 7 - REPAYMENT		51
7.01	Mandatory Repayment of Principal – Credit Facility	51
7.02	Voluntary Repayments and Reductions	52
7.03	Mandatory Repayments from Proceeds of Insurance and Expropriation Proceeds	52
7.04	Excess Over the Maximum Amounts	53
7.05	Payment of Breakage Costs etc.	53

ARTICLE 8 - PLACE AND APPLICATION OF PAYMENTS		54
8.01	Place of Payment of Principal, Interest and Fees	54
8.02	Netting of Payments	55

ARTICLE 9 - REPRESENTATIONS AND WARRANTIES		55
9.01	Representations and Warranties	55
9.02	Survival and Repetition of Representations and Warranties	63

ARTICLE 10 - COVENANTS		63
10.01	Positive Covenants	63
10.02	Financial Covenants	68
10.03	Reporting Requirements	68
10.04	Negative Covenants	69
10.05	Security and Documentation Matters	73

ARTICLE 11 - SECURITY		73
11.01	Form of Security	73
11.02	Insurance	74
11.03	After Acquired Property and Further Assurances	74
11.04	Application of Proceeds of Security	74
11.05	Security Charging Real Property	74
11.06	Discharge of Security	74

ARTICLE 12 - DEFAULT		75
12.01	Events of Default	75
12.02	Acceleration and Termination of Rights	78
12.03	Payment of Bankers’ Acceptances and Letters of Credit	78
12.04	Remedies Cumulative and Waivers	79
12.05	Termination of Lenders’ Obligations	79
12.06	Saving	79
12.07	Perform Obligations	79
12.08	Third Parties	80
12.09	Set-Off or Compensation	80
12.10	Realization of Security	80

12.11	Application of Payments	80
12.12	Consultant	81

ARTICLE 13 - THE AGENT AND THE LENDERS		81
13.01	Knowledge and Required Action	81
13.02	Request for Instructions	82
13.03	Actions by Lenders	82
13.04	Provisions for Benefit of Lenders Only	83
13.05	Payments by Agent	84
13.06	Acknowledgements, Representations and Covenants of Lenders	85
13.07	Rights of Agent	85
13.08	Non-Funding Lenders	86
13.09	Allocation	87

ARTICLE 14 - GENERAL		87
14.01	Exchange and Confidentiality of Information	87
14.02	Nature of Obligations under this Agreement	88
14.03	Addresses, Etc. for Notices	88
14.04	Governing Law and Submission to Jurisdiction	88
14.05	Judgement Currency	88
14.06	Benefit of the Agreement	89
14.07	Survival	89
14.08	Severability	89
14.09	Whole Agreement	89
14.10	Further Assurances	90
14.11	Time of the Essence	90
14.12	Delivery by Facsimile Transmission	90
14.13	Anti-Money Laundering Legislation	90
14.14	Fondé de Pouvoir	90
14.15	CBA Model Terms	91

TABLE OF SCHEDULES

Schedule AA	–	Model Credit Agreement Provisions
Schedule A	–	Lenders and Commitments
Schedule B	–	Drawdown Notice
Schedule C	–	Notice of Rollover
Schedule D	–	Notice of Conversion
Schedule E	–	Repayment Notice
Schedule F	–	Compliance Certificate
Schedule G	–	Guarantors on Closing Date
Schedule H	–	Existing Letters of Credit
Schedule 9.01(6)	–	Taxes
Schedule 9.01(9)	–	Litigation

Schedule 9.01(12)	–	Description of Real Property
Schedule 9.01(13)	–	Insurance Policies
Schedule 9.01(17)	–	Corporate Structure
Schedule 9.01(18)	–	Relevant Jurisdictions
Schedule 9.01(20)	–	Intellectual Property
Schedule 9.01(21)	–	Material Contracts
Schedule 9.01(33)	–	Non-Arm’s Length Transactions

CREDIT AGREEMENT

THIS AGREEMENT is made as of June 3, 2011.

B E T W E E N:

NORDION INC., a corporation existing under the federal laws of Canada
(hereinafter referred to as the “Borrower”)

- and -

THE TORONTO-DOMINION BANK, in its capacity as Administrative Agent (the “Agent”)

- and -

Each financial institution from time to time party to this Agreement and shown as a Lender on the signature pages hereto (hereinafter in such capacities individually referred to as a “Lender” and collectively in such capacities referred to as the “Lenders”).

WHEREAS the Lenders have agreed to make available the Credit Facility to the Borrower;

AND WHEREAS The Toronto-Dominion Bank has agreed to act as the administrative agent in connection with the Credit Facility;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement unless something in the subject matter or context is inconsistent therewith:

“Account Receivable” means any right of a Person to payment for services rendered or goods sold in the ordinary course of business classified as an account receivable in accordance with GAAP.

“Acquisition” shall mean, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person.

“Administrative Questionnaire” has the meaning set forth in Schedule AA.

“Advance” means a borrowing by the Borrower by way of a Prime Rate Advance, a US Base Rate Advance, a BA Equivalent Note, a LIBOR Advance, acceptance by a Lender of a draft or depository bill presented for acceptance as a Bankers’ Acceptance, the issuance of a Letter of Credit by a Lender, and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances, US Base Rate Advances and LIBOR Advances, whether as a result of a Drawdown, Conversion, Rollover or deemed advance, plus the face amount of all outstanding Bankers’ Acceptances and BA Equivalent Notes plus the maximum amount payable under Letters of Credit.

“AECL Disputes” means (i) the arbitration proceeding commenced by the Borrower against Atomic Energy of Canada Limited ("AECL") in respect of the interim and long-term supply agreement between AECL and the Borrower made as of February 21, 2006 (“ILTSA”), and (ii) the law suit commenced by the Borrower against AECL and the Government of Canada in respect of the ILTSA, the isotope production facilities agreement between AECL and a predecessor to the Borrower dated as of August 19,1996 and related agreements and matters.

“Affiliate” has the meaning set forth in Schedule AA.

“Agent” means The Toronto-Dominion Bank in its capacity as administrative agent for the Lenders, including any successor agent pursuant to Section 7.7 of Schedule AA.

“Agent’s Payment Branch” means the branch of the Agent located at Royal Trust Tower, 77 King Street West, 18th Floor, Toronto, Ontario  M5K 1A2, or such other office that the Agent may from time to time designate by notice to the Borrower and the Lenders.

“Agreement” means this credit agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, revised, replaced, supplemented or restated from time to time.

“Annual Business Plan” means the annual business plan of the Borrower, prepared on a consolidated basis, with detailed financial projections and budgets on a quarter to quarter basis for the following Fiscal Year and a forecast for the two (2) Fiscal Years following that Fiscal Year, in each case consisting of a balance sheet, statement of income, retained earnings, statement of cash flows, proposed Capital Expenditures and a list of assumptions upon which such projections are based.

“Applicable Law” has the meaning set forth in Schedule AA.

“Applicable Margin” means with respect to any Advance the percentage rate per annum determined in accordance with clauses (a) and (b) below based on the Total Debt to EBITDA Ratio as at the end of  the Borrower’s most recently completed Fiscal Quarter (in this definition such Fiscal Quarter is the “Relevant Quarter”).  The Applicable Margin to be applied with respect to an Advance shall be the Applicable Margin on the relevant date of the Drawdown, Conversion or Rollover, as the case may be.  The Applicable Margin shall change, if required, only once per Fiscal Quarter, on the third Business Day (the “Applicable Margin Adjustment Date”), after the date the unaudited quarterly financial statements required to be delivered pursuant to Section 10.03(2) for the Relevant Quarter and the related Compliance Certificate required to be delivered pursuant to Section 10.03(3) are delivered to the Agent.  Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date.  All Advances (other than Bankers’ Acceptances and BA Equivalent Notes) will be subject to adjustment on such date.  Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin: (i) until the delivery of audited financial statements and a Compliance Certificate in respect of the Fiscal Quarter ending on or about July 31, 2011, the Total Debt to EBITDA Ratio shall be deemed to be Level I; and (ii) if the Borrower fails to deliver financial statements or a Compliance Certificate when required, the Total Debt to EBITDA Ratio shall be deemed to be Level III until such documents have been delivered.  For greater certainty, there shall be no adjustments to LIBOR Advances, Bankers’ Acceptances and BA Equivalent Notes that are outstanding on the Applicable Margin Adjustment Date.

(a)

Level	Total Debt to EBITDA	Applicable Margin for Prime Rate Loans and US Base Rate Loans	Applicable Margin for LIBOR Loans, Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit	Applicable Margin for Standby Fee
I	< 1.00:1.0	2.25%	3.25%	0.8125%
II	> 1.00:1.0 < 2.00:1.0	2.50%	3.50%	0.875%
III	> 2.00:1.0	3.00%	4.00%	1.00%

(b)           Upon the occurrence of, an Event of Default, the Agent on behalf of the Majority Lenders may provide notice to the Borrower identifying an increase in the Applicable Margin to Level III plus 2.00% per annum.  Such increase shall be effective from the date such notice is provided to the Borrower and shall remain in effect until such Event of Default ceases to be operative or has been waived by the Majority Lenders.

“Applicable Margin Adjustment Date” has the meaning set forth in the definition of Applicable Margin.

“Applicable Order” means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority.

“Approved Fund” has the meaning set forth in Schedule AA.

“Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”.

“Assignment and Assumption” has the meaning set forth in Schedule AA.

“Associate” means an “associate” as defined in the Business Corporations Act (Ontario).

“Auditor” means the Borrower’s auditor, being Ernst & Young and includes its successors and any replacement auditor of recognized national standing from time to time.

“Available Cash Flow” of the Borrower means, for any period, on a consolidated basis, EBITDA decreased by the sum (without duplication) of:

(a)	voluntary and scheduled principal repayments of Total Debt (but excluding voluntary repayments in connection with revolving credit facilities);

(b)	Capital Expenditures actually made during such period, excluding any portion thereof financed by Debt, including by Capital Lease;

(c)	scheduled payments in respect to Capital Leases paid during such period to the extent not included in clause (a);

(d)	Interest Expense accrued and paid or payable during such period; and

(e)	cash Taxes accrued and paid or payable during such period.

“BA Discount Proceeds” means, with respect to a particular Bankers’ Acceptance or BA Equivalent Note, the following amount:

F
1+D x T 365
where

F means the face amount of such Bankers’ Acceptance or BA Equivalent Note;

D means the applicable BA Discount Rate for such Bankers’ Acceptance or BA Equivalent Note; and

T means the number of days to maturity of such Bankers’ Acceptance or BA Equivalent Note,

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

“BA Discount Rate” means, (a) for any Bankers’ Acceptance or BA Equivalent Note to be accepted by a BA Lender that is a Schedule I Lender on any Drawdown Date, Rollover Date or Conversion Date, as the case may be, CDOR on such Drawdown Date, Rollover Date or Conversion Date, as the case may be, for a period identical to the term to maturity of the relevant Bankers’ Acceptance or BA Equivalent Note and (b) for any Bankers’ Acceptance or BA Equivalent Note to be accepted by a BA Lender that is not a Schedule I Lender, CDOR plus 0.10% per annum.

“BA Equivalent Note” has the meaning set forth in Section 6.01(1).

“BA Lender” means any Lender which has not notified the Agent in writing that it is unwilling or unable to accept Drafts as provided for in Article 6.

“BA Stamping Fee” means the amount calculated by multiplying the face amount of a Bankers’ Acceptance or a BA Equivalent Note by the BA Stamping Fee Rate and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers’ Acceptance or purchase of such BA Equivalent Note by a Lender up to but excluding the maturity date of such Bankers’ Acceptance or BA Equivalent Note and the denominator of which is 365 or 366, as the case may be in such year.

“BA Stamping Fee Rate” means, with respect to a Bankers’ Acceptance or a BA Equivalent Note, the applicable percentage rate per annum indicated below the reference to “Applicable Margin for Bankers’ Acceptances and BA Equivalent Notes” in the definition of “Applicable Margin” relevant to the period in respect of which a determination is being made.

“Bankers’ Acceptance” or “BA” means a depository bill, as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of a Draft signed by or on behalf of the Borrower and accepted by a BA Lender as contemplated under Section 6.01 or, for Lenders not participating in clearing services as contemplated in that Act, a draft or other bill of exchange (including a bill of exchange within the meaning of the Bills of Exchange Act (Canada)) in Canadian Dollars that is signed on behalf of the Borrower and accepted by a Lender.

“Borrower” means Nordion Inc., a corporation existing pursuant to the federal laws of Canada, and its successors.

“Borrower’s Counsel” means the firm of Fasken Martineau DuMoulin LLP and/or such other firm or firms of legal counsel as the Borrower may from time to time designate.

“Breakage Costs” means all costs, losses and expenses incurred by any Lender by reason of the liquidation or deployment of deposits or other funds, the redeployment of funds, the breakage of LIBOR contracts or the loss of investment opportunity or for any other reason whatsoever resulting from the prepayment of any Advance, all as set out in a certificate delivered to the Borrower by any Lender entitled to receive such reimbursement.

“Business” means the business of providing market leading products and services for the prevention, diagnosis and treatment of disease focusing primarily on medical isotopes, targeted therapies and sterilization technologies.

“Business Day” shall mean any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario and when used in respect of LIBOR Advances, shall mean any day other than a Saturday or a Sunday on which banks are generally open for business in Toronto, Ontario, New York, New York and London, England and on which transactions can be carried on in the London interbank market and when used in respect of US Base Rate Advances, shall mean any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario and New York, New York.

“Canadian Dollars”, “Cdn. Dollars” and “Cdn. $” mean the lawful money of Canada.

“Canadian Pension Plan” means any “pension plan” or “plan” that is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor.

“Canadian Welfare Plan” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan or arrangement applicable to employees resident in Canada of an Obligor that is not a Canadian Pension Plan.

“Capital Expenditures” means, for any period, any expenditure made by any Person for the purchase, lease, acquisition, license, erection, development, improvement, construction, repair or replacement of capital assets, and any expenditure required to be capitalized, including the creation of a Capital Lease, all as determined in accordance with GAAP, but net after any trade-in allowance given to existing equipment Disposed by that Person upon such expenditure being made.  For greater certainty, an Acquisition shall not be treated as a Capital Expenditure.

“Capital Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.

“Cash Equivalents” means:

(a)
marketable direct obligations issued by, or unconditionally guaranteed by, the governments of Canada or any province thereof or the United States or any agency or instrumentality of any of them, and backed by the full faith and credit of Canada or such province or the United States, as the case may be, in each case maturing within one year from the date of acquisition; and

(b)
term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any bank listed in Schedule I, II or III of the Bank Act (Canada) or any other commercial bank organized under the laws of Canada or the United States or any state thereof having combined capital and surplus of not less than $500,000,000 or the Equivalent Amount in any other currency.

“CDOR” means, for any day and relative to Bankers’ Acceptances or BA Equivalent Notes having any specified term and face amount, the average of the annual rates for Bankers’ Acceptances having such specified term and face amount (or a term and face amount as closely as possible comparable to such specified term and face amount) of the banks named in Schedule

I of the Bank Act (Canada) that appears on the Reuters Screen CDOR page as of 10:00 a.m. on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto time) on the preceding Business Day), provided that if such rate does not appear on the Reuters Screen CDOR page at such time on such date, CDOR for such date will be the annual rate of interest (rounded upward to the nearest whole multiple of 1/100 of 1%) as of 10:00 a.m. (Toronto time) on such date at which the Agent is then offering to purchase bankers’ acceptances accepted by it having a comparable aggregate face amount and identical maturity date to the aggregate face amount and maturity date of such Bankers’ Acceptances or BA Equivalent Notes, as the case may be.

“Change in Law” has the meaning set forth in Schedule AA.

“Change of Control” means the occurrence of any transaction or event as a result of which any Person and its Affiliates shall purchase or acquire, directly or indirectly, legally or beneficially, (i) Equity Interests of the Borrower having ordinary voting power to elect a majority of the board of directors or persons performing similar functions, or (ii) an amount equal to or greater than 50.1% of the issued and outstanding Equity Interests of the Borrower.

“CIBC” means Canadian Imperial Bank of Commerce.

“CIBC L/C” means the letter of credit issued by CIBC, the details of which are identified on Schedule H .

“Closing Date” means June 6, 2011.

“Collateralize” and “Collateralized” in relation to a Letter of Credit means deposit with the Agent the deposit amount or “clean” standby letter of credit contemplated by Section 6.02(11).

“Commitment” means, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has covenanted to make as set forth in Schedule A to this Agreement (which shall be amended and distributed to all parties by the Agent from time to time as other Persons become Lenders), which for greater certainty shall in each case be reduced by such Lender’s Proportionate Share of the amount of any permanent repayments, reductions or prepayments required or made hereunder.

“Compliance Certificate” means the certificate required pursuant to Section 10.03(3), substantially in the form annexed as Schedule D and signed by the Chief Financial Officer, Vice President – Finance, Treasurer or Controller of the Borrower.

“Contingent Obligation” means, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation shall not include (i) endorsements of instruments for deposit or collection in the ordinary course of business and (ii) counter-indemnities in respect of commercial credits (documentary or trade letters of credit).

“Controlled Group” means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control, which together with the Borrower and any of its Subsidiaries, are treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Conversion” means a conversion of an Advance pursuant to Section 2.06(1).

“Conversion Date” means the date specified by the Borrower as being the date on which the Borrower has elected to convert one type of Advance into another type of Advance and which shall be a Business Day.

“Conversion Notice” means the notice of request for advance substantially in the form annexed hereto as Schedule D to be given to the Agent by the Borrower pursuant to Section 2.06.

“Credit Facility” has the meaning set forth in Section 2.01.

“Crown Debt” means indebtedness owing by the Borrower to the federal government of Canada in the principal amount of Cdn.$45,513,461 as at January 31, 2011.

“Debt” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination:  (a) all indebtedness of such Person for borrowed money; (b) all obligations of such Person for the deferred purchase price of Property or services which constitute indebtedness; (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property); (e) all obligations of such Person as lessee under leases that have been, in accordance with GAAP, recorded as Capital Leases; (f) all reimbursement obligations, contingent or otherwise, of such Person under acceptance, letter of credit and similar facilities; (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person (for greater certainty, not including obligations with respect to unexercised options and rights of first refusal and where conditions precedent to the purchase, redemption, retirement, defeasance or other acquisition of such obligations have not occurred); (h) the Market Value of all Hedge Arrangements in respect of which the Market Value is negative from such Person’s perspective (that is, the Person is “out of the money”); (i) all Contingent Obligations of such Person in respect of Debt of another Person; and (j) any other obligation arising under arrangements or agreements that, in substance, provide financing to such

Person.  For greater certainty, the following shall not be treated as Debt:  (i) trade debt incurred in the ordinary course of business, (ii) customer deposits and advance payments in the ordinary course of business, (iii) deferred revenues and (iv) counter-indemnities in respect of commercial credits (documentary or trade letters of credit)

“Default” has the meaning set forth in Schedule AA.

“Depreciation Expense” means, for any period with respect to the Borrower, depreciation, amortization, depletion and other like reductions to income of the Borrower for such period not involving any outlay of cash, determined, without duplication and on a consolidated basis, in accordance with GAAP.

“Disposition” means any sale, assignment, transfer, conveyance, lease or other disposition of any asset of any Obligor, in a single transaction or a series of related transactions and the word “Dispose” shall have a correlative meaning.  For greater certainty, payments of cash and electronic funds transfers shall not be treated as Dispositions.

“Distribution” shall mean, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends on any shares of its capital, other than dividends payable in shares; (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interests issued by it; (c) of any other distribution in respect of any Equity Interests issued by it; (d) of any principal of or interest or premium or fees on or related to indebtedness or liability of such Person whether ranking, at law or by contract, in right of payment subordinate to any liability of such Person under the Loan Documents or otherwise; or (e) of any management, consulting or similar fee or compensation or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director, officer or member of the management of such Person or an Affiliate of such Person or to any Person not dealing at Arm’s Length with such first Person.  For greater certainty, compensation (including bonuses) paid by an Obligor in the course of its business to directors, officers, employees and members of management of Obligors shall not constitute Distributions hereunder.

“Draft” has the meaning set forth in Section 6.01(1).

“Drawdown” means:

(a)	the advance of a Prime Rate Advance, a US Base Rate Advance or a LIBOR Advance;

(b)	the issue of Bankers’ Acceptances or BA Equivalent Notes; or

(c)	the issue of Letters of Credit.

“Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Business Day.

“Drawdown Notice” means the notice of request for advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Borrower pursuant to Section 2.06.

“DX RX Accounts” means (i) account number XXXXXXXXXXXX in the name of DX RX Indemnity Inc. maintained with CIBC Mellon Global Securities Services  Company, 320 Bay Street, Toronto, (ii) US DOLLAR CALLACCOUNT NO:XXXXXXXXX in the name of DX RX Indemnity Inc. maintained with First Caribbean International Wealth Management Bank (Offshore) Limited – Rendezvous, P.O. Box 503, Warrens, St. Michael, Barbados, (iii) CANADIAN DOLLAR ACCOUNT NO:XXXXXXXXX in the name of DX RX Indemnity Inc. maintained with First Caribbean International Wealth Management Bank (Offshore) Limited – Rendezvous, P.O. Box 503, Warrens, St. Michael, Barbados, (iv) any replacement account of any of the accounts referred to in this definition and (v) each Obligor’s rights in and to any of the accounts referred to in this definition and all amounts from time to time credited thereto.

“EBITDA” means, for any period with respect to the Borrower, on a consolidated basis, the Net Income of the Borrower for such period

(a)	increased by the sum of (without duplication)

(i)	Interest Expense for such period;

(ii)	Income Tax Expense for such period;

(iii)	Depreciation Expense for such period;

(iv)	non-cash foreign exchange translation loss;

(v)	non-cash expenses resulting from the grant of stock options or capital stock to employees;

(vi)	unusual non-cash charges;

(vii)	losses realized upon the disposition of capital property;

(viii)	non-recurring restructuring expenses and losses from discontinued operations, net of income taxes, arising from the Disposal of Nordion Belgium;

(ix)	goodwill write-downs; and

(x)	change in fair market value of embedded derivative (loss) on supply or sale contracts based on changes in foreign exchange rates,

in each case to the extent that such amounts were deducted in the calculation of Net Income for such period; and

(b)	decreased by the sum of (without duplication)

(i)	extraordinary, unusual or non-recurring items;

(ii)	dividend and interest income earned or received during such period;

(iii)	unusual non-cash gains;

(iv)	gains realized upon the disposition of capital property;

(v)	non-cash foreign exchange translation gains; and

(vi)	change in fair market value of embedded derivative (gain),

in each case to the extent such amounts were included in the calculation of Net Income for such period.

“Eligible Assignee” has the meaning set forth in Schedule AA.

“Encumbrance” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any consignment or Capital Lease of Property by such Person as consignee or lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation of that Person, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

“Environmental Laws” means any Applicable Law relating to the environment including those pertaining to

(a)	reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Materials, and

(b)	the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Materials, including those pertaining to occupational health and safety.

“Equity Interest” means (a) in the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock, (b) in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity, (c) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable, and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (a), (b), (c) or (d), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.

“Equivalent Amount” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the Agent’s noon spot rate on the Business Day with respect to which such computation is required for the purpose of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States, together with the regulations thereunder as the same may be amended from time to time.  Reference to Sections of ERISA also refer to any successive Sections thereto.

“ERISA Plan” means an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), in each case, which is subject to Title 1 of ERISA, that is sponsored or contributed to by an Obligor.

“Event of Default” means any of the events or circumstances described in Section 12.01.

“Excluded Taxes” has the meaning set forth in Schedule AA.

“Existing L/C’s” means the CIBC L/C and the Royal L/C.

“Federal Funds Effective Rate” means, for any day, an annual rate of interest, expressed on the basis of a year of 360 days, equal, for each day during such period, to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the simple average of the quotations for that day for such transactions received by the Agent from three United States federal funds brokers of recognized standing selected by it.

“Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and guarantees or Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations.  For greater certainty, Financial Assistance will not include endorsement of bills for collection or deposit in the ordinary course of business.  Whenever in this Agreement the amount of any Financial Assistance is required to be determined such amount shall (i) in the case of a loan, be the original principal amount of such loan less all repayments of principal in respect of such loan, (ii) in the case of a guarantee, be the maximum amount of financial exposure of the guarantor pursuant to such guarantee, and (iii) in the case of financial assistance other than a loan or guarantee, such maximum amount that the Person providing such financial assistance may be obliged to expend as a consequence of such commitment to provide financial assistance as determined by the Borrower acting reasonably.

“Fiscal Quarter” means each successive three-month period of the Borrower’s Fiscal Year ending on or about January 31, April 30, July 31 and October 31.

“Fiscal Year” means, in respect of the Borrower, the twelve month period ending on or about the last day of October in any year.

“Four Quarter Period” means as at the last day of any particular Fiscal Quarter of the Borrower, the period of four consecutive Fiscal Quarters which includes the Fiscal Quarter ending as of the date of such calculation (including the last day thereof) and the immediately preceding three Fiscal Quarters.

“Fund” has the meaning set forth in Schedule AA.

“GAAP” means those accounting principles which are recognized as being generally accepted and which are in effect from time to time in the United States.

“Governmental Authority” has the meaning set forth in Schedule AA.

“Guarantors” means, collectively, all Material Subsidiaries of the Borrower but excluding Restricted Subsidiaries that are not required to be Guarantors in accordance with the provisions of Section 10.04(17), from time to time and includes, without limitation, each of those Persons identified on Schedule E and their successors and assigns and “Guarantor” means any one of them.

“Hazardous Material” shall mean any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum product or by-product, polychlorinated biphenyls, radon and any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended.

“Hedge Arrangement” means, for any period, for any Person, any arrangement or transaction between such Person and any other Person which is an interest rate swap transaction, basis swap, forward interest rate transaction, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency interest rate swap transaction, currency option or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest or currency exchange.

“Hostile Take-Over Bid” shall mean a Take-Over Bid by an Obligor or in which an Obligor is involved, in respect of which the board of directors (or persons performing similar functions) of the Person whose securities are subject to such Take-Over Bid has recommended rejection of such Take-Over Bid.

“Income Tax Expense” means, with respect to the Borrower, for any period, the aggregate, without duplication and on a consolidated basis, of all current Taxes on the income of the Borrower (including franchise taxes imposed in lieu of income taxes) for such period, determined on a consolidated basis in accordance with GAAP.

“Indemnified Taxes” has the meaning set forth in Schedule AA.

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the US Bankruptcy Code.

“Intellectual Property” means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, proprietary software, technology, recipes and formulae and other similar intellectual property rights.

“Interbank Reference Rate” means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks.

“Interest Coverage Ratio” means, for the most recently completed Four Quarter Period the ratio of (a) EBITDA for such period to (b) accrued and cash paid or payable Interest Expense in respect of Total Debt during such period.

“Interest Expense” of the Borrower means, for any period, without duplication and on a consolidated basis, the aggregate amount of interest and other financing charges accrued and paid or payable by  the Borrower, on account of such period with respect to Total Debt including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases and plus or minus (as applicable) net payments (if any) pursuant to Hedge Arrangements involving interest, all as determined in accordance with GAAP.

“Interest Payment Date” means:

(a)	with respect to each Prime Rate Advance and US Base Rate Advance, the first Business Day of each calendar month; and

(b)
with respect to each LIBOR Advance, the last Business Day of each applicable Interest Period and, if any Interest Period is longer than ninety (90) days, the last Business Day of each such ninety (90) day period during such Interest Period.

“Interest Period” means,

(a)
with respect to each Prime Rate Advance and US Base Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

(b)
with respect to each Bankers’ Acceptance and BA Equivalent Note, the period selected by the Borrower hereunder and being 1, 2, 3 or 6 months duration, subject to availability, commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance;

(c)
with respect to each LIBOR Advance, the period selected by the Borrower and being from 1, 2, 3 or 6 months duration, subject to availability, commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Advance, as the case may be; and

(d)	with respect to a Letter of Credit, the period commencing on the date of issuance of the Letter of Credit and terminating on the last day that the Letter of Credit is outstanding;

provided that (i) in any case the last day of each Interest Period shall be also the first day of the next Interest Period, (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period otherwise selected, and (iii) no Interest Period shall expire subsequent to the Maturity Date.

“Investment” in any Person means any direct or indirect (a) acquisition of any Equity Interest in any other Person, or (b)  any loan or advance made to any other Person.  In determining the amount of any Investment involving a transfer of any Property other than any cash or electronic funds transfer, such Property shall be valued at its fair market value determined in accordance with GAAP at the time of such transfer.  For greater certainty (i) an Acquisition shall not be treated as an Investment and (ii) commission, travel and similar advances to directors, officers and employees made in the ordinary course of business shall not be treated as an Investment.  Whenever in this Agreement the amount of any Investment is required to be determined, such amount shall be the original principal or capital amount of such Investment less principal repayments or returns of capital in respect thereof.

“ISDA Master Agreement” means the 1992 ISDA Master Agreement (Multi-Currency - Cross Border) as published by the International Swaps and Derivatives Association, Inc., as amended, revised or replaced from time to time.

“Issuing Bank” means The Toronto-Dominion Bank.

“Judgement Conversion Date” has the meaning set forth in Section 14.05(1)(b).

“Judgement Currency” has the meaning set forth in Section 14.05(1).

“Labs” means Laboratoires Nordion Inc., a corporation existing pursuant to the federal laws of Canada.

“Lender-Related Distress Event” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a “Distressed Person”), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority.

“Lenders” means the Persons designated in Schedule A annexed hereto providing the Credit Facility to the Borrower pursuant to this Agreement and “Lender” means any one of the Lenders and includes each of their successors and permitted assigns.

“Lenders’ Counsel” means the firm of McCarthy Tétrault LLP and any and all local agent counsel retained by McCarthy Tétrault LLP for and on behalf of the Agent; provided that no more than one law firm in any single jurisdiction shall be retained as Lenders’ Counsel.

“Lending Office” means, with respect to a particular Lender, the branch or office specified in Schedule A from which such Lender makes Advances and to which the Agent disburses payments received for the benefit of such Lender.

“Letter of Credit Fee Rate” means, with respect to a Letter of Credit, the annual percentage per annum indicated below the reference to “Applicable Margin for Letters of Credit” in the pricing grid in the definition of “Applicable Margin” relevant to the period in respect of which determination is being made.

“Letters of Credit” means a letter of credit or letter of guarantee issued by the Issuing Bank at the request and for the account of the Borrower under this Agreement and “Letter of Credit” means any one thereof.

“LIBO Rate” means, for each Interest Period for each LIBOR Advance, the interest rate expressed as a percentage rate per annum calculated on the basis of a 360 day year, equal to:

(a)
the simple average of the rates for deposits in US Dollars in the London England inter-bank market for a period equal to such LIBOR Interest Period which appears on LIBOR Page “01” of the Reuters Monitor Money Rates Service (or such other page as the Agent, after consultation with the Lenders, shall nominate which replaces that page for the purpose of displaying offered rates of leading banks for London inter-bank deposits in US Dollars for a period equal to such LIBOR Interest Period) as of 11:00 a.m. London, England time on the second Business Day preceding the first day of such LIBOR Interest Period; or

(b)	if a rate is not determinable pursuant to clause (a) of this definition at the relevant time, as determined by the Agent, such rate, as determined by the Agent to be the average at which deposits in US Dollars are offered by the principal lending office in London, England of the Agent to leading banks in the London inter-bank market at approximately 11:00 a.m. London, England time on the second Business Day preceding the first day of such LIBOR Interest Period for a period comparable to the LIBOR Interest Period and in an amount comparable to the amount of the LIBOR Advance to be outstanding during such LIBOR Interest Period; or

(c)	if the rate is not determinable pursuant to clause (a) or (b) of this definition at the relevant time in respect of the relevant period, Section 2.11 shall apply.

“LIBO Rate Margin” means, for any period, the percentage rate per annum (expressed on the basis of a year of 360 days) applicable to that period as indicated below the reference to “Applicable Margin for LIBOR Loans” in the pricing grid in the definition of “Applicable Margin”.

“LIBOR Advance” means an Advance in United States Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the LIBO Rate.

“LIBOR Interest Period” means an Interest Period applicable to any LIBOR Advance.

“Loan Documents” means (a) this Agreement, the Security, all guarantees delivered by any Obligor pursuant to this Agreement; and each other agreement delivered to the Agent by an Obligor on the Closing Date; (b) the fee letters referred to in Section 5.05; (c) Service Agreements and all other agreements to which an Obligor is party relating to VISA, MasterCard and other charge cards issued by a Lender; and (d) all present and future security and other agreements delivered by any Obligor to the Agent or the Lenders pursuant to, or in respect of the agreements referred to in clause (a); in each case as the same may from time to time be supplemented, amended or restated, and “Loan Document” shall mean any one of the Loan Documents.

“Majority Lenders” means Lenders holding at least 66 2/3% of the Commitments under the Credit Facility and, should there be two or more Lenders, shall include at least two Lenders.

“Market Value” means  at any time with respect to all Hedging Arrangements entered into between the Borrower or any Subsidiary of it (the “relevant Nordion Entity”) and any counterparty to it means the amount which is or (as the case may be) would be payable to a counterparty (on a net basis) under the master agreement (to the extent that a master agreement has been entered into) governing all Hedging Arrangements between the relevant Nordion Entity and such counterparty (expressed as a positive number) or by such counterparty thereunder to the relevant Nordion Entity (expressed as a negative number), as the case may be, if those Hedging Arrangements have been or (as the case may be) were then to be early terminated in accordance with the provisions of such master agreement at such time.

“Material Adverse Effect” shall mean (a) a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of the Borrower on a consolidated basis, (b) an adverse effect on the legality, validity or enforceability of any of the Loan Documents which is reasonably likely to be material having regard to the Loan Documents considered as a whole, including the validity, enforceability, perfection or priority of any Encumbrance created under any of the Security which is reasonably likely to be material having regard to the Security considered as a whole, (c) a material adverse effect on the ability of an Obligor to pay or perform any of its debts, liabilities or obligations under any of the Loan Documents, which is reasonably likely to be material with respect to the Obligors considered as a whole, or (d) an adverse effect on the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Loan Documents which is reasonably likely to be material having regard to the Loan Documents taken as a whole.  For greater certainty, neither any interim or final determination of the AECL Disputes shall give rise to a Material Adverse Effect.

“Material Contracts” means, collectively, each written agreement (or multiple agreements with the same Person), arrangement or understanding entered into by an Obligor which if not complied with or expires, is reasonably likely to have a Material Adverse Effect.  The fact that a contract may be a Material Contract for the purposes of this Agreement shall have no bearing on whether it constitutes a material contract for the purposes of applicable securities laws.

“Material Intellectual Property” means Intellectual Property material to the conduct of the Business of the Obligors considered as a whole.

“Material Licences” means, collectively, each licence, permit or approval issued by any Governmental Authority or any applicable stock exchange or securities commission to any Obligor the breach or default of which is reasonably likely to result in a Material Adverse Effect.

“Material Subsidiary” means any Subsidiary of the Borrower that (a) is not exclusively a holding company, and (b) (i) such Subsidiary (not including through another Subsidiary) owns assets (excluding Equity Interests in Subsidiaries or any other Obligor) with a value in excess of 5% of the value of the consolidated assets of the Borrower as such amounts are reflected in the consolidated balance sheet of the Borrower, (ii) such Subsidiary (not including through another Subsidiary) carries on business activities generating in excess of 5% of the consolidated revenues of the Borrower, (iii) such Subsidiary’s EBITDA (on an unconsolidated basis) constitutes more than 5% of the Borrower’s consolidated EBITDA, or (iv) such Subsidiary makes a material contribution to the ability of the Borrower to successfully carry on the Business and “Material Subsidiaries” means all of such Subsidiaries.  A Material Subsidiary shall also include any Subsidiary that has been designated as such by the Borrower in order to comply with the provisions of Section 10.01(19) of this Agreement.

“Maturity Date” means the earlier of June 6, 2014 (as such date may be extended pursuant to Section 2.12) and the date on which the Credit Facility is terminated pursuant to Section 12.02.

“Net Income“ means, for any period, with respect to the Borrower, the consolidated net income (loss) of  the Borrower, for such period, all as determined in accordance with GAAP.

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “Arm’s Length” shall have the opposite meaning.

“Non BA Lender” means any Lender which is not a BA Lender.

“Non-Funding Lender” means any Lender (a) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents, or (b) that has given verbal or written notice to the Borrower, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (c) with respect to which one or more Lender Related Distress Events has occurred, or (d) with respect to which the Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities, or (e) with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable chance that such Lender shall become a “Non-Funding Lender” pursuant to any of (a), (b) or (c) above and that such Lender has been deemed a “Non-Funding Lender.

“Nordion Belgium” means MDS Nordion S.A. a company formed under the laws of Belgium.

“Nordion Singapore” means MDS Pharma Services (Singapore) Pte. Ltd., a company formed under the Companies Act, Singapore.

 “Normal Course Issuer Bid” means the purchase for cancellation by the Borrower announced on January 20, 2011 of up to 5,677,108 of its common shares by way of normal course issuer bid authorized by the Toronto Stock Exchange, in an amount not to exceed US$65,000,000 and operative for the period January 26, 2011 through January 25, 2012.

“Obligations” means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders (and its Affiliates) and any of them under, in connection with, relating to or with respect to each of the Loan Documents and any and all Hedge Arrangements, and any unpaid balance thereof.

“Obligors” has the meaning set forth in Schedule AA.

“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter or constitutional documents, by-laws, shareholder agreement, partnership agreement, joint venture agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person.

“Other Taxes” has the meaning set forth in Schedule AA.

“Participant” has the meaning set forth in Schedule AA.

“Permitted Acquisitions” means an Acquisition that complies with the following terms:

(a)	at the time of the Acquisition there exists no Default or Event of Default and there shall exist no Default or Event of Default after giving effect to the completion of the Acquisition;

(b)	in the event that the Acquisition consists of the purchase of Equity Interests, the acquiring Obligor shall acquire no less than a majority of the Equity Interests of the Person being acquired;

(c)	the business and assets acquired in such Acquisition shall be free and clear of all Encumbrances (other than Permitted Encumbrances) either before or concurrently with such Acquisition taking place;

(d)	the Acquisition shall be in material compliance with all Requirements of Law;

(e)
the Borrower shall have provided to the Agent historical financial information regarding the subject matter of the Acquisition for a three year period (which, does not have to be audited financial information if unavailable) (or such lesser period if three years of financial statements are unavailable) and shall also provide to the Agent a three year pro forma financial forecast on a stand alone and consolidated basis;

(f)	the Business to be acquired shall be in a business substantially similar to the Business;

(g)
the Borrower shall deliver to the Agent, concurrent with the completion of the Acquisition, a certificate identifying any changes to the disclosure information included in the representations contained in Section 9.01 of this Agreement as a result of the Acquisition;

(h)	the aggregate consideration for all Acquisitions in such Fiscal Year shall not exceed US$20,000,000;

(i)
the Agent shall have received from the Borrower copies of all material third party due diligence reports obtained or prepared by or on behalf of the Borrower or any of its Affiliates (and, for certainty, if none are obtained or prepared, no reports will be required to be delivered) provided that the Agent shall have executed any confidentiality agreements required by the authors of such reports;

(j)	the Borrower shall have provided to the Agent an officer’s certificate certifying as to:

(i)	the Acquisition being a Permitted Acquisition;

(ii)	details as to the consideration to be paid by the Borrower with respect to the Acquisition which shall include all components of the consideration paid;

(iii)	the aggregate consideration paid by the Borrower or its Subsidiaries with respect to all Acquisitions completed during the most recently completed twelve month period;

(iv)
pro forma financial covenant calculations demonstrating compliance with the financial covenants contained herein such compliance both prior to and subsequent to the Acquisition supported by such back-up financial details as the Lenders shall reasonably require; and

(v)	details as to the structure of the Acquisition, details of the type of business being acquired and such other information related thereto as may be specified in writing by the Agent;

(k)	after giving effect to the Acquisition, the Borrower shall, on a pro forma basis, be in compliance with each of the financial covenants provided for in Section 10.02 of this Agreement;

(l)	the Acquisition shall not constitute a Hostile Take-Over Bid;

(m)	the Agent shall receive at least fifteen (15) days’ prior written notice of such Acquisition, which notice shall include a reasonably detailed description of such proposed Acquisition;

(n)
if (i) the business operations subject to such Acquisition are primarily located outside Canada and the United States of America, or (ii) the Person subject to such Acquisition would be a Restricted Subsidiary, the total consideration for such Acquisition, together with the aggregate consideration for all other Acquisitions previously made during the term of this Agreement identified in (i) and (ii) of this subsection (n) shall not, exceed US$15,000,000 or the US Dollar Equivalent Amount;

(o)
if the Acquisition takes place by way of an acquisition of Equity Interests and any Person acquired constitutes a Material Subsidiary, at or immediately following the closing of the Acquisition, the Agent shall, unless such Subsidiary is exempted from providing such documents in accordance with the provisions of Section 10.04(7) and subject to the consideration limitation provided for in the subsection (n), be provided with (i) a legal, valid, binding and enforceable guarantee by each such Person being acquired in which it or they, as the case may be, guarantees all of the Obligations of the Borrower, (ii) such Security (including third party consents) as the Agent views as necessary in order to create a first priority perfected Encumbrance (subject to Permitted Encumbrances) in all assets acquired and/or Equity Interests of each such Person, and (iii) such legal opinions as may be reasonably required by the Agent;

(p)	on or prior to the date of the Acquisition, the Agent shall receive (i) copies of the acquisition agreement and (ii) such other related material agreements reasonably requested by the Agent; and

(q)
if the proposed Acquisition involves the acquisition of Equity Interests represented by certificated securities not registered in the name of a clearing agency or securities intermediary, upon the consummation of the Acquisition the Agent shall receive certificates along with appropriate stock powers of attorney in respect of all such Equity Interests so acquired, provided that any Acquisition that has a total consideration of less than US$10,000,000 (or the Equivalent Amount in another currency) that complies with the terms set out in clauses (a), (b), (c), (d), (f), (l), (n), (o) and (q) shall qualify as a Permitted Acquisition.

“Permitted Debt” means:

(a)	Debt under this Agreement;

(b)	Debt in respect of Purchase Money Security Interests, Sale Lease Backs and Capital Leases in an outstanding amount not to exceed US$5,000,000 in the aggregate at any time;

(c)	Obligations under Qualifying Hedge Arrangements;

(d)	Debt owing by an Obligor to another Obligor;

(e)	the Crown Debt;

(f)	unsecured Debt of the Obligors in an aggregate amount not to exceed US$10,000,000; and

(g)	Debt consented to in writing by the Lenders from time to time and subject to the terms imposed by the Lenders in connection with such consent.

“Permitted Disposition” means (a) the Disposition of inventory in the ordinary course of business, (b) the Disposition of used, worn-out, damaged or surplus equipment in the ordinary course of business, (c) trade-ins of equipment made in the ordinary course of business for equipment of equal or better value or use, (d) Disposition of Property compensated for by expropriation or insurance proceeds subject to the provisions of Section 7.03, (e) Disposition of Cash Equivalents for fair value for cash consideration, (f) Disposition of any of its assets to an Obligor, (g) Disposition of defaulted accounts in order to realize on them in a commercially reasonable manner and (h) and all other Dispositions to the extent that no Event of Default exists and the fair market value of the assets Disposed of pursuant to this clause (h) does not exceed during any Four Quarter Period US$5,000,000.

“Permitted Distributions” means (a) all cash amounts and dividends (whether in cash or otherwise) paid by any Obligor to (i) the Borrower, or (ii) a Guarantor, or (iii) to another Obligor in order to facilitate a distribution to a Guarantor or to the Borrower; and (b) provided that there exists no Default or Event of Default, cash Distributions by the Borrower in an amount not to exceed the Borrower’s Available Cash Flow in any given Four Quarter Period.

“Permitted Encumbrances” means, with respect to the Borrower or any Subsidiary of it, the following:

(a)
liens for Taxes not yet delinquent or for which instalments have been paid based on reasonable estimates pending final assessments, or if past due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Borrower or such Subsidiary for which reasonable reserves under GAAP are maintained;

(b)
statutory deemed trusts and liens securing claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension plan contributions or winding-up deficiencies, employee or non-resident withholding tax source deductions, realty taxes (including utility charges and business taxes which are collectable like realty taxes), unremitted goods and services taxes, provincial or harmonized sales taxes, customs duties or similar statutory obligations secured by an Encumbrance on any assets of the Borrower or any Subsidiary of it; provided such claims are not delinquent or if past due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Borrower or such Subsidiary for which reasonable reserves under GAAP are maintained;

(c)
undetermined or inchoate liens, rights of distress and charges incidental to current operations which relate to obligations not delinquent, or if past due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Borrower or any Subsidiary of it;

(d)	reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein;

(e)
zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, servitudes, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, easements, servitudes, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables); provided that in the case of property material to the conduct of the Business of the Obligors considered as a whole, such matters do not materially impair the use of the affected land for the purpose for which it is used by the Borrower or any Obligor;

(f)
title defects, encroachments or irregularities or other matters relating to title which are of a minor nature; provided that in the case of property material to the conduct of the Business of the Obligors considered as a whole, such matters do not in the aggregate materially impair the use of the affected property for the purpose for which it is used by the Borrower or any Obligor;

(g)
the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, contract, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, contract, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(h)
the Encumbrance resulting from (i) the deposit of cash or securities in connection with contracts or tenders not to exceed $5,000,000 (or the Equivalent Amount in Cdn. Dollars) in aggregate outstanding at any time (ii) expropriation proceedings;

(i)
Encumbrances securing workers compensation, employment insurance, surety or appeal bonds, costs of litigation when required by law, liens and claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar liens in an amount, and public, statutory and other like obligations incurred in the ordinary course of business;

(j)
security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business; provided that in the case of property material to the conduct of the Business of the Obligors considered as a whole, such security does not materially impair the use of the affected property for the purpose for which it is used by the Borrower or any Obligor;

(k)
the Encumbrance created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of Default;

(l)	Encumbrances in favour of the Superintendant of Financial Institutions Canada over the DX RX Accounts;

(m)
Encumbrances in favour of INC Research Inc. over (i) the US Escrow Account and (ii) the Borrower’s rights in and to the US Escrow Account and all amounts from time to time credited thereto (in the amount, as of the Closing Date, of $5,300,000 plus interest);

(n)	the Security;

(o)	Purchase Money Security Interests, Sale Lease Backs and Capital Leases, provided that such Liens secure Permitted Debt as referenced in (b) of such definition;

(p)
Encumbrances in favour of Her Majesty the Queen, in right of Canada pursuant to the hypothecation and pledge agreement dated April 10, 1997 between Her Majesty the Queen in right of Canada and the Borrower;

(q)
Encumbrances arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Borrower or any Subsidiaries of it in the ordinary course of  business; and

(r)	such other Encumbrances as agreed to in writing by the Lenders from time to time in accordance with this Agreement.

“Permitted Investments” means:

(a)	Cash Equivalents;

(b)	Investments by the Borrower occurring prior to the Closing Date in Lumira Capital Corp. and Celerion Inc., LPBP Inc. and Evolved Digital Systems Inc.;

(c)	Investments by an Obligor in another Obligor;

(d)
Investments that constitute Permitted Acquisitions contemplated in subsection (n) of the definition of Permitted Acquisitions by an Obligor in a Restricted Subsidiary or Restricted Subsidiaries in an aggregate outstanding amount not to exceed US$15,000,000 (or Equivalent Amount in other currency) at any time; and

(e)	Investments, other than those referred to in clauses (a), (b), (c) and (d), in an aggregate outstanding amount not exceeding US$10,000,000 (or Equivalent Amount in other currency).

For greater certainty, any Investment that is made by way of a Permitted Acquisition shall be deemed to be a Permitted Investment.

“Person” has the meaning set forth in Schedule AA.

“Prime Rate” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as applicable, which is equal at all times to the greater of (a) the base rate of interest (however designated) of the Agent for determining interest chargeable by it on Canadian Dollar commercial loans made in Canada; and (b) 1.0% above CDOR from time to time for one month Canadian Dollar bankers’ acceptances having a face amount comparable to the face amount in respect of which the applicable Prime Rate calculation is being made.

“Prime Rate Advance” means an Advance in Canadian Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the Prime Rate.

“Prime Rate Margin” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “Applicable Margin for Prime Rate Loans” in the pricing grid in the definition of “Applicable Margin”.

“Production Machinery” means all equipment of an Obligor provided to a manufacturer of an Obligor’s inventory in order to manufacture such inventory.

“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including for greater certainty any share in the capital of a corporation or ownership interest in any other Person.

“Proportionate Share” means in respect of each Lender from time to time, (a) with respect to the Credit Facility, the percentage of the Credit Facility which a Lender has agreed to advance to the Borrower, determined by dividing the Lender’s Commitment in respect of the Credit Facility by the aggregate of all of the Lenders’ Commitments with respect to the Credit Facility and, with respect to an Advance, means the Proportionate Share of the Credit Facility under which such Advance is made in each case net of the Commitment under the Swingline Facility and (b) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender, which, in the case of all Qualifying Hedge Arrangements, shall mean all amounts due thereunder including, with respect to all Qualifying Hedge Arrangements (whether or not governed by an ISDA Master Agreement), as a result of a Termination Event (as such term is defined in the ISDA Master Agreement).

“Purchase Money Security Interest” means an Encumbrance created by an Obligor securing Debt incurred to finance the unpaid acquisition price of Property or assumed by an Obligor upon acquisition of Property; provided that (a) such Encumbrance is created concurrently with or within 90 days after the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property acquired, (c) the principal amount of Debt secured thereby is not increased subsequent to such acquisition and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such personal Property at the time it was acquired, plus the aggregate purchase price for installation and subsequent upgrades, and for the purposes of this definition the term “acquisition” shall include the creation of a Capital Lease and the term “acquire” shall have a corresponding meaning.

“Qualifying Hedge Arrangements” means a Hedge Arrangement provided by a Lender which is entered into after the Closing Date and is permitted pursuant to Section 10.04(12).

“Related Parties” has the meaning set forth in Schedule AA.

“Relevant Jurisdiction” means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada, any state of the United States or any other country or political subdivision thereof, in which such Person has its jurisdiction of formation, chief executive office or chief place of business or has Property valued in excess of $2,500,000, other than inventory, Production Machinery and Property purchased (but not yet delivered), in transit or with repairers for repair and return, all in the ordinary course of business, and, for greater certainty, at the Closing Date includes the provinces and states set forth in Schedule 9.01(18) attached hereto.

“Relevant Quarter” has the meaning set forth in the definition of Applicable Margin.

“Repayment Notice” means the notice substantially in the form annexed hereto as Schedule E.

“Requirements of Environmental Law” means all requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgments and decrees, and rules, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or Governmental Authority in Canada, the United States and any other jurisdiction in which any

Obligor has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Material) and the assets and undertaking of any Obligor and the intended uses thereof, including but not limited to, all such requirements relating to:  (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Material); and (d) Hazardous Materials or conditions (matters that are prohibited, controlled or otherwise regulated in connection with the protection of the natural environment and occupational health and safety, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments).

“Requirements of Law” means, as to any Person, the Organizational Documents of such Person and any Applicable Law, or determination of a Governmental Authority, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject.

“Restricted Subsidiary” means a Subsidiary (i) incorporated under the laws of a jurisdiction other than Canada or any province thereof or any state of the United States of America and (ii) whose principal place of business and operations are located in a jurisdiction other than in Canada or the United States of America.

“Rollover” means a rollover of a maturing Bankers’ Acceptance into a new Bankers’ Acceptance or BA Equivalent Note, as applicable, or the rollover of a maturing LIBOR Advance into a new LIBOR Advance.

“Rollover Date” means the date of commencement of a new Interest Period applicable to a Bankers’ Acceptance or BA Equivalent Note that is being rolled over a LIBOR Advance that is being rolled over.

“Rollover Notice” means the notice of request for Advance substantially in the form annexed hereto as Schedule C to be given to the Agent by the Borrower in connection with the Rollover of a Bankers’ Acceptance, a BA Equivalent Note or a LIBOR Advance pursuant to Section 2.06.

“Royal” means Royal Bank of Canada.

“Royal L/C” means the letter of credit issued by Royal, the details of which are identified on Schedule  H.

“Sale Lease Backs” means an agreement or arrangement relative to personal Property described in Section 10.04(20).

“Schedule I Lenders” means a bank which is chartered under the Bank Act (Canada) and named in Schedule I of the Bank Act (Canada).

“Security” means all security (including guarantees) held from time to time by or on behalf of the Lenders or the Agent on behalf of the Lenders, securing or intended to secure directly or indirectly repayment of the Obligations and includes, without limitation, all security described in Article 11.

“Security Documents” means the agreements referred to in Article 11.

“Service Agreements” means agreements made between an Obligor and a Lender in respect of cash management, payroll, credit card or other banking services.

“Subsidiary” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and shall include any other Person in like relationship to a Subsidiary of such first mentioned Person.

“Swingline Facility” has the meaning set forth in Section 2.02(1).

“Swingline Lender” means TD.

“Swingline Loan” has the meaning set forth in Section 2.02(2).

“Take-Over Bid” shall mean either (a) an offer to acquire outstanding voting or equity securities of a class of a Person whose shares are publicly traded where the securities that are the subject of such offer constitute at least 20% of the outstanding securities of that class of securities on the date the offer is made, or (b) any other event which is a take-over bid within the meaning attributed to such term by any law, treaty, rule, regulation, or requirement of any stock exchange or securities commission, or determination of any arbitrator, court, stock exchange, securities commission or other Governmental Authority, in each case, applicable to or binding on any Obligor.

“Tangible Net Worth” means, at any particular time, the sum of (i) Total Equity at such time less (ii) the aggregate book value of (A) goodwill and (B) embedded derivative assets plus (iii) embedded derivative liabilities of the Borrower at such time, all as determined on a consolidated basis in accordance with GAAP.

“Taxes” has the meaning set forth in Schedule AA.

“TD” means The Toronto-Dominion Bank.

“Total Debt” means, with respect to the Borrower, without duplication and on a consolidated basis, all Debt of the Borrower excluding the Crown Debt.

“Total Debt to EBITDA Ratio” means, at any time, the ratio of (a) Total Debt at such time to (b) EBITDA for most recently completed Four Quarter Period.

“Total Equity” means at any time, the aggregate of (i) the dollar amount of the outstanding share capital of the Borrower, and (ii) the dollar amount (without duplication) of any surplus,

whether contributed or capital and retained earnings, subject to any currency translation adjustment, all as set forth in the most recent annual audited or quarterly unaudited consolidated balance sheet of the Borrower.

“United States Dollars”, “US Dollars” and “US $” means the lawful money of the United States of America.

“Unmatured Contingent Claims” means any contingent Obligation (which, for certainty, does not include an Obligation to repay an outstanding Advance or a scheduled payment, early termination amount or settlement amount under any Hedging Arrangements or amounts owing pursuant to Service Agreements) in respect of which neither the Agent nor any Lender has any outstanding unsatisfied claim for payment.

“US Bankruptcy Code” means  Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq.

“US Base Rate” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days or 366 days, as applicable, which is equal at all times to the greater of (a) the base rate of interest (however designated) of the Agent for determining interest chargeable by it on United States Dollar commercial loans in Canada and (b) the sum of (i) the Federal Funds Effective Rate and (ii) 1.0% per annum.

“US Base Rate Advance” means an Advance in United States Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by a reference to US Base Rate.

“US Base Rate Margin” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “Applicable Margin for US Base Rate Loans” in the pricing grid in the definition of “Applicable Margin”.

“US Escrow Account” means (i) account number XXXXXXXXX in the name of INC RESEARCH INC/MDS INC ESCROW ACCOUNT maintained with U.S. Bank National Association, Corporate and Trust Escrow Services, One California Street, Suite 1000, San Francisco, California and (ii) any replacement account of such account.

“US Pension Plan” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which an Obligor, or any corporation, trade or business that is, along with any other Person, a member of a Controlled Group, may reasonably be expected to have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03	Accounting Practices

All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement shall be made in accordance with GAAP on a basis consistently applied for each Four Quarter Period.  In the event of a change in GAAP or following the adoption of IFRS by the Borrower, the Borrower and the Agent (with the approval of the Lenders) shall negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect GAAP as then in effect with the desired result that the criteria for evaluating the Borrower’s or any of its Subsidiary’s financial condition shall be the same after such change or such adoption of IFRS as if such change or adoption had not occurred, in which case all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained in this Agreement shall be made on a basis consistent with GAAP in existence as at the date of such revisions.

1.04	Permitted Encumbrances

The inclusion of a reference to Permitted Encumbrances in any Loan Document is not intended to subordinate and shall not subordinate, and shall not be interpreted as subordinating, any Encumbrance created by any of the Security to any Permitted Encumbrance.

1.05	Currency

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean United States Dollars.

1.06	Paramountcy

In the event of a conflict in or between the provisions of this Agreement or any of the other Loan Documents then, notwithstanding anything contained in such Loan Document, the provisions of this Agreement will prevail and the provisions of other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict.  In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under any Loan Document, such act or omission shall be permitted.  If any act or omission is expressly prohibited under any Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Loan Document but this Agreement does not expressly relieve the applicable Obligor from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such Loan Document.

1.07	Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day.  Notwithstanding the foregoing, if with respect to any payment of principal or interest on a LIBOR Advance the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest shall be the next preceding Business Day.  Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.08	Interest Payments and Calculations

(1)        All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2)        Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(3)        For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 or 366 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365 or 366 or such other period of time, as the case may be.

(4)        Notwithstanding anything herein to the contrary the Agent shall calculate all fees and interest, including without limitation standby fees and agency fees according to its regular practice.  For greater certainty all such calculations shall be without duplication of any day such that neither interest nor fees shall be calculated in respect of the same day twice.

(5)        Notwithstanding anything herein to the contrary, in no event shall any interest rate or rates referred to herein (together with other amounts payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law.  If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder shall be reduced to the extent necessary so that such rates (together with other amounts which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore shall be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

1.09	Determinations By the Borrower

All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require the Borrower to make all inquiries and investigations as may be reasonable in the circumstances before making any such determination or assessment.

1.10	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule AA	–	Model Credit Agreement Provisions
Schedule A	–	Lenders and Commitments
Schedule B	–	Drawdown Notice
Schedule C	–	Notice of Rollover
Schedule D	–	Notice of Conversion
Schedule E	–	Repayment Notice
Schedule F	–	Compliance Certificate
Schedule G	–	Guarantors on the Closing Date
Schedule H	–	Existing Letters of Credit
Schedule 9.01(6)	–	Taxes
Schedule 9.01(9)	–	Litigation
Schedule 9.01(12)	–	Description of Real Property
Schedule 9.01(13)	–	Insurance Policies
Schedule 9.01(17)	–	Corporate Structure
Schedule 9.01(18)	–	Relevant Jurisdictions
Schedule 9.01(20)	–	Intellectual Property
Schedule 9.01(21)	–	Material Contracts
Schedule 9.01(33)	–	Non-Arm’s Length Transactions

ARTICLE 2 - THE CREDIT FACILITY

2.01	Credit Facility

Subject to the terms and conditions of this Agreement, the Lenders establish (on a several and not joint or joint and several basis) in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in an amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) not to exceed US$75,000,000.

The Credit Facility shall include a swingline facility in an amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) not to exceed US$7,500,000 to be made available by the Swingline Lender to the Borrower pursuant to the Swingline Facility.  The aggregate of all outstanding Advances under the Credit Facility shall at no time exceed the maximum permitted amount provided for herein.

2.02	Swingline Facility

(1)        Subject to the terms and conditions of this Agreement, the Swingline Lender establishes in favour of the Borrower a revolving credit facility which is part of the Credit Facility in an amount (including Advances made in United States Dollars and the Equivalent

Amount in United States Dollars of Advances made in Canadian Dollars) up to US$7,500,000 on the terms set forth in this Section 2.02 (the “Swingline Facility”).

(2)        At any time that the Borrower would be entitled to obtain Prime Rate Advances and US Base Rate Advances, as the case may be, under the Credit Facility, the Borrower shall be entitled to draw cheques on its Cdn. Dollar chequing account and US Dollar chequing account, as the case may be, maintained from time to time with the Swingline Lender at the main branch of the Swingline Lender in Toronto, Ontario (or in such other accounts with the Swingline Lender at such other branch of the Swingline Lender as may be agreed upon by the Swingline Lender and the Borrower from time to time).  The debit balance from time to time in any such Cdn. Dollar account shall be deemed to be a Prime Rate Advance outstanding to the Borrower from the Swingline Lender under the Credit Facility.  The debit balance from time to time in any such US Dollar account shall be deemed to be a US Base Rate Advance outstanding to the Borrower from the Swingline Lender under the Credit Facility.  If at any time the Borrower is a party to a cash concentration arrangement with the Swingline Lender, only the amount of any overdraft from time to time in the Cdn. Dollar or US Dollar concentration account, as the case may be, of the Borrower established pursuant to such arrangement (which for greater certainty may include one of the Cdn. Dollar or US Dollar accounts identified above) shall be deemed to be a Prime Rate Advance or US Base Rate Advance, as the case may be, outstanding to the Borrower from the Swingline Lender under the Credit Facility and if there is a credit balance in either such account, no Prime Rate Advance or US Base Rate Advance, as the case may be, shall be treated as being outstanding from the Swingline Lender under the Credit Facility.  A Prime Rate Advance or a US Base Rate Advance from the Swingline Lender as contemplated by this subsection, prior to such time as such Advance is repaid as contemplated by Section 2.02(4) or purchased as contemplated by Section 2.02(5), is referred to as a “Swingline Loan”.

(3)       The outstanding amount (including Advances made in Canadian Dollars and the Equivalent Amount in Canadian Dollars of Advances made in United States Dollars) of all Swingline Loans at any time shall not exceed the lesser of:

(a)	US$7,500,000; and

(b)	the amount, if any, by which:

(i)	the limit of the Credit Facility as provided for in Section 2.01 as may be reduced from time to time at such time;

exceeds

(ii)
the amount (including Advances made in Canadian Dollars and the Equivalent Amount in Canadian Dollars of Advances made in United States Dollars) of all Advances (other than Swingline Loans) outstanding at such time under the Credit Facility.

(4)        The Swingline Lender may (but shall not be obliged to) deliver a written notice to the Agent (which shall thereupon deliver a similar notice to each of the Lenders) and to the Borrower, or the Agent may itself (but shall not be obliged to) deliver a written notice to each of the Lenders and to the Borrower requiring repayment of the Swingline Loans from time to time.

The Borrower shall be deemed to have given at such time a Drawdown Notice to the Agent requesting Prime Rate Advances and US Base Rate Advances, as applicable, under the Credit Facility in an aggregate amount equal to the amount of such Swingline Loans irrespective of the provisions of Section 2.06(4).  The Lenders shall thereupon (irrespective of whether any condition precedent to an Advance has been satisfied, whether the amount of such Advance to be made available under the Credit Facility is less than, equal to or more than the minimum amount, if any, of an Advance required to be included in an Advance constituting such type of Advance under this Agreement, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Maturity Date has occurred) make such Prime Rate Advance and US Base Rate Advance, as applicable, under the Credit Facility and the Agent shall apply the proceeds thereof in repayment of such Swingline Loans.  The Agent shall promptly notify the Borrower of any such Prime Rate Advances and US Base Rate Advances, and the Borrower agrees to accept each such Prime Rate Advance and US Base Rate Advance and hereby irrevocably authorizes and directs the Agent to apply the proceeds thereof in payment of the applicable Swingline Loan.

(5)        Without limiting Section 2.02(4), on the Maturity Date, or if an Event of Default has occurred and is continuing, each of the Lenders agrees that it will purchase from the Swingline Lender, and the Swingline Lender agrees that it shall sell to such Lenders, for cash, at par, without representation or warranty from or recourse against the Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or been commenced under any of the Loan Documents or otherwise or whether the Maturity Date has occurred), on a rateable basis, an undivided interest in all Swingline Loans then outstanding.  The Agent, upon consultation with the applicable Lenders, shall have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase.  The Borrower and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrower expressly consents to the foregoing arrangements among such Lenders.

(6)        So long as the Swingline Lender continues to be a Lender, each of the Lenders agrees to indemnify and save harmless the Swingline Lender on a rateable basis against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Swingline Lender in any way related to or arising out of any Letter of Credit issued by the Swingline Lender (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Swingline Lender).

(7)        So long as any Lender is a Defaulting Lender, the Swing Line Lender shall not be required to make any further Swingline Loans unless the Swingline Lender is satisfied that the related exposure will be 100% covered by the Commitments of the Lenders that are not Defaulting Lenders and/or cash collateralized in a manner satisfactory to the Swingline Lender.

2.03	Purpose of Credit Facility

Advances under the Credit Facility shall only be used by the Borrower for general corporate purposes including, without limitation, Acquisitions and Distributions permitted herein.

2.04	Manner of Borrowing

(1)       The Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers, as applicable, under the Credit Facility:

(a)	in Canadian Dollars, by way of Prime Rate Advances and Bankers’ Acceptances (and BA Equivalent Notes); and

(b)	in United States Dollars, by way of US Base Rate Advances and LIBOR Advances.

The Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Advances shall be drawn down and in which combinations or proportions.

(2)       The Borrower may make Drawdowns under the Swingline Facility in Canadian Dollars, by way of Prime Rate Advances and United States Dollars, by way of US Base Rate Advances.

(3)       Letters of Credit may not exceed an aggregate face value of US$50,000,000 or the Equivalent Amount in other currencies.

2.05	Nature of the Credit Facility

Subject to the terms and conditions hereof, the Credit Facility is a revolving credit and, accordingly, the Borrower may increase or decrease Advances under the Credit Facility by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid.

2.06	Drawdowns, Conversions and Rollovers

(1)        Subject to the provisions of this Agreement, the Borrower may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may rollover any Bankers’ Acceptances or BA Equivalent Note or LIBOR Advance on the last day of the applicable Interest Period therefor, or extend Letters of Credit in accordance with their terms, by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be.

(2)        In the case of a Drawdown, conversion or rollover, the Borrower shall give the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, three (3) Business Days (in the case of Letters of Credit and LIBOR Advances), two (2) Business Days (in

the case of Bankers’ Acceptances) and one (1) Business Day (in the case of all other Advances) prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be.

(3)        Each Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, shall be delivered by the Borrower on a Business Day on or prior to 10:00 a.m. (Toronto time) to the Agent.

(4)        Each Drawdown, Conversion or Rollover under the Credit Facility shall (i) in the case of Prime Rate Advances, be in a minimum principal amount of Cdn.$1,000,000 and in whole multiples of Cdn.$100,000; and (ii) in the case of Bankers’ Acceptances, be in a minimum face amount of Cdn.$1,000,000 and in whole multiples of Cdn.$100,000 (provided that if there are greater than five Lenders the minimum face amount shall increase to $3,000,000); and (iii) in the case of US Base Rate Advances, be in a minimum principal amount of US$1,000,000 and in whole multiples of US$100,000 (iv) and in the case of LIBOR Advances, be in a minimum principal amount of US$1,000,000 and in whole multiples of US$100,000.

(5)        The provisions of Sections 2.06(1), (2), (3) and (4) do not apply to Swingline Loans.

(6)        Any LIBOR Advance that the Borrower has not requested be subject to a Conversion or Rollover shall be deemed to be, on its maturity, a US Base Rate Advance.

2.07	Agent’s Obligations with Respect to Advances

Upon receipt of a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, the Agent shall forthwith notify the Lenders of the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, of each Lender’s Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender’s Proportionate Share is to be credited.

2.08	Lenders’ and Agent’s Obligations with Respect to Advances

Each Lender shall, prior to 11:00 a.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent’s account specified in the Agent’s notice given under Section 2.07 with such Lender’s Proportionate Share of such Advance and by 11:00 a.m. (Toronto time) on the same date the Agent shall make available the full amount of the amounts so credited to the Borrower.

2.09	Irrevocability

A Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, given by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

2.10	Cancellation or Permanent Reduction of the Credit Facility

The Borrower may, at any time, upon giving at least five (5) Business Days prior notice to the Agent, cancel in full or, from time to time, permanently reduce in whole or in part the Credit Facility; provided, however that any reduction under the Credit Facility shall be in a minimum amount of US$1,000,000 and increments of US$100,000.  If the Credit Facility is so reduced, the Commitments of each of the Lenders shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the then current Commitments of the Lenders in effect immediately prior to such reduction.

2.11	Termination of LIBOR Advances

(1)        If at any time a Lender determines, acting reasonably, (which determination shall be conclusive and binding on the Borrower) that:

(a)	the LIBO Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance; or

(b)
it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance for a LIBOR Interest Period selected by the Borrower or cannot otherwise perform its obligations hereunder with respect to any LIBOR Advance for any such period;

then the Lender shall inform the Agent and upon at least two (2) Business Days written notice by the Agent to the Borrower, and

(c)
the right of the Borrower to request LIBOR Advances for such period from that Lender shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists; and

(d)
if the Lender is prevented from maintaining a LIBOR Advance, the Borrower shall, at its option, either repay the LIBOR Advance to that Lender or convert the LIBOR Advance into other forms of Advance which are permitted by this Agreement, and the Borrower shall be responsible for any Breakage Costs, if the Lender is prevented from maintaining a LIBOR Advance.

(2)        If at any time the Agent determines that the LIBO Rate is not determinable pursuant to clause (a) or (b) in the definition of “LIBO Rate”, the Agent shall so notify the Borrower, and the right of the Borrower to request LIBOR Advances for such period shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists.

2.12	Extension of Maturity Date

The Borrower may request an extension of the Maturity Date for an additional one year period by giving written notice to the Agent for delivery to each Lender not more than 90 days and not less than 60 days prior to each anniversary of the Closing Date.  Within 30 days of receipt of an extension notice, each Lender shall notify the Borrower and the Agent of its election to extend or not to extend the then current Maturity Date as requested in such extension request, provided that if any Lender shall fail to so notify the Borrower and the Agent, such Lender shall be deemed to have given notice of its determination not to extend.  The decision whether to extend shall be in the sole discretion of each Lender.  If the Lenders holding at least 66-2/3% of the Commitments agree to such extension, the then current Maturity Date shall be extended for those Lenders agreeing to the extension for an additional one year computed from the expiry of the then current Maturity Date.

ARTICLE 3 - DISBURSEMENT CONDITIONS

3.01	Conditions Precedent to the Initial Advance

The obligations of the Lenders to make the initial Advance on the Closing Date is subject to and conditional upon the following conditions precedent being satisfied as of the date of the first Drawdown:

(a)	this Agreement shall have been executed and delivered by all parties hereto;

(b)	the Agent shall have received timely notice as required under Section 2.06(2);

(c)
the Agent shall have received certified copies of the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor’s respective obligations under the Loan Documents and the transactions contemplated herein, and the incumbency of the officers of the Obligors;

(d)
copies of all shareholder agreements and partnership agreements, if any, applicable to each Obligor, certified by such Obligor to be true, shall have been delivered to the Agent and shall be satisfactory to the Lenders;

(e)	certificates of status or good standing, as applicable, for the jurisdiction of incorporation of each Obligor shall have been delivered to the Agent;

(f)	no event has occurred and is continuing which is reasonably likely to result in a material breach of or a default by an Obligor under any Material Contract or Material Licence;

(g)	each Material Contract to which an Obligor is a party is binding upon such Obligor and, to its knowledge, is a binding agreement of each other Person who is a party to the Material Contract;

(h)
evidence of, or arrangements satisfactory to the Agent shall have been made to ensure, repayment in full of all Debt that is not Permitted Debt owing by any Obligor to the existing lenders to such Obligor concurrent with the initial Drawdown under the Credit Facility shall have been delivered to the Agent;

(i)
releases, discharges and postponements with respect to all Encumbrances which are not Permitted Encumbrances, if any, concurrent with the initial Drawdown under the Credit Facility shall have been delivered to the Agent;

(j)	payment of all amounts and fees (including reasonable fees of Lenders’ Counsel and agent counsel) payable to the Lenders or the Agent;

(k)
duly executed copies of the Security shall have been delivered to the Agent (along with certificates, if any, representing all shares or other securities that certificated securities not registered in the name of a clearing agent or securities intermediary pledged, together with related stock powers duly executed in blank) and, other than for the registration of any debenture or hypothec on title against any real property in respect of any leasehold interest, such financing statements or other registrations of such Security, or notice thereof, shall have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Agent to preserve or protect the charges and security interests created thereby;

(l)	a currently dated letter of opinion of Borrower’s Counsel along with the opinions of local counsel shall have been delivered to the Agent;

(m)
the Agent shall have received certificates of insurance showing, inter alia, the Agent as a loss payee as its interest may appear on all insurance policies that insure the assets to be secured by the Security;

(n)	the Agent shall have received financial statements for the Borrower for the period ending January 31, 2011 satisfactory to the Lenders;

(o)	a Compliance Certificate calculated as at April 30, 2011 confirming on a pro forma basis compliance with all financial covenants shall have been delivered to the Agent;

(p)
no Default or Event of Default has occurred and is continuing on the Drawdown Date or would result from making the Advance and a senior officer of the Borrower shall have certified the same to the Lenders;

(q)	all representations and warranties made by the Borrower are true and correct in all material respects;

(r)	no Material Adverse Effect has occurred since October 31, 2010; and

(s)
the Agent shall have received such additional evidence, documents or undertakings as the Lenders shall reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement; and

provided that all documents delivered pursuant to this Section 3.01 shall be in form and substance satisfactory to the Lenders acting reasonably.

3.02	Conditions Precedent to Subsequent Advances

The obligation of the Lenders to make any Advance after the Closing Date is subject to and conditional upon the following conditions precedent being satisfied by the Borrower:

(a)	the Agent shall have received timely notice as required under Section 2.06(2);

(b)	the representations and warranties pursuant to Section 9.01 are deemed to be repeated and continue to be true and correct as if made on and as of the Drawdown Date;

(c)	no Default or Event of Default has occurred and is continuing on the Drawdown Date or would result from making the Advance; and

(d)	there shall not exist or have occurred a Material Adverse Effect;

provided that the conditions set out in paragraphs (b), (c) and (d) shall not apply to a Conversion to a Prime Rate Advance or a US Base Rate Advance.

3.03	Waiver

The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Lenders and may be waived by the Lenders in accordance with the terms of Section 13.03, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Lenders at any time to assert such conditions in respect of any subsequent Drawdown.

ARTICLE 4 - EVIDENCE OF DRAWDOWNS

4.01	Account of Record

The Agent shall open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder.  The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder.  The information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder.  After a request by the Borrower, the Agent shall promptly advise the Borrower of such entries made in the Agent’s books of account.

ARTICLE 5 - PAYMENTS OF INTEREST
AND STANDBY FEES

5.01	Interest on Prime Rate Advances

The Borrower shall pay interest on each Prime Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the Prime Rate in effect from time to time during such Interest Period plus (ii) the Prime Rate Margin.  Each determination by the Agent of the Prime Rate and the Prime Rate Margin applicable from time to time shall, in the absence of manifest error, be prima facie evidence thereof.  Subject to Section 5.07 and Section 5.08, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Prime Rate Advance outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.  Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrower.

5.02	Interest on US Base Rate Advances

The Borrower shall pay interest on each US Base Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Base Rate in effect from time to time during such Interest Period plus (ii) the US Base Rate Margin.  Each determination by the Agent of the US Base Rate and the US Base Rate Margin applicable from time to time shall, in the absence of manifest error, be prima facie evidence thereof.  Subject to Section 5.07 and Section 5.08, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the US Base Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365 or 366, as applicable.  Changes in the US Base Rate shall cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrower.

5.03	Interest on LIBOR Advances

The Borrower shall pay interest on each LIBOR Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the LIBO Rate in effect for such Interest Period plus (ii) the LIBO Rate Margin.  Each determination by the Agent of the LIBO Rate and the LIBO Rate Margin applicable from time to time for an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof.  Subject to Section 5.07, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date, Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the LIBOR Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.04	No Set-Off, Deduction etc.

All payments (whether interest or otherwise) to be made by the Borrower or any other party pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set-off or deduction of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, the Borrower or any other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set-off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement.

5.05	Standby Fees

The Borrower shall pay to the Agent for the account of the Lenders in accordance with their Proportionate Share a standby fee in US Dollars calculated at the rate per annum specified as the applicable “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount by which the daily average of the aggregate of all Advances outstanding under the Credit Facility during such Fiscal Quarter is less than the maximum amount available under the Credit Facility.  The standby fee shall be determined daily beginning on the date hereof and shall be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and shall be payable by the Borrower quarterly in arrears on the fifth Business Day of each Fiscal Quarter.  The Agent will determine and notify the Borrower of the amount of any such Standby Fee no later than two Business Days before it is due.

5.06	Agency Fees

In consideration of the Agent acting as administrative agent under the Loan Documents, the Borrower shall pay the Agent in advance for each Fiscal Year an agency fee in an amount as provided for in the fee letter between the Borrower and TD dated on or about the date hereof, as such letter may be amended, supplemented or replaced from time to time.

5.07	Overdue Principal and Interest

(1)        If all or part of any Prime Rate Advance or US Base Rate Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (as well after as before judgment), payable on demand, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to such type of Advance from the date of such non-payment until paid in full. If any LIBOR Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (as well after as before judgment), payable on demand, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to US Base Rate Advances from the date of such non-payment until paid in full.

(2)        If all or part of any interest in respect of any Prime Rate Advance or US Base Rate Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue interest shall, to the extent permitted by law, bear interest (as well after as before judgment), payable on demand, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to the type of Advance in respect of which such interest was not paid from the date of such non-payment until paid in full. If all or part of any interest in respect of any LIBOR Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue interest shall, to the extent permitted by law, bear interest (as well after as before judgment), payable on demand, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to US Base Rate Advances from the date of such non-payment until paid in full.

5.08	Interest on Other Amounts

If any amount owed by the Borrower to the Agent or any Lender under any of the Loan Documents is not paid when due and payable, and there is no other provision in any Loan Document specifying the interest payable on such overdue amount, such overdue amount shall bear interest (as well after as before judgment), payable (a) on demand at a rate per annum equal at all times to the Prime Rate plus 2% (in the case of any such amount payable in any currency other than US Dollars), or (b) on demand at a rate per annum equal at all times to the US Base Rate plus 2% (in the case of any such amount payable in US Dollars), in each such case from the date of non-payment until paid in full.

ARTICLE 6 - BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT

6.01	Bankers’ Acceptances

(1)        To facilitate the procedures contemplated in this Agreement, the Borrower irrevocably appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of it drafts (including book based forms and electronic paper) in the forms prescribed by such Lender (if such Lender is a BA Lender) for bankers’ acceptances denominated in Cdn. Dollars (each such executed draft which has not yet been accepted by a Lender being referred to as a “Draft”) or non interest-bearing promissory notes of it in favour of such Lender (if such Lender is a Non BA Lender) (each such promissory note being referred to as a “BA Equivalent Note”).  Each Bankers’ Acceptance and BA Equivalent Note executed and delivered by a Lender on behalf of the Borrower as provided for in this Section shall be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower.

(2)        Notwithstanding Section 6.01(1), the Borrower will from time to time as required by the applicable Lender provide to the Lenders an appropriate number of Drafts drawn by the Borrower upon each BA Lender and either payable to a clearing service (if such BA Lender is a member thereof) or payable to the Borrower and endorsed in blank by the Borrower (if such BA Lender is not a member of such clearing service) and an appropriate number of BA Equivalent Notes in favour of each Non BA Lender.  The dates, the maturity dates and the principal amounts of all Drafts and BA Equivalent Notes delivered by the Borrower shall be left blank, to be completed by the Lenders as required by this Agreement.  All such Drafts or BA Equivalent

Notes shall be held by each Lender subject to the same degree of care as if they were such Lender’s own property kept at the place at which the Drafts or BA Equivalent Notes are ordinarily kept by such Lender.  Each Lender, upon written request of the Borrower, will promptly advise the Borrower of the number and designation, if any, of the Drafts and BA Equivalent Notes then held by it.  No Lender shall be liable for its failure to accept a Draft or purchase a BA Equivalent Note as required by this Agreement if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide on a timely basis appropriate Drafts or BA Equivalent Notes to the applicable Lender as may be requested by such Lender on a timely basis from time to time.

(3)        The Agent, promptly following receipt of a Drawdown Notice, Conversion Notice or Rollover Notice requesting Bankers’ Acceptances, shall (i) advise each BA Lender of the face amount and the term of the Draft to be accepted by it and (ii) advise each applicable Non BA Lender of the face amount and term of the BA Equivalent Note to be purchased by it.  All Drafts to be accepted from time to time by each BA Lender that is a member of a clearing service shall be payable to such clearing service.  The term of all Bankers’ Acceptances and BA Equivalent Notes issued pursuant to any Drawdown Notice, Conversion Notice or Rollover Notice shall be identical.  Each Bankers’ Acceptance and BA Equivalent Note shall be dated the Drawdown Date on which it is issued and shall be for a term of 1, 2, 3 or 6 months, subject to availability, provided that in no event shall the term of a Bankers’ Acceptance or a BA Equivalent Note extend beyond the Maturity Date.  The face amount of the Draft (or the aggregate face amount of the Drafts) to be accepted at any time by each Lender which is a BA Lender, and the face amount of the BA Equivalent Notes to be purchased at any time by each Lender which is a Non BA Lender, shall be determined by the Agent based upon the amounts of their respective Commitments under the applicable Credit Facility.  In determining a Lender’s Proportionate Share of a request for Bankers’ Acceptances, the Agent, in its sole discretion, shall be entitled to increase or decrease the face amount of any Draft, or BA Equivalent Note to the nearest Cdn.$1,000.

(4)        Each BA Lender shall complete and accept on the applicable Drawdown Date, Conversion Date or Rollover Date a Draft having a face amount (or Drafts having the face amounts) and term advised by the Agent pursuant to subsection 6.01(3).  Each applicable BA Lender shall purchase on the applicable Drawdown Date, Conversion Date or Rollover Date the Bankers’ Acceptance accepted by it, for an aggregate price equal to the BA Discount Proceeds of such Bankers’ Acceptance.  The Borrower shall ensure that there is delivered to each applicable BA Lender that is a member of a clearing service the completed Bankers’ Acceptances, and such BA Lender is hereby authorized to release the Bankers’ Acceptance accepted by it to such clearing house upon receipt of confirmation that such clearing house holds such Bankers’ Acceptance for the account of such BA Lender.

(5)        Each Non BA Lender, in lieu of accepting Drafts or purchasing Bankers’ Acceptances on any Drawdown Date, Conversion Date or Rollover Date, will complete and purchase from the Borrower on such Drawdown Date, Conversion Date or Rollover Date a BA Equivalent Note in a face amount and for a term identical to the face amount and term of the Draft which such Non BA Lender would have been required to accept on such Drawdown Date, Conversion Date or Rollover Date if it were a BA Lender, for a price equal to the BA Discount Proceeds of such BA Equivalent Note.  Each Non BA Lender shall be entitled without charge to exchange any BA Equivalent Note held by it for two or more BA Equivalent Notes of identical date and aggregate face amount, and the Borrower will execute and deliver to such Non BA Lender such replacement BA Equivalent Notes and such Non BA Lender shall return the original BA Equivalent Note to the Borrower for cancellation.

(6)        The Borrower shall pay to each BA Lender in respect of each Draft tendered by the Borrower to and accepted by such BA Lender, and to each Non BA Lender in respect of each BA Equivalent Note tendered to and purchased by such Non BA Lender, as a condition of such acceptance or purchase, the BA Stamping Fee.

(7)        Upon acceptance of each Draft or purchase of each BA Equivalent Note, the Borrower shall pay to the applicable Lender the related fee specified in Section 6.01(6), and to facilitate payment such Lender shall be entitled to deduct and retain for its own account the amount of such fee from the amount to be transferred by such Lender to the Agent for the account of the Borrower pursuant to this Agreement in respect of the sale of the related Bankers’ Acceptance or of such BA Equivalent Note.

(8)        If the Agent determines in good faith, which determination shall be final, conclusive and binding upon the Borrower, and so notifies the Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of bankers’ acceptances, any right of the Borrower to require the Lenders to purchase Bankers’ Acceptances and BA Equivalent Notes under this Agreement shall be suspended until the Agent determines that such market does exist and gives notice thereof to the Borrower and any Drawdown Notice, Conversion Notice or Rollover Notice requesting Bankers’ Acceptances shall be deemed to be a Drawdown Notice or Conversion Notice requesting a Prime Rate Advance in a similar aggregate principal amount.

(9)        On the date of maturity of each Bankers’ Acceptance or BA Equivalent Note, the Borrower shall pay to the Agent, for the account of the holder of such Bankers’ Acceptance or BA Equivalent Note, in Canadian Dollars an amount equal to the face amount of such Bankers’ Acceptance or BA Equivalent Note, as the case may be.  The obligation of the Borrower to make such payment shall not be prejudiced by the fact that the holder of such Bankers’ Acceptance is the Lender that accepted such Bankers’ Acceptances.  No days of grace shall be claimed by the Borrower for the payment at maturity of any Bankers’ Acceptance or BA Equivalent Note.  If the Borrower does not make such payment, from the proceeds of an Advance obtained under this Agreement or otherwise, the amount of such required payment shall be deemed to be a Prime Rate Advance to the Borrower from the Lender that accepted such Bankers’ Acceptance or purchased such BA Equivalent Note.  In the event that the Borrower does not provide to the Agent a Drawdown Notice in connection with the Rollover of any outstanding and maturing Bankers Acceptances or BA Equivalent Notes, the Borrower shall be deemed to have requested a Prime Rate Advance in the amount of such maturing Bankers Acceptances or BA Equivalent Notes.

(10)        The signature of any duly authorized officer of the Borrower on a Draft or a BA Equivalent Note may be mechanically reproduced in facsimile, and all Drafts and BA Equivalent Notes bearing such facsimile signature shall be as binding upon the Borrower as if they had been manually signed by such officer, notwithstanding that such Person whose manual or facsimile signature appears on such Draft or BA Equivalent Note may no longer hold office at the date of such Draft or BA Equivalent Note or at the date of acceptance of such Draft by a BA Lender or at any time thereafter.

(11)        A Non-BA Lender shall be entitled to make loans to the Borrower in the same manner as if a BA Equivalent Note was executed and delivered by such Lender on behalf of the Borrower (a “BA Equivalent Loan”) but without the requirement of executing and delivering documentation and such BA Equivalent Loans shall be treated in all other respects like a BA Equivalent Note executed and delivered pursuant to this Section 6.01.

6.02	Letters of Credit

(1)        If the Borrower wishes to request an Advance by way of issuance of Letters of Credit, it shall, at the time it delivers the notice required pursuant to Section 2.06(2), execute and deliver the Issuing Bank’s usual documentation relating to the issuance and administration of Letters of Credit (including, without limitation, all reimbursement and indemnity agreements).  In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement shall prevail.

(2)        Each request for a Letter of Credit shall be made available by the Issuing Bank under the Credit Facility.

(3)           No Letter of Credit may be issued for a period in excess of one year, provided that any Letter of Credit containing an annual “renew or pay” provision shall be permitted under the Credit Facility.  Letters of Credit may be used by the Borrower for general commercial purposes.

(4)        If, at any time, a demand for payment (the amount so demanded being herein referred to as a “relevant amount”) is made in accordance in all material respects with the terms and conditions of a Letter of Credit and notification thereof is given by the Issuing Bank to the Agent, then:

(a)	the Agent shall:

(i)	promptly notify the Borrower and each of the other Lenders of such demand; and

(ii)	make demand on each Lender for an amount equal to its Proportionate Share of such relevant amount;

(b)	pay such relevant amount together with the balance of the amount demanded to the Person entitled thereto on the date upon which such relevant amount becomes payable under the Letter of Credit;

(c)
on the second Business Day following the date of the demand made by the Agent under paragraph (a) above, each Lender shall pay to the Agent the amount demanded of it pursuant to paragraph (a)(ii) above; and

(d)	the Agent shall pay such relevant amount to the Issuing Bank.

(5)        Where a demand for payment is made in accordance in all material respects with the terms and conditions of a Letter of Credit issued in Canadian Dollars or U.S. Dollars, the Borrower shall be deemed to have requested a Prime Rate Advance or US Base Rate Advance, respectively, of the amount demanded from the Issuing Bank.  Where a demand for payment is made in accordance in all material respects with the terms and conditions of a Letter of Credit issued in any other currency, the Borrower shall be deemed to have requested a Prime Rate Advance in the Equivalent Amount of Canadian Dollars to the amount demanded from the Issuing Bank.  In each case payment will be made by the Borrower of all charges and expenses payable to or incurred by the Issuing Bank and the Lenders in connection with payment being made under such Letter of Credit.

(6)        The Borrower hereby undertakes to indemnify and hold harmless the Agent, the Issuing Bank and each of the Lenders from time to time on demand by the Agent from and against all liabilities and costs (including, without limitation, any costs incurred in funding any amount which falls due from the Issuing Bank and any Lender under any Letter of Credit hereunder) to the extent that such liabilities or costs are not satisfied or compensated by the payment of interest on sums due pursuant to this Agreement in connection with any Letter of Credit except where such liabilities or costs result from the negligence or wilful misconduct of the person claiming indemnification.

(7)        The Issuing Bank shall at all times be entitled, and is irrevocably authorized by the Borrower, to make any payment under the Letters of Credit for which a request or demand has been made in the required form without any further reference to the Borrower and any investigation or enquiry, need not concern themselves or itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and shall be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled.  Accordingly, so long as a request or demand has been made as aforementioned in accordance in all material respects with the payment terms of the Letter of Credit it shall not be a defence to any demand made of the Borrower hereunder, nor shall the Borrower or its obligations hereunder be impaired by the fact (if it be the case) that the Issuing Bank or the Lenders were or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

(8)        A certificate of the Agent and/or the Swingline Lender as to the amounts paid by any Lender pursuant to this Section 6.02 or the amount paid out under any Letter of Credit shall, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith.

(9)        For so long as any Letter of Credit is outstanding, the Borrower shall pay to the Agent for the benefit of the Lenders a fee equal to the Letter of Credit Fee Rate on the amount of each Letter of Credit in the currency of such Letter of Credit (unless such Letter of Credit is in a currency other than Canadian Dollars or US Dollars in which case such fee shall be payable in the Equivalent Amount of US Dollars), such fee payable quarterly in arrears on the fifth Business Day of each Fiscal Quarter.  In addition, concurrently with the payment of such fee to the Agent, the Borrower shall also pay to the Agent for the benefit of the Issuing Bank a fronting fee equal to 0.25% per annum on the face amount of each Letter of Credit in the currency of such Letter of

Credit, such fee payable quarterly in arrears on the fifth Business Day following the end of each Fiscal Quarter.  Such fees shall each be calculated on the basis of a calendar year and the number of days the Letter of Credit will be outstanding during such period.

The Borrower shall also pay the standard fees and charges of the Issuing Bank in effect from time to time for issuing, renewing and amending Letters of Credit.

(10)       The full face amount of each Letter of Credit issued by the Issuing Bank on behalf of the Borrower shall be deemed to be an Advance under the Credit Facility which Advance shall be retired upon the first to occur of:

(i)	the return of the Letter of Credit to the Issuing Bank for cancellation;

(ii)	the expiration date of the Letter of Credit; or

(iii)	the deeming of the amount drawn on the Letter of Credit to be a Prime Rate Advance or a US Base Rate Advance, as applicable, under the Credit Facility.

(11)       If any Letter of Credit is outstanding upon the occurrence of an Event of Default or on the Maturity Date, the Borrower shall if required by the Lenders forthwith deposit with the Agent an amount (the “deposit amount”) equal to the undrawn principal amount of the outstanding  Letter of Credit, which deposit amount shall be held by the Agent for application against the indebtedness owing by the Borrower to the Issuing Bank in respect of any draw on the outstanding Letter of Credit.  In the event that the Issuing Bank is not called upon to make full payment on the outstanding Letter of Credit prior to its expiry date, the deposit amount, or any part thereof as has not been applied and paid out for such purpose, shall be returned to the Borrower together with interest earned on the deposit amount at the Agent’s prevailing rate for deposits of like currency, amount and tenor (the “Returnable Amount”); provided that if an Event of Default then exists, such Returnable Amount shall instead first be applied to pay any Obligations then due and owing at such time, and any remaining balance thereof, after any such application and payment, shall be promptly returned to the Borrower.  In lieu of such deposit, the Borrower may procure the issuance of a “clean” standby credit in favour of the Agent in the amount of the deposit amount which must be in form and substance acceptable to the Agent acting reasonably and be issued by a bank acceptable to the Agent in its sole discretion.

(12)       The obligations of the Borrower with respect to Letters of Credit shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(i)	any lack of validity or enforceability of any Loan Document or the Letters of Credit;

(ii)	any amendment or waiver of or any consent to or actual departure from this Agreement;

(iii)	the existence of any claim, set-off, defence or other right which the Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the Issuing Bank or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions;

(iv)
any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non-compliance with the payment conditions of such Letter of Credit; or

(v)	any other circumstance or happening whatsoever, whether or not similar to any of the foregoing,

provided that, in each case above, payments by the Issuing Bank shall not have constituted gross negligence or wilful misconduct.

(13)       The Borrower hereby indemnifies and agrees to hold the Issuing Bank harmless from all losses, damages, costs, demands, claims, reasonable expenses (including reasonable out-of-pocket expenses) and other consequences which the Issuing Bank may incur, sustain or suffer, other than as a result of its own gross negligence or wilful misconduct, as a result of issuing or amending a Letter of Credit, including reasonable legal and other expenses incurred by the Issuing Bank in any action to compel payment by the Issuing Bank under a Letter of Credit or to restrain the Issuing Bank from making payment under a Letter of Credit.  Any amounts due under this indemnity shall form part of the Obligations.

(14)       It is understood and agreed that the Issuing Bank shall not have any liability for, and that the Borrower assumes all responsibility for: (i) the genuineness of any signature; (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same; (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Persons to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit (iv) the good faith or acts of any Person other than the Issuing Bank and its agents and employees; (v) the existence, form or sufficiency or breach or default under any agreement or instruments (other than this Agreement and any Letter of Credit) of any nature whatsoever; (vi) any delay in giving or failure to give any notice, demand or protest; and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent.  The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit shall be made by the Issuing Bank in its sole discretion, acting reasonably, which determination shall be conclusive and binding upon the Borrower absent manifest error.  It is agreed that the Issuing Bank may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents otherwise in order and signed or issued by the beneficiary thereof.  Any action, inaction or omission on the part of the Issuing Bank under or in connection with the Letters of Credit or any related instruments or documents, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the Issuing Bank may reasonably deem to be applicable, shall be binding upon the Borrower, and shall not affect, impair or prevent the vesting of the Issuing Bank’s rights or powers hereunder or the Borrower’s obligation to make full reimbursement of amounts drawn under the Letters of Credit.  Notwithstanding the provision of this Section 6.02(14), the Borrower shall not be responsible for and no Person shall be relieved of responsibility for any gross negligence or wilful misconduct of such Person.

(15)       So long as any Lender is a Defaulting Lender, the Issuing Bank shall not be required to make any further Letters of Credit unless the Issuing Bank is satisfied that the related exposure will be 100% covered by the Commitments of the Lenders that are not Defaulting Lenders and/or cash collateralized in a manner satisfactory to the Issuing Bank.

(16)       The Borrower acknowledges that the Existing L/C’s shall be deemed Advances hereunder.  Commencing as of the Closing Date, the Borrower shall pay directly to CIBC and Royal, respectively, a fronting fee equal to 0.25% per annum on the face amount of each Letter of Credit in the currency of such Letter of Credit, such fee payable quarterly in arrears on the fifth Business Day following the end of each Fiscal Quarter. The Borrower shall also pay to CIBC and Royal, respectively, the standard fees and charges in effect from time to time for renewing and amending Letters of Credit.  Commencing as of the Closing Date, the Borrower shall pay to the Agent for the benefit of the Lenders a fee equal to the Letter of Credit Fee Rate on the Existing L/C’s in the same manner as is required to be paid for Letters of Credit issued by the Issuing Bank in accordance with Section 6.02(9).  Other than any fronting and administrative fees payable to CIBC and Royal, the Existing L/C’s shall be treated in the same manner mutatis mutandis (and CIBC and Royal shall receive the same benefits as if they were the “Issuing Bank”) as any Letters of Credit  issued by the Issuing Bank to the Borrower pursuant to Article 6.

6.03	Major Disruption

If:

(a)
the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for Bankers' Acceptances accepted by the Lenders;

(b)
the Majority Lenders advise the Agent who in turn advises the Borrower that for any reason a market for Bankers’ Acceptances does not exist at any time or that the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their obligations under this Agreement with respect to Bankers’ Acceptances;

(c)
the Agent is advised by Lenders holding at least 25% of the Commitments of all Lenders hereunder by written notice (each, a “Lender BA Suspension Notice”) that such Lenders have determined (acting reasonably and in good faith) that the BA Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lenders in the market;

then:

(i)
the right of the Borrower to request Bankers’ Acceptances or BA Equivalent Notes from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii)
any outstanding Drawdown Notice requesting an Advance by way of Bankers’ Acceptances or BA Equivalent Notes shall be deemed to be a Drawdown Notice requesting an Advance by way of Prime Rate Advances in the amount specified in the original Drawdown Notice;

(iii)
any outstanding Conversion Notice requesting a conversion of an Advance by way of Bankers’ Acceptances or BA Equivalent Notes shall be deemed to be a Conversion Notice requesting a conversion of such Advances into an Advance by way of Prime Rate Advances; and

(iv)
any outstanding Rollover Notice requesting a rollover of an Advance by way of Bankers’ Acceptances or BA Equivalent Notes, shall be deemed to be a Conversion Notice requesting a conversion of such Advances into an Advance by way of Prime Rate Advances.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower’s right to request Advances by way of Bankers’ Acceptances or BA Equivalent Notes and of any termination of any such suspension.  A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Business Day and if not, then on the next following Business Day, except in connection with an outstanding Drawdown Notice, Conversion Notice or Rollover Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice if received by the Agent prior to 2:00 p.m. (Toronto time) 2 Business Days prior to the proposed date of Advance, date of conversion or date of rollover (as applicable) applicable to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice, as applicable.

ARTICLE 7 - REPAYMENT

7.01	Mandatory Repayment of Principal – Credit Facility

Subject to the terms hereof, the Borrower shall repay all of its Obligations, other than Unmatured Contingent Claims, in connection with the Credit Facility, including the outstanding principal amount of all Advances to it thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances, the Commitments under the Credit Facility and the Credit Facility (which, for greater certainty, shall include all amounts payable by the Borrower to the Agent under Section 6.01(9) with respect to any Bankers’ Acceptances and BA Equivalent Notes outstanding on the Maturity Date and all amounts payable by the Borrower to the Agent under Section 6.02(11) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date and the Credit Facility and the Commitments thereunder shall be automatically terminated on the Maturity Date.

7.02	Voluntary Repayments and Reductions

Subject to the Agent receiving a Repayment Notice which shall be given not less than three (3) Business Days prior to the proposed repayment date and which shall be irrevocable, the Borrower may from time to time repay Advances outstanding under the Credit Facility without premium, penalty or bonus provided that each such repayment shall be in a minimum aggregate amount of US$1,000,000 and in whole multiples of US$100,000.  Notwithstanding the foregoing, (i) LIBOR Advances may not be repaid prior to the end of the applicable LIBOR Interest Period unless the Borrower pays to the Agent (for the account of each Lender) an amount equal to all Breakage Costs; and (ii) Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit may not be repaid prior to their respective maturity or expiry dates but may be Collateralized along with delivery of such documentation as may be required by the Agent as specified in Section 7.05.  The requirement to give a Repayment Notice and the minimum repayment amounts referenced herein shall not apply to repayment of Advances (other than Letters of Credit) under the Swingline Facility.  The determination of the amount of any Breakage Costs resulting from, arising out of, or imposed upon or incurred by any Lender as a result of the repayment of any LIBOR Advance prior to the end of the applicable LIBOR Interest Period, when evidenced by a certificate from that Lender giving a reasonably detailed calculation of the amount of such loss, cost or expense, shall be prima facie evidence (absent manifest error) of the same.

7.03	Mandatory Repayments from Proceeds of Insurance and Expropriation Proceeds

(1)        If the Obligors receive proceeds of insurance in an amount up to US$5,000,000 in any Fiscal Year, the Obligors may retain such proceeds.

(2)        If the Obligors receive proceeds of insurance for loss or damage to any Property in an amount greater than US$5,000,000 in the aggregate in any Fiscal Year but less than US$10,000,000, the Obligors may, if no Event of Default exists, request that all such insurance proceeds be released to the Borrower and the Agent shall release such insurance proceeds; provided that an Obligor has replaced, repaired or rebuilt the Property to which such proceeds relate or enters into a bona fide Arm’s Length contract to replace, repair or rebuild the asset to which such proceeds relate within one hundred eighty (180) days and such replacement, repair or rebuilding has been completed within such one hundred and eighty (180) days (or such longer period as specified by such contract or as agreed by the Majority Lenders, acting reasonably) following the entering of such contract.  If, in the latter case, following the one hundred and eighty (180) day period no Obligor has entered into any such contract or following the one hundred and eighty (180) day period (or such longer period, if applicable), such assets have not been replaced, repaired or rebuilt, such proceeds will permanently reduce the Commitments under the Credit Facility and the Commitments of each of the Lenders will be reduced by its Proportionate Share of such reduction.  If as a result of such reduction the aggregate amount of advances outstanding under the Credit Facility exceeds the aggregate Commitments of the Lenders thereunder, the Borrower will not later than two Business Days following such reduction repay advances in an aggregate amount equal to such excess.

(3)        If the Obligors receive proceeds of insurance for loss or damage to any assets in an amount greater than US$10,000,000 in the aggregate in any Fiscal Year, the amount in excess of US$10,000,000 shall, at the determination of the Majority Lenders, either be retained by the Obligors or be paid to the Agent to be applied to permanently reduce the Commitments under the Credit Facility and the Commitments of each of the Lenders will be reduced by its Proportionate Share of such reduction.  If as a result of such reduction the aggregate amount of Advances outstanding under the Credit Facility exceeds the aggregate Commitments of the Lenders thereunder, the Borrower will not later than two Business Days following such reduction repay advances in an aggregate amount equal to such excess.

(4)        Expropriation proceeds received by any Obligor will be governed by the same provisions as apply to proceeds of insurance.

(5)        Notwithstanding anything contained herein, an Obligor shall be entitled to retain all proceeds of business interruption insurance and shall not be required to apply such proceeds in accordance with the foregoing provisions; provided that no Obligor shall be entitled to any proceeds of insurance (including business interruption insurance) if there exists an Event of Default and forthwith upon the occurrence of an Event of Default all proceeds of insurance shall be remitted to the Agent for application in accordance with Section 12.11.

7.04	Excess Over the Maximum Amounts

(1)        If the Agent determines that on any day the aggregate of (a) Advances in US Dollars then outstanding under the Credit Facility, and (b) the Equivalent Amount in US Dollars of Advances in Canadian Dollars then outstanding under the Credit Facility on such day, exceeds an amount equal to 102% of the Commitments in respect of the Credit Facility, the Agent shall notify the Borrower that such an event has occurred, and the Borrower shall within two Business Days of receipt of such notice repay Advances under the Credit Facility in an amount equal to such excess of the Commitments.

(2)        If the Agent determines that on the last day of any Fiscal Quarter the aggregate of (a) Advances in US Dollars then outstanding under the Credit Facility, and (b) the Equivalent Amount in US Dollars of Advances in Canadian Dollars then outstanding under the Credit Facility on such day, exceeds an amount equal to the Commitments in respect of the Credit Facility, the Agent shall notify the Borrower that such an event has occurred, and the Borrower shall within two Business Days of receipt of such notice repay Advances under the Credit Facility in an amount equal to such excess of the Commitments.

7.05	Payment of Breakage Costs etc.

In connection with each voluntary or mandatory repayment hereunder (i) in connection with LIBOR Advances which are repaid prior to the end of the applicable LIBOR Interest Period (a) the Borrower shall pay to the Agent (for the account of each applicable Lender) all Breakage Costs, or (b) the Borrower shall deposit with the Agent cash in an amount equal to the amount due in respect to such LIBOR Advance at the end of the applicable LIBOR Interest Period; and (ii) in connection with Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit which are to be repaid prior to their respective maturity or expiry dates, the

Borrower shall deposit cash with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Bankers’ Acceptance or BA Equivalent Note or Collateralize such Letters of Credit, as applicable, and shall concurrently deliver to the Agent such cash collateral agreement, supporting resolutions, certificates and opinions as the Agent shall reasonably require in form and substance satisfactory to the Majority Lenders.

ARTICLE 8 - PLACE AND APPLICATION OF PAYMENTS

8.01	Place of Payment of Principal, Interest and Fees

(1)        The Borrower undertakes at all times when any Advance is outstanding or any other amount is owed by it under any Loan Document to maintain at the Agent’s Payment Branch an account in Cdn. Dollars and an account in US Dollars, which the Agent shall be entitled to debit with such amounts as are from time to time required to be paid by the Borrower under the Loan Documents, other than amounts due under the Swingline Facility, as and when such amounts are due and that each such account will contain sufficient funds or an available overdraft for such purpose.  Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the Borrower and the Agent, the Borrower hereby directs the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Borrower pursuant to this Agreement.

(2)        All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, shall be made to the Agent at the Agent’s Payment Branch, or at such other location as may be agreed upon by the Agent and the Borrower, for the account of the Lenders entitled to such payment, not later than 12:00 noon (Toronto time) for value on the date when due, and shall be made in immediately available funds without set-off or counterclaim.

(3)        Unless the Agent shall have been notified by the Borrower not later than 12:00 noon (Toronto time) of the Business Day prior to the date on which any payment to be made by the Borrower under a Loan Document is due that the Borrower does not intend to remit such payment, the Agent shall be entitled to assume that the Borrower has remitted or will remit such payment when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender’s share of such assumed payment.  If the Borrower does not in fact remit such payment to the Agent as required by such Loan Document, each applicable Lender shall immediately repay to the Agent on demand the amount so made available to such Lender, together with interest on such amount at the Interbank Reference Rate, in respect of each day from and including the date such amount was made available by the Agent to such Lender to the date such amount is repaid in immediately available funds to the Agent, and the Borrower shall immediately pay to the Agent on demand such amounts as are sufficient to compensate the Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds without duplication of interest otherwise paid hereunder) which the Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Agent or in compensating the Agent as aforesaid.  A certificate of the Agent as to any amounts payable by the Borrower pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts shall be prima facie evidence of the amounts so payable.

(4)        If any amount which has been received by the Agent not later than 12:00 noon (Toronto time) on any Business Day as provided above is not paid by the Agent to a Lender on such Business Day as required under this Agreement, the Agent shall immediately pay to such Lender on demand interest on such amount at the Interbank Reference Rate in respect of each day from and including the day such amount was required to be paid by the Agent to such Lender to the day such amount is so paid.

8.02	Netting of Payments

If, on any date, amounts would be due and payable under this Agreement in the same currency by the Borrower to the Lenders, or any one of them, and by the Lenders, or such Lender, to the Borrower, then, on such date, upon notice from the Agent or such Lender stating that netting is to apply to such payments, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by the Borrower to the Lenders, or such Lender, exceeds the aggregate amount that would otherwise have been payable by the Lenders, or such Lender, to the Borrower or vice versa, such obligations shall be replaced by an obligation upon whichever of the Borrower or the Lenders, or such Lender, would have had to pay the larger aggregate amount to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount.  For greater certainty, prior to acceleration of repayment pursuant to Section 12.02, this Section 8.02 shall not permit any Lender to exercise a right of set-off, combination or similar right against any amount which the Borrower may have on deposit with such Lender in respect of any amount to which netting is to apply pursuant to this Section 8.02, but shall apply only to determine the net amount to be payable by the Lenders or one of them to the Borrower, or by the Borrower to the Lenders or one of them pursuant to the Loan Documents.

ARTICLE 9 - REPRESENTATIONS AND WARRANTIES

9.01	Representations and Warranties

The Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(1)        Existence and Qualification  Each Obligor (a) has been duly incorporated, amalgamated, formed, merged or continued, as the case may be, and is validly subsisting and (if relevant) in good standing as a corporation, company or partnership, under the laws of its jurisdiction of incorporation, amalgamation, merger, formation or continuance, as the case may be (or in the case of Obligors which are not corporations, has been duly created or established as a partnership or other applicable entity and validly exists under and is governed by the laws of the jurisdiction in which it has been created or established), (b) is duly qualified to carry on its business in each jurisdiction in which it carries on business, except for non-qualification which has no Material Adverse Effect and (c) has all required Material Licences.

(2)        Power and Authority  Each Obligor has the corporate, company or partnership power, capacity and authority, as the case may be, (a) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents, and (b)  to own its Property and carry on its business as currently conducted.

(3)        Execution, Delivery, Performance and Enforceability of Documents  The execution, delivery and performance of each of the Loan Documents to which any Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Loan Document has been duly authorized by all corporate or limited liability company, as the case may be, actions required, and each of such documents has been duly executed and delivered by it.  Each Loan Document to which any Obligor is a party constitutes the legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with its respective terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity).

(4)        Loan Documents Comply with Requirements of Law, Organizational Documents and Contractual Obligations  None of the execution or delivery of, the consummation of the transactions contemplated in, or the compliance with the terms, conditions and provisions of any of, the Loan Documents by any Obligor conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, any Requirement of Law in any material respect, any Obligor’s Organizational Documents or any Material Contract or Material Licence, or results or will result in the creation or imposition of any Encumbrance upon any of its Property, except for Permitted Encumbrances.

(5)        Consent Respecting Loan Documents  Each Obligor has obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required (except for registrations or filings which may be required in respect of the Security Documents) to enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents and to consummate the transactions contemplated in such instruments and agreements except where the failure to do so is immaterial considering the nature of the Loan Documents.

(6)        Taxes  Each Obligor has duly and timely filed all Tax returns required to be filed by it and has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are showing therein as due and payable, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such Taxes, except for Taxes which are not material in amount or which are not delinquent or if delinquent are being contested, and (except, after the date of this Agreement, as is disclosed to the Agent in writing) there is no action suit, proceeding, investigation, audit or claim now pending which is reasonably likely to result in a Material Adverse Effect, or to its knowledge, threatened by any Governmental Authority regarding any Taxes, nor has it or any other Obligor agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes.

(7)        Judgments, Etc.  No Obligor is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses), which has not been stayed or of which enforcement has not been suspended which is reasonably likely to result in a Material Adverse Effect.

(8)        Accounts Receivable  Each Obligor’s Accounts Receivable are genuine and bona fide and, except as disclosed or reflected in the Obligor’s books and records or financial statements, are not subject to any material dispute, offset, defence or counterclaim.

(9)        Absence of Litigation  As of the Closing Date, there are no actions, suits or proceedings pending or judgments existing or, to the best of its knowledge, threatened against or affecting any Obligor which is reasonably likely to result in a Material Adverse Effect.  All actions, suits or proceedings pending or judgements existing as of the Closing Date with a potential liability in excess of US$2,500,000 are set forth in Schedule 9.01(9) attached hereto.

(10)        Title to Assets  Each Obligor has good title to its assets, free and clear of all Encumbrances, except for Permitted Encumbrances, and no Person has any agreement or right to acquire an interest in any material assets of any Obligor other than in the ordinary course of its business or in connection with a Permitted Disposition.

(11)        Use of Real Property  All real property owned or leased by each Obligor which is material to the conduct of the Business by the Obligors considered as a whole may be used in all material respects by such Obligor pursuant to Requirements of Law for the present use and operation of the business conducted, or intended to be conducted, on such real property by such Obligor.  All leased real property which is material to the conduct of the Business of the Obligors considered as a whole where the lessor is Non-Arm’s Length and is not an Obligor are on market terms and conditions and, in such case, is on terms which are commercially reasonable.

(12)        Description of Real Property  Schedule 9.01(12) contains a description as of the Closing Date of (a) all real property owned by each Obligor (including municipal addresses, legal description (to the extent available), the name of the Person that owns such property and a brief description of such property and its use), (b) all real property leased by each Obligor (including municipal addresses, legal description (to the extent available), the name of the Person that leases such property, the name of the landlord, the term under the applicable lease), and (c) all real property not owned or leased by an Obligor at which any of its inventory may from time to time be stored or located (including municipal addresses, legal description, the name of the Person which keeps inventory at such property and the name of the bailee or third party holding such inventory at such property).

(13)        Insurance  Each Obligor or the Borrower on behalf of itself and all other Obligors has maintained and maintains insurance which is in full force and effect that complies in all material respects with all of the requirements of this Agreement.  Schedule 9.01(13) lists all existing insurance policies maintained by the Obligors as of the Closing Date.

(14)        Labour Relations  At the Closing Date:  (i) no Obligor is aware that (A) it is engaged in any unfair labour practice or (B) there is any unfair labour practice complaint or complaint of employment discrimination pending against any Obligor or threatened against any Obligor before any Governmental Authority which, in such case, is reasonably likely to result in a Material Adverse Effect; (ii) no grievance or arbitration arising out of or under any collective bargaining agreement is pending against any Obligor or, to the best of its knowledge, threatened against any Obligor which, in such case, is reasonably likely to result in a Material Adverse Effect; and (iii) no strike, labour dispute, slowdown or stoppage is pending against any Obligor or, to its knowledge, threatened against any Obligor which, in any such case, is reasonably likely to result in a Material Adverse Effect.  The Borrower shall advise the Agent in writing of it becoming aware of the occurrence of any of the foregoing events arising subsequent to the Closing Date.

(15)        Compliance with Laws  No Obligor is in default under any Requirements of Law or Applicable Order, except for defaults which are not reasonably likely to result in a Material Adverse Effect, including any enacted or adopted for the regulation, protection and conservation of the natural environment.

(16)        No Default or Event of Default  No Default or Event of Default has occurred which is continuing.

(17)        Corporate Structure  The corporate structure of  the Borrower and its Subsidiaries (excluding inactive Subsidiaries that are to be wound up or dissolved and which are identified in Schedule 9.01(17)), as at the Closing Date, as set out in Schedule 9.01(17), which Schedule contains:

(a)
Shareholdings of the Obligors.  On the Closing Date, all of the Subsidiaries of the Borrower are as provided for in Schedule 9.01(17) and, except as shown in such Schedule and apart from marketable securities issued by public entities in which an Obligor may have an interest of less than 10%, such Obligors do not own or hold any shares in the capital of, or any other ownership interest in, any other Person.

(b)
Evidence of Ownership of Obligors.  On the Closing Date, the authorized capital of the Borrower and its Subsidiaries is as provided for in Schedule 9.01(17), of which the number of issued and outstanding shares or units and the beneficial owners thereof at such time is provided for in Schedule 9.01(17).

(c)
Rights to Acquire Shares of Obligors.  On the Closing Date, no Person has an agreement or option or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares in the capital of any Obligor, except as provided for in Schedule 9.01(17).

(18)        Relevant Jurisdictions  Schedule 9.01(18) identifies in respect of the Borrower and each Guarantor as of the date hereof, the Relevant Jurisdictions including the full address (including postal code or zip code) of the Borrower and each Guarantor’s jurisdiction of formation, chief executive office (as contemplated by the Personal Property Security Act (Ontario)) and all places of business and, if different, the address at which the books and records of such Obligor are located.

(19)        Computer Software  Each Obligor owns or has licensed for use or otherwise has the right to use all of the material software necessary to conduct the Business of the Obligors considered as a whole.  All computer equipment owned or used by an Obligor and necessary for the conduct of  the Business of the Obligors considered as a whole has been properly maintained and is in good working order for the purposes of on-going operation, subject to ordinary wear and tear for computer equipment of comparable age.

(20)        Intellectual Property

(a)
Schedule 9.01(20) contains a complete and accurate listing of all registrations and, applications and licences relating to Material Intellectual Property and the registered owner thereof as of the Closing Date.

(b)	Except as disclosed on Schedule 9.01(20):

(i)	the Obligors have the right to use all Material Intellectual Property;

(ii)
to the knowledge of the Obligors, the Material Intellectual Property and the conduct of the Business by the Obligors does not infringe upon or breach any material intellectual property rights of any other Person in a manner which is reasonably likely to result in a Material Adverse Effect;

(iii)
to the knowledge of the Obligors after due enquiry, there has been no unauthorized use or improper use by the Obligors (or any Person granted rights to Material Intellectual Property by the Obligors) of the trademarks held by the Obligors that constitute Material Intellectual Property which has affected or will affect the distinctiveness thereof or rights therein in a manner which is reasonably likely to result in a Material Adverse Effect;

(iv)
to the knowledge of the Borrower after due enquiry, no Person is infringing or breaching any material trademark that constitutes Material Intellectual Property held by an Obligor in a manner which is reasonably likely to result in a Material Adverse Effect; and

(v)
no Obligor has received any written notice challenging an Obligor, or threatening to challenge an Obligor, respecting the validity of, use of or ownership of any Material Intellectual Property, and to the knowledge of the Obligors, there are no facts upon which such a challenge could be made and succeed, in each case where such challenge, if successful, is reasonably likely to result in a Material Adverse Effect.

(21)        Material Contracts:

(a)	As of the Closing Date, Schedule 9.01(21) accurately sets out all Material Contracts and Material Licences;

(b)	no event has occurred and is continuing which is reasonably likely to result in a material breach of or a default by an Obligor under any Material Contract or Material Licence; and

(c)	each Material Contract to which an Obligor is a party is binding upon such Obligor and, to its knowledge, is a binding agreement of each other Person who is a party to the Material Contract.

(22)        Financial Year End  Its financial year end is October 31.

(23)        Financial Information  All of the monthly, quarterly and annual financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the Borrower as of the dates referred to therein and have been prepared in accordance with GAAP (which, for greater certainty, shall not include typical year end adjustments as would be completed by the Borrower’s auditors).  All other financial information (including, without limitation, budgets and projections) provided to the Agent and the Lenders are complete in all material respects and based on reasonable assumptions and expectations.  The Borrower does not have any liabilities (contingent or other) or other obligations of the type required to be disclosed in accordance with GAAP which are not fully disclosed on its most recent consolidated financial statements provided to the Lenders other than liabilities and obligations incurred in the ordinary course of its business and the Obligations.

(24)        No Material Adverse Effect  Since the date of the Borrower’s most recent annual audited financial statements and the Borrower’s most recent unaudited financial statements (which have been prepared in accordance with GAAP, subject to typical year end adjustments as would be completed by the Borrower’s auditors) provided to the Lenders, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations or assets which constitutes or is reasonably likely to result in a Material Adverse Effect.  All financial statements provided to the Agent will be prepared in accordance with GAAP (subject, in the case of unaudited financial statements, to typical year end adjustments, as would be completed by the Borrower’s auditors).

(25)        Environmental  (a) No Obligor is subject to any civil or criminal proceeding or investigation relating to Requirements of Environmental Laws and no Obligor is aware of any threatened proceeding or investigation relating to Requirements of Environmental Laws which is reasonably likely to result in criminal sanctions or liability in excess of $12,500,000. (b) Each Obligor has all permits, licences, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies and which are material with respect to the Obligors considered as a whole.  (c) Each Obligor currently operates its business and its properties

(whether owned, leased or otherwise occupied) which are material with respect to the Obligors considered as a whole in compliance in all material respects with all applicable Requirements of Environmental Laws.  (d) No Hazardous Materials are or have been stored or disposed of by any Obligor or otherwise used by any Obligor in violation in any respect of any applicable Requirements of Environmental Laws (including, without limitation, any release of Hazardous Materials by any Obligor at, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries) which is reasonably likely to result in liability or a cost of clean up in excess of $12,500,000.  (e) All underground storage tanks of which an Obligor is aware now or previously located on any real property owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance in all material respects with applicable Requirements of Environmental Law, except where the failure to comply is reasonably likely to result in liability in excess of $12,500,000. (f) Except for decommissioning costs referenced in the last sentence of this Section 9.01(25), no real property or groundwater in, on or under any property now or previously owned or leased by any Obligor is or has been during such Obligor’s ownership or occupation of such property to its knowledge (or, to its knowledge, prior to its ownership or occupation) contaminated by any Hazardous Material, except for any contamination which is not reasonably likely to result in liability in excess of $12,500,000, nor is any such property named in any list of hazardous waste or contaminated sites maintained under any Requirements of Environmental Law which is reasonably likely to result in liability in excess of $12,500,000.  The Lenders acknowledge and consent to (i) the existing estimated decommissioning costs associated with the property owned by the Borrower and located in Ottawa, Ontario (which is currently estimated at Cdn.$32,000,000), with the understanding that such estimated amount may be revised from time to time but may not exceed Cdn.$40,000,000, and (ii) the Borrower’s providing security for such costs in the form exclusively of a Letter of Credit or Letters of Credit issued hereunder.

(26)        CERCLA  No portion of any Obligor’s Property has been listed, designated or identified in the National Priorities List or the CERCLA Information System both as published by the United States Environmental Protection Agency, or any similar list of sites published by any federal, state or local authority proposed for requiring clean up or remedial or corrective action under any Requirements of Environmental Laws applicable in the United States of America which listing, designation or identification is reasonably likely to result in a Material Adverse Effect.

(27)        Canadian Welfare and Pension Plans  (a) Each Obligor has adopted all Canadian Welfare Plans required by Requirements of Law and each of such plans has been maintained and is in compliance with such laws in all material respects including, without limitation, all requirements relating to employee participation, funding, investment of funds, benefits and transactions with the Obligors and persons related to them except for any failure to maintain or non-compliance which is not reasonably likely to result in a Material Adverse Effect.  (b) No Obligor has a material unfunded liability in excess of Cdn.$5,000,000 with respect to any post-retirement benefit under a Canadian Welfare Plan.  (c) With respect to Canadian Pension Plans:  (i)  no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which is reasonably likely to result in any Obligor being required to make additional contributions to any Canadian Pension Plan in excess of Cdn.$5,000,000; (ii) no contribution failure has occurred and has continued for a period exceeding thirty (30) days beyond when such contribution was due with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction; and (iii) subject to the provisions of subsection (f) of this Section 9.01(27), no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of Cdn.$5,000,000.  (d) Each Canadian Pension Plan which is material with respect to the Obligors considered as a whole is in compliance in all material respects with all applicable pension benefits and tax laws.  (e) All contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Requirements of Law and the terms of each pension plan have been made in material compliance with all Requirements of Law and the terms of each Canadian Pension Plan.  (f) All liabilities under each Canadian Pension Plan which is material with respect to the Obligors considered as a whole are funded, on a going concern and solvency basis, in material compliance with the terms of the respective Canadian Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and there is no accumulated funding deficit with respect to all Canadian Pension Plans which is, in aggregate, in excess of Cdn.$55,000,000.  (g) No event has occurred and no conditions exist with respect to any Canadian Pension Plan which is material with respect to the Obligors considered as a whole that has resulted or is reasonably likely to result in any Canadian Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws in excess of Cdn.$5,000,000.

(28)        ERISA Plans  (a) Except as would not result in any liability to an Obligor in excess of US$7,500,000, each ERISA Plan has been maintained and is in compliance with Requirements of Law including, without limitation, all requirements relating to employee participation, investment of funds, benefits and transactions with the Obligors and persons related to them.  (b) With respect to ERISA Plans: (i) no condition exists and no event or transaction has occurred with respect to any ERISA Plan that is reasonably likely to result in any Obligor, to the best of its knowledge, incurring any liability, fine or penalty in excess of US$5,000,000; and (ii) no Obligor has a contingent liability with respect to any post-retirement benefit under any such ERISA Plan that is a welfare plan in excess of US$5,000,000, except as required by Section 4980B of the Code.  (c) All contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made have been made in material compliance with all Requirements of Law and the terms of each ERISA Plan.  (d) Each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code either (i) has received a favourable determination letter from the IRS or is comprised of a master or prototype plan that has received a favourable opinion letter from the IRS, or (ii) is or will be the subject of an application for a favourable determination letter, and no circumstances exist that has resulted or is reasonably likely to result in the revocation or denial of any such determination letter.

(29)        Not an Investment Company  No Obligor is an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended or a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a holding company, or of a “subsidiary company” of a “holding company”, within the meaning of the United States Public Utility Holding Company Act of 1935, as amended.

(30)        No Margin Stock  No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock.  None of the proceeds of any Advance shall be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulations U and X of the Board of Governors of the Federal Reserve System of the United States) or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(31)        Full Disclosure  All information material to the Obligors considered as a whole provided or to be provided to the Agent or the Lenders by or on behalf of the Borrower in connection with the Credit Facility is, to its knowledge, true and correct in all material respects and none of the documentation furnished to the Agent and the Lenders by or on behalf of it, to its knowledge, omits or will omit as of such time, a material fact necessary to make the statements contained therein relative to the Obligors considered as a whole not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds (and any other Person who furnished such material on behalf of it).

(32)        Insolvency  No Obligor (a) has committed any act of bankruptcy, (b) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement to its creditors generally or (c) has a receiving order in bankruptcy issued against it, made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up or taken any proceeding to have a receiver appointed of any part of its assets.

(33)        Non-Arm’s Length Transactions  All agreements, arrangements or transactions between any Obligor, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with such Obligor, that is not an Obligor, on the other hand, in existence at the Closing Date are set forth on Schedule 9.01(33).

(34)        Debt  There exists no Debt that is not Permitted Debt.

9.02	Survival and Repetition of Representations and Warranties

The representations and warranties set out in Section 9.01 will be deemed to be repeated by the Borrower as of the date of each request for new Advance by the Borrower except to the extent that on or prior to such date (a) the Borrower has advised the Agent in writing of a variation in any such representation or warranty, and (b) if such variation in the opinion of the Lenders, acting reasonably, is material to the Property, liabilities, affairs, business, operations or condition (financial or otherwise) of the Obligors considered as a whole or is reasonably likely to result in a Material Adverse Effect, the Lenders have approved such variation.

ARTICLE 10 - COVENANTS

10.01	Positive Covenants

So long as any Obligations (other than Unmatured Contingent Claims) remain outstanding or the Commitments have not been cancelled, and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower shall and, unless the context does not allow, shall cause each other Obligor to:

(1)        Timely Payment  Make due and timely payment of the Obligations required to be paid by it hereunder.

(2)        Conduct of Business, Maintenance of Existence, Compliance with Laws  Engage in business of the same general type as now conducted by it; carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice, except where the failure to do so is not reasonably likely to result in a Material Adverse Effect; in the case of the Borrower, each Guarantor and Material Subsidiary preserve, renew and keep in full force and effect its existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business and to comply in all material respects with all Material Contracts, Material Licences and Requirements of Law except where the failure to do so is not reasonably likely to result in a Material Adverse Effect.

(3)        Further Assurances  Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement or the other Loan Documents from time to time.

(4)        Access to Information  With respect to the Borrower, each Guarantor and each Material Subsidiary, promptly provide the Agent with all information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning its financial condition and Property, and during normal business hours and from time to time upon reasonable notice, but not more frequently than annually unless a Default or an Event of Default has occurred and is continuing, permit representatives of the Agent and the Lenders to inspect any of its Property and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs, its business or any part of its Property with its senior officers and (in the presence of such of its representatives as it may designate) its auditors.  Should there exist a Default or an Event of Default, the Borrower will pay all reasonable expenses incurred by such representatives in order to visit the Borrower’s premises or attend at its and each other Obligor’s principal office, as applicable, for such purposes.

(5)        Obligations and Taxes  Pay or discharge or cause to be paid or discharged, before the same shall become delinquent (a) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof; (b) all lawful claims for labour, materials and supplies; (c) all required payments under any of its Debt, and (d) all other obligations; provided, however that it shall not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and its liabilities in respect thereof have been accrued in accordance with GAAP in its books and records.

(6)        Use of Credit Facility  Use the proceeds of the Credit Facility as contemplated by Section 2.03.

(7)        Insurance  Maintain or cause to be maintained with reputable insurers, coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties), business interruption insurance, fire and extended peril insurance and boiler and machinery insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Agent, on an annual basis, evidence of such coverage.  The Borrower shall, on an annual basis prior to the expiry or replacement of any insurance policy, notify the Agent of the renewal or replacement and at the Agent’s request send copies of insurance certificates evidencing all renewed or replacement policies to the Agent.  Without limiting the generality of the foregoing, the Borrower shall maintain in effect all insurance coverage reasonable and prudent for a business similar to its business conducted in similar locations.  Subject to insurance on Property in connection with Property that is subject to a Purchase Money Security Interest or a Capital Lease, the Agent on behalf of the Lenders shall be indicated in all insurance policies, as applicable, as first loss payee and additional insured, and all policies shall contain such standard mortgage clauses as the Agent shall reasonably require for the Lenders’ protection.

(8)        Notice of Default or Event of Default  Promptly and, in any event within three (3) Business Days of becoming aware thereof, notify the Agent of any Default or Event of Default that would apply to it or to any Obligor of which it becomes aware along with the action to be taken by the Obligors to remedy any such Default or Event of Default.

(9)        Notice of Material Adverse Effect  Promptly notify the Agent of any Material Adverse Effect of which it becomes aware.

(10)      Notice of Litigation  Promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance the result of which is reasonably likely to result in (a) a judgment or award against it in excess of US$2,500,000 or (b)  a Material Adverse Effect, and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding.

(11)      Other Notices  Promptly, upon becoming aware thereof, give notice to the Agent on behalf of the Lenders of:

(a)	any notice of expropriation affecting any Obligor;

(b)	any notice of a proposal to wind up a Canadian Pension Plan;

(c)	any violation of any Requirements of Law which is reasonably likely to result in a Material Adverse Effect;

(d)	any change to any Requirements of Law which is reasonably likely to result in a Material Adverse Effect;

(e)	any default under any Debt of an Obligor in an amount in excess of US$2,500,000;

(f)	any termination prior to maturity of or default under a Material Contract or any termination, lapse, rescission or default under a Material Licence;

(g)	any damage to or destruction of any Property of any Obligor having a replacement cost in excess of US$2,500,000;

(h)	the acquisition of any real property by an Obligor;

(i)	the receipt of insurance proceeds by any Obligor in excess of US$2,500,000;

(j)
other than notices or communications which are immaterial to the Business of the Obligors considered as a whole, receipt by the Borrower of any notice or communication from Health Canada or any other Governmental Authority which is reasonably likely to result in a Material Adverse Effect;

(k)	any Encumbrance registered against any Property of any Obligor, other than a Permitted Encumbrance.

In each Compliance Certificate delivered to the Agent, provide notice of:

(i)	any entering into of a Material Contract; and

(ii)	any material adverse change in, or material adverse amendment to, any Material Contract or termination, rescission or lapse without renewal or adequate replacement of a Material Licence.

(12)      Environmental Compliance  Operate its business in compliance with Requirements of Environmental Laws (except where the failure to do so is not reasonably likely to result in a Material Adverse Effect) and operate all Property owned, leased or otherwise used by it such that no obligation, including a clean-up or remedial obligation, will arise under any Requirements of Environmental Law which is reasonably likely to result in a Material Adverse Effect; provided, however, that if any such claim is made or any such obligation arises, the applicable Obligor shall promptly satisfy, address or contest such claim or obligation at its own cost and expense.  It shall promptly notify the Agent upon: (a) learning of the existence of any Hazardous Material located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in material compliance with Requirements of Environmental Law), or contained in the soil or water constituting such land, in each case, which is reasonably likely to result in a liability in excess of US$2,500,000; and (b) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land, which is reasonably likely to result in liability under Requirements of Environmental Law in excess of US$2,500,000.

(13)      Maintenance of Property  Keep all Property useful and necessary in the Business of the Obligors considered as a whole in good working order and condition, normal wear and tear excepted, and maintain all Material Intellectual Property necessary to carry on the Business of the Obligors considered as a whole.

(14)      Landlord Consents  Should the Agent require, use commercially reasonable efforts to obtain a consent agreement from each landlord of premises material to the Business of the Obligors considered as a whole that are leased at any time and from time to time by any

Obligor (a) regarding the grant of an Encumbrance against the Obligor’s interest in such lease pursuant to the Security, in form and content satisfactory to the Agent on behalf of the Lenders; and (b) to register notice of each lease of premises against title to the applicable property.

(15)      Expenses  Pay promptly, upon request, all reasonable out-of-pocket fees and disbursements (including sales tax, goods and services tax and harmonised sales and goods and services tax) incurred or paid by the Agent in connection with the preparation, negotiation, execution, delivery, maintenance, amendment, interpretation and enforcement (including any workouts in connection with or in lieu of any enforcement) of the Loan Documents and in connection with the consummation of the transactions contemplated by the Loan Documents and, including without limitation, all court costs and all reasonable fees and disbursements of lawyers, auditors, consultants and accountants.

(16)      Employee Benefit and Welfare Plans  Maintain all employee benefit and Canadian Welfare Plans relating to its business in material compliance with all Requirements of Law.

(17)      Material Contracts and Material Licences  At the request of the Agent from time to time, provide to the Lenders certified copies of all Material Contracts and Material Licences.

(18)      Cash management and Bank Accounts  Excluding the US Escrow Account and the DX RX Accounts, maintain all cash management services of the Borrower and its Subsidiaries which are incorporated in Canada or a province thereof with a Lender and ensure that, subject to the provisions of Section 10.04(22), the dollar amount in any bank account maintained outside of Canada and the United States of America does not exceed, in the aggregate, the Equivalent Amount in US$ of $10,000,000.

(19)      Guarantors  Ensure that (i) the aggregate value of the assets of the Borrower and the Guarantors is equal to at least 90% of the value of the consolidated assets of the Borrower and (ii) the EBITDA attributable to the Borrower and the Guarantors is equal to at least 90% of the consolidated EBITDA of the Borrower and (iii) the revenues attributable to the Borrower and the Guarantors are equal to at least 90% of the consolidated revenues of the Borrower.  From time to time after the Closing Date, cause each Subsidiary of the Borrower that qualifies as a “Material Subsidiary” to execute and deliver a guarantee and security documentation in form and substance satisfactory to the Agent along with legal opinions in form and substance satisfactory to the Agent.

(20)      Nordion Singapore  Within 180 days of the Closing Date, (i) wind-up or dissolve Nordion Singapore, (ii) take such action as may result in Nordion Singapore no longer qualifying as a Material Subsidiary or (iii) provide such documentation in favour of the Agent as contemplated in Section 10.04(17).  Prior to the expiry of such 180 day period, Nordion Singapore shall not be required to provide a guarantee and Security in favour of the Agent notwithstanding that it may qualify as a “Material Subsidiary”.

10.02	Financial Covenants

So long as any Obligations (other than Unmatured Contingent Claims) remain outstanding or the Commitments have not been cancelled, except as otherwise permitted by the prior written consent of the Majority Lenders:

(1)        Total Debt to EBITDA Ratio  The Borrower, on a consolidated basis, will ensure that its Total Debt to EBITDA Ratio is not at any time, in respect to the immediately preceding Four Quarter Period, greater than 2.5:1.0.

(2)        Tangible Net Worth  The Borrower, on a consolidated basis, will maintain Tangible Net Worth of no less than the sum of US$200,000,000 plus 50% of positive Net Income commencing on the May 1, 2011.

(3)        Interest Coverage Ratio  The Borrower, on a consolidated basis, will ensure that its Interest Coverage Ratio is not at any time, in respect to the immediately preceding Four Quarter Period, less than 5.0:1.0.

(4)        Capital Expenditures  The Borrower, on a consolidated basis, shall not make Capital Expenditures in any Fiscal Year in excess of US$15,000,000.

10.03	Reporting Requirements

So long as any Obligations (other than Unmatured Contingent Claims) remain outstanding or the Commitments have not been cancelled, and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower shall and, unless the context does not allow, shall cause each other Obligor to:

(1)        Annual Reports  As soon as available and in any event within 90 days after the end of each of the Borrower’s Fiscal Years, cause to be prepared and delivered to the Agent, the annual audited consolidated financial statements of  the Borrower including, in each case and without limitation, a balance sheet, statement of income and retained earnings and statement of cash flows for such Fiscal Year, which shall be prepared in accordance with GAAP, certified by an officer of  the Borrower and accompanied by a report of the Auditor confirming that the financial statements present fairly, in all material respects, the consolidated financial position of  the Borrower and changes in financial position for such Fiscal Year in conformity with GAAP.

(2)        Quarterly Reports  As soon as available and in any event within 60 days of the end of each Fiscal Quarter (other than the last Fiscal Quarter of each Fiscal Year), cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter unaudited financial statements of  the Borrower prepared on a consolidated basis, including, in each case and without limitation, a balance sheet, statement of income and retained earnings, statement of cash flows for such Fiscal Quarter and Fiscal Year to date, which shall be prepared in accordance with GAAP (which, for greater certainty, shall not include typical year end adjustments as would be completed by the Borrower’s Auditors), certified by an officer of  the Borrower confirming that the financial statements present fairly, in all material respects, the consolidated financial position of  the Borrower and changes in financial position for such Fiscal Quarter and Fiscal Year to date in conformity with GAAP (excluding typical year end adjustments as would be completed by the Borrower’s Auditors).

(3)        Compliance Certificate  Concurrent with the delivery of the financial statements referred to in Section 10.03(1) and 10.03(2) above, provide the Agent with a Compliance Certificate.

(4)        Annual Business Plan  As soon as available and not less than 90 days after the end of each Fiscal Year, provide to the Agent the Annual Business Plan.

(5)        Management Letters  Upon receipt thereof, copies of all “management letters” submitted by the Auditor in connection with  the Borrower’s audited financial statements which the Borrower is permitted to disclose to the Lenders in accordance with the terms of its engagement of its Auditors.

(6)        Other Information  Following the request of a Lender, furnish such other reports or information reasonably requested by a Lender from time to time.

(7)        Sufficient Copies to Agent  Ensure that in complying with this Section 10.03, the Agent is supplied with sufficient quantities of all materials for each of the Lenders and the Agent and wherever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders.  Notwithstanding the requirements of Section 10.03(1) and (2), the Borrower may advise the Agent that such deliverables are posted on its website and thus dispense with the requirement of delivery.

10.04	Negative Covenants

So long as any Obligations (other than Unmatured Contingent Claims) remain outstanding or the Commitments have not been cancelled, and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower shall not and, unless the context does not allow, shall ensure that each Obligor shall not:

(1)        Disposition of Property  Except for Permitted Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired.

(2)        No Consolidation, Amalgamation, etc.  Consolidate, amalgamate or merge with any other Person, export a corporation incorporated in Canada or a province thereto into a jurisdiction outside of Canada, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing corporate or capital structure, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, unless the prior written approval therefor has been received by the Lenders and such documentation as is reasonably required by the Agent is delivered concurrently with such transaction.  Notwithstanding the foregoing, (A) an Obligor may consolidate, amalgamate or merge with another Obligor or liquidate, wind-up or dissolve itself into another Obligor, and (B) an Obligor (other than the Borrower) may effect or otherwise permit a change in its existing corporate or capital structure provided such Obligor continues to be wholly owned, directly or indirectly, by the Borrower following such change and all Equity Interests of such Obligor remains pledged to the Agent.

(3)        No Change of Name Change its name, adopt a French form of name or change its jurisdiction of incorporation or formation in each case without providing the Agent with fifteen (15) days’ prior written notice thereof.

(4)        No Debt  Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt.

(5)        No Investments  Except for Permitted Investments, make, directly or indirectly, any Investment.

(6)        No Financial Assistance Give any Financial Assistance to any Person, except for (i) Financial Assistance between the Borrower and Guarantors (which shall include any guarantee of a Guarantor’s obligations to any third party), (ii) Financial Assistance to Lumira Capital Corp. and Celerion Inc. existing on the Closing Date, (iii)  Financial Assistance to the Borrower provided by Nordion Singapore existing on the Closing Date, (iv) Financial Assistance between Obligors that are neither the Borrower nor a Guarantor (which shall include any guarantee of such an Obligor’s obligations to any third party), (v) Financial Assistance provided by an Obligor that is not Nordion Singapore, the Borrower or a Guarantor to the Borrower or a Guarantor (which shall include any guarantee of the Borrower’s or a Guarantor’s obligations to any third party)  in an aggregate outstanding amount not exceeding US$5,000,000 at any time, (vi) Financial Assistance provided by the Borrower or a Guarantor to an Obligor that is not the Borrower or a Guarantor (which shall include any guarantee of such Obligor’s obligations to any third party) in an aggregate outstanding amount not exceeding US$5,000,000 at any time and (vii) provided that there exists no Default or Event of Default at the time of the giving of such Financial Assistance, Financial Assistance in amount not to exceed the amount by which (a) US$10,000,000 (or the Equivalent Amount in other currency) exceeds (b) the sum at that time of the total US Dollar amount (or the Equivalent Amount in other currency) of (A) all other Financial Assistance, other than Financial Assistance referred to in clauses (i) to (vi) inclusive, then outstanding plus (B) the outstanding amount of all Investments described in clause (d) of the definition of Permitted Investments.

(7)        No Distributions  Make any Distribution, except Permitted Distributions and the Normal Course Issuer Bid.

(8)        No Encumbrances  Create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances.

(9)        Acquisitions  Make any Acquisitions, provided that at any time that no Default or Event of Default exists, the Borrower may make Permitted Acquisitions.

(10)        No Change to Year End  Make any change to its Fiscal Year without first obtaining the prior written consent of the Majority Lenders, such consent not to be unreasonably withheld.

(11)        No Change to Business  In the case of the Borrower and each Material Subsidiary, carry on any business other than the Business.

(12)        Hedge Arrangements  Enter into or permit to be outstanding at any time Hedge Arrangement unless such Hedge Arrangement is designed to protect the Borrower against fluctuations in currency exchange rates, interest rates or commodity prices and such Hedge Arrangement has been entered into by the Borrower bona fide and in good faith in the ordinary course of its business for the purpose of carrying on the same and not for speculative purposes.

(13)        Location of Assets in Other Jurisdictions  In the case of the Borrower and each Material Subsidiary and except for Production Machinery valued at up to US$4,000,000, inventory being processed by manufacturers or located at nuclear power plants outside of Canada, Property purchased (but not yet delivered) and any Property in transit, all in the ordinary course of business, acquire any Property outside of the jurisdictions identified in Schedule 9.01(18) or (a) move any such Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Requirements of Law, or (b) other than Property of a Restricted Subsidiary that is not required to provide Security over its Property in accordance with Section 10.04(17), suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction as a result of which the Encumbrance of Security over such Property is not perfected, unless (i) the applicable Obligor has first given thirty (30) days prior written notice thereof to the Agent, and (ii) the applicable Obligor has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid together with such supporting certificates, resolutions, opinions and other documents as the Agent may reasonably require in connection with such security and registrations.

(14)        No Share Issuance  Other than the Borrower and Subsidiaries of the Borrower that are not Guarantors, issue any Equity Interests unless the Person to whom such Equity Interests are issued is an Obligor and then only if the additional Equity Interests so issued are concurrently and validly pledged to the Agent under the Security (along with stock powers of attorney as required by the Agent) and all resolutions (corporate, shareholder or otherwise) reasonably required by the Agent are delivered to the Agent.

(15)        Amendments to Organizational Documents  Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Loan Documents.

(16)        Amendments to other Documents  Amend, vary or alter in any materially adverse way any Material Contract or Material Licence.

(17)        No New Subsidiaries  Create or acquire any Subsidiary after the date of this Agreement unless: (i) (a) such Subsidiary exists pursuant to the laws of Canada or any Province of Canada; (b) all of the issued and outstanding capital of such Subsidiary is owned by an

Obligor; (c) such new Subsidiary provides a legal, valid and enforceable guarantee in favour of the Agent for and on behalf of the Lenders and security in form and substance satisfactory to the Lenders; (d) all of the issued and outstanding shares of such new Subsidiary are pledged to the Agent and (e) all resolutions (corporate, shareholder or otherwise) required by the Agent, are delivered to the Agent, and in each case appropriate legal opinions are delivered by Borrower’s Counsel to the Lenders, acting reasonably, or (ii) such creation or acquisition is permitted pursuant to Section 10.04(10).  Notwithstanding the foregoing, if any Subsidiary created or acquired does not qualify as a Material Subsidiary or if it does qualify as a Material Subsidiary and the Agent determines, acting reasonably, that the cost associated with obtaining such documentation is not justified relative to the value of such documentation, the foregoing documentation shall not be required to be delivered and the creation or acquisition of such Subsidiary shall be permitted.

(18)        Hostile Take-Over Bid  Make or complete a Hostile Take-Over Bid.

(19)        Non-Arm’s Length Transactions  Except as contemplated by Sections 10.04 (7) and (14), effect any transactions with any Person (other than an Obligor) not dealing at Arm’s Length with the transacting Obligor unless such transaction is on market terms and consistent with transactions with Persons at Arm’s Length and unless such transaction has been first approved by the Majority Lenders in writing.

(20)        Sale and Leaseback  Enter into any arrangement with any Person providing for the leasing by any Obligor, as lessee, of Property which has been or is to be sold or transferred by such Obligor to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such Property or the lease obligation of any Obligor, other than for any such arrangement relative to personal Property to the extent permitted by paragraph (b) of the definition of Permitted Debt.

(21)        Indebtedness Owing to the Borrower  Forgive any part of the indebtedness owing by a Subsidiary that is not a Material Subsidiary of the Borrower to the Borrower or any Material Subsidiary.

(22)        US Bank Accounts  Excluding the US Escrow Account, use commercially reasonable efforts to obtain a deposit account control agreement (a “Control Agreement”) in form and substance satisfactory to the Agent in connection with any bank account maintained by the Borrower or any Guarantor in the United States.  Should any bank account (excluding the US Escrow Account) maintained by any Obligor in the United States not be subject to a Control Agreement, the applicable Obligor shall ensure that any such account does not maintain a deposit balances in excess of US$5,000,000 and the Borrower shall ensure that the aggregate amount in all bank accounts maintained by Obligors in the United States of America that are not subject to a Control Agreement (excluding the U.S. Escrow Account) does not exceed US$10,000,000.

(23)        Auditor  Change its Auditor without first providing the Agent with 30 days prior written notice and so long as any replacement is a nationally recognized accounting firm.

10.05	Security and Documentation Matters

The Borrower shall and shall cause each Obligor to do, execute and deliver all such things, documents, security, agreements and assurances as may from time to time be reasonably requested by the Agent to ensure that the Agent holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Obligors meeting the requirements of Article 11.

ARTICLE 11 - SECURITY

11.01	Form of Security

On the Closing Date, as continuing collateral security for the payment and satisfaction of all Obligations of the Borrower to the Agent and the Lenders, the Borrower shall deliver or cause to be delivered to the Agent for itself and on behalf of the Lenders the following Security, all of which shall be in form and substance satisfactory to the Agent:

(a)
a general security agreement from the Borrower and each Material Subsidiary in favour of the Agent constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all of the present and future Property of such Obligor;

(b)
a guarantee from each Material Subsidiary guaranteeing the due payment and performance to the Agent and the Lenders of all present and future Obligations of the Borrower to the Agent and the Lenders or any one or more of them under the Loan Documents;

(c)
a guarantee from Labs guaranteeing the due payment and performance to the Agent and the Lenders of all present and future Obligations of the Borrower to the Agent and the Lenders or any one or more of them under the Loan Documents;

(d)
a securities pledge agreement from each Obligor that owns Equity Interests in a Material Subsidiary in favour of the Agent constituting a first-priority Encumbrance (subject to Permitted Encumbrances) on all Equity Interests in each Obligor that it owns;

(e)	a securities pledge agreement from the Borrower in favour of the Agent constituting a first-priority Encumbrance (subject to Permitted Encumbrances) on all Equity Interests that it owns;

(f)	assignment by the Borrower in favour of the Agent of all Export Development Canada insurance maintained by the Borrower in connection with its Accounts Receivable; and

(g)
a US$150,000,000 fixed and floating charge debenture from the Borrower and each Material Subsidiary required by the Agent in favour of the Agent charging all personal property and all of the freehold and (to the extent permitted by each applicable lease) leasehold interests in its lands and premises, the said mortgages and encumbrances to be subject to no prior Encumbrances other than Permitted Encumbrances.

11.02	Insurance

Each Obligor or the appropriate Obligor if blanket insurance polices are held, will cause the Agent to be shown as a loss payee and additional insured with respect to all insurance on the Property of each Obligor.

11.03	After Acquired Property and Further Assurances

The Borrower and each Material Subsidiary shall from time to time and, at the reasonable request of the Agent, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any such Obligor after the date hereof and intended to be subject to the security interests created hereby including any insurance thereon.

11.04	Application of Proceeds of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure the Obligations and upon the occurrence of an acceleration of Obligations under Section 12.02, shall distribute the proceeds of realisation in accordance with Section 12.11.

11.05	Security Charging Real Property

Notwithstanding anything to the contrary contained in any Loan Document, to the extent that the charges and security interests created by the Security charge real property or any interest therein such charges and security interests shall secure interest after the occurrence of an Event of Default at the same rates as those in effect prior to such occurrence.

11.06	Discharge of Security

(1)           Partial Discharges.  Upon request from time to time by the Borrower, the Agent shall, at the expense of the Borrower, execute and deliver such releases and discharges of Security as the Borrower shall reasonably request in order to discharge the Security over specific items of Collateral disposed of by an Obligor in accordance with the provisions of the Loan Documents provided that the Agent shall not be obliged to execute and deliver any such releases and discharges pursuant to this Subsection 11.06 at any time a Default or an Event of Default has occurred and is continuing.

(2)           Full Discharge.  After all Obligations have been paid in full (or in the case of Letters of Credit, fully Collateralized), other than Unmatured Contingent Claims, the Agent shall, at the request and expense of the Borrower, execute and deliver such releases and discharges of the Security and authorizations to discharge registrations thereof as the Borrower shall reasonably request. In connection with the foregoing, the Agent shall also execute and deliver (at the expense of the Borrower) to the Obligors all such other documents and instruments as the Borrower shall request and which are required as a matter of law to release or reconvey (without representation or warranty of title) to each Obligor entitled thereto any and all remaining Property that was subject to the Security.

ARTICLE 12 - DEFAULT

12.01	Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)	if the Borrower fails to pay any amount of principal of any Advance when due; or

(b)	if the Borrower fails to pay any interest, fees or other Obligations under the Loan Documents when due and payable and such non-payment continues for a period of three (3) Business Days; or

(c)	if the Borrower fails to observe or perform any of the financial covenants in Section 10.02; or

(d)	there shall have occurred a Material Adverse Effect; or

(e)	if the Borrower fails to observe or perform any of the covenants contained in Section 10.04, other than Sections 10.04(4), 10.04(8), 10.04(13) and 10.04(22); or

(f)
if any Obligor neglects to observe or perform any covenant or obligation contained in this Agreement or any other Loan Document (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 12.01) and the Borrower shall fail to remedy such breach or default within Thirty (30) days of the Borrower being aware thereof or following receipt of notice of such breach or default from the Agent, whichever is earlier; or

(g)
if any representation or warranty made by any Obligor in this Agreement, any Loan Document or in any certificate or other document at any time delivered hereunder to the Agent or the Lenders shall prove to have been incorrect on and as of the date thereof and the Borrower shall have failed to remedy the incorrect subject matter within the thirty (30) days of the Borrower being aware thereof or following receipt of notice of such incorrect representation or warranty from the Agent, whichever is earlier; or

(h)	if any Obligor ceases or threatens to cease to carry on business generally or admits its inability or fails to pay its debts generally; or

(i)
if any Obligor (i) fails to make any payment when such payment is due and payable to any Person in relation to any indebtedness for borrowed money or other indebtedness or liabilities arising in respect of any other Debt which in the aggregate principal amount then outstanding is in excess of US$2,500,000 and such payment is not made within any applicable cure or grace period; or

(ii) defaults in the observance or performance of any other agreement or condition in relation to any such indebtedness to any Person which in the aggregate principal amount then outstanding is in excess of US$2,500,000 or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period; or (iii) any other event shall occur or condition exist, the effect of which default or other condition is to cause, or to permit the holder of such Debt to cause, such Debt to become due prior to its stated maturity date; or

(j)	if the Borrower or any Material Subsidiary denies its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or

(k)
any of the Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, if any Obligor does not, within five (5) Business Days of receipt of notice from the Agent of such Loan Document or material provision becoming unenforceable, unlawful or being changed and being provided by the Agent with any required new agreement or amendment for execution, replace such Loan Document with a new agreement that is in form and substance satisfactory to the Majority Lenders acting reasonably or amend such Loan Document to the satisfaction of the Majority Lenders acting reasonably; or

(l)
if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor a bankrupt or insolvent or approving a petition seeking the winding-up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the US Bankruptcy Code or the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of the Borrower or any Material Subsidiary or ordering the winding up or liquidation of its affairs; or

(m)
if the Borrower or any Material Subsidiary becomes insolvent, makes any assignment in bankruptcy or makes any other similar assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or

(n)
if any proceeding or filing shall be instituted or made against the Borrower or any Material Subsidiary seeking to have an order for relief entered against such Obligor adjudicating it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under any law relating to bankruptcy, insolvency, reorganization or relief or debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada)), or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within thirty (30) days of institution; or

(o)	if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of the Borrower or any Material Subsidiary; or

(p)
if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due shall have been obtained or entered against the Borrower, a Guarantor or a Material Subsidiary in an amount in excess of US$5,000,000 (individually or in the aggregate for all such Persons) and such judgment, execution, writ of seizure and sale, sequestration or decree shall not have been and remain vacated, satisfied, discharged or stayed pending appeal within the applicable appeal period; or

(q)
if any of the Security shall cease to be a valid and perfected first priority security interest subject only to Permitted Encumbrances and the Borrower shall have failed to take such action as the Agent shall require to remedy same within five (5) Business Days following receipt of notice from the Agent to do so; or

(r)	if any of the following events shall occur with respect to any Canadian Pension Plan or US Pension Plan:

(i)
the institution of any steps by the Borrower, a Guarantor or a Material Subsidiary or any member of its Controlled Group or any applicable regulatory authority to terminate a Canadian Pension Plan or US Pension Plan (wholly or in part) if, as a result of such termination, any such Obligor may be required to make an additional contribution to such Canadian Pension Plan or US Pension Plan, or to incur an additional liability or obligation to such Canadian Pension Plan or US Pension Plan, equal to or in excess of US$12,000,000 or the equivalent thereof in another currency; or

(ii)
a contribution failure occurs with respect to any US Pension Plan maintained by the Borrower, a Guarantor or a Material Subsidiary or any member of its Controlled Group sufficient to give rise to a lien or charge under Section 302(f) of ERISA or under any applicable pension benefits legislation in any other jurisdiction; or

(s)	if a Change of Control shall occur; or

(t)
if any report of the Auditor with respect to the Borrower’s audited financial statement contains any qualification which is unacceptable to the Lenders acting reasonably. The Lenders acknowledge that the October 2010 audited financial statements which contain a qualification are acceptable.

12.02	Acceleration and Termination of Rights

If any Event of Default shall occur and be continuing, all Obligations (other Unmatured Contingent Claims) owing by the Borrower under the Loan Documents shall, at the option of the Agent upon receipt of instructions from the Majority Lenders, become immediately due and payable at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor; provided, if any Event of Default described in Section 12.01(l) through (n) with respect to the Borrower shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all Advances and all other Obligations shall automatically be and become immediately due and payable.  In such event either the Lenders or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrower to the Lenders and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

12.03	Payment of Bankers’ Acceptances and Letters of Credit

If the Borrower does not pay to the Agent for the account of the Lenders the principal amount of any unmatured Bankers’ Acceptance or BA Equivalent Note or the face amount of any unexpired Letter of Credit required to be paid pursuant to Section 12.02, the Agent on behalf of the Lenders shall have the option at any time without notice to the Borrower to give notice to the Lenders to make an Advance to the Borrower equal to the principal amount of all unmatured Bankers’ Acceptances or BA Equivalent Notes and the face amount of all unexpired Letters of Credit.  The proceeds of such Advance shall be held by the Agent in a non-interest bearing cash collateral account for the benefit of the Borrower and shall be applied in payment of such Bankers’ Acceptances or BA Equivalent Notes as they mature and such Letters of Credit if payment is required thereunder or otherwise as the Agent may require.  Any such Advance made in respect of any Letter of Credit which expires without full payment required thereunder being paid shall automatically (without any action being required) be repaid from such cash collateral to the extent of such non-required payment. The Borrower shall execute and deliver as security for such Advance all such security as the Lenders may deem necessary or advisable including, without limitation, an assignment of credit balance in respect of such cash collateral account.

12.04	Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach.  Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.

12.05	Termination of Lenders’ Obligations

The occurrence of an Event of Default shall relieve the Lenders of all obligations to provide any further Advances hereunder whether by rollover, conversion or otherwise, by way of Bankers’ Acceptances (and BA Equivalent Notes), LIBOR Advances or Letters of Credit; provided that the foregoing shall not prevent the Lenders from disbursing money hereunder in reduction of then outstanding Bankers’ Acceptances and Letters of Credit.  For greater certainty any such Advances shall be at the sole discretion of the Lenders.  The Agent may reallocate all Advances pro rata among the Lenders in such manner as the Agent determines is equitable.

12.06	Saving

The Lenders shall not be under any obligation to the Borrower or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of.  The Lenders shall not be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of that Lender or any of its directors, officers, agents or advisors.

12.07	Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Loan Documents, the Majority Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Loan Documents.  The expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing shall be an Obligation of the Borrower and shall be secured by the Security Documents to which  the Borrower is bound.

12.08	Third Parties

No Person dealing with the Lenders or any agent of the Lenders shall be required to inquire whether the Security has become enforceable, or whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

12.09	Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under applicable law, if repayment is accelerated pursuant to Section 12.02, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived by the Borrower, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of the Borrower, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.

12.10	Realization of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure the Obligations that are stated to be secured in each such Security Document and upon the event of the occurrence and continuance of an Event of Default, the Agent shall act on the written instructions of the Majority Lenders as provided in this Agreement and shall distribute the net sale proceeds of realization of the Security to the Lenders in accordance with their Proportionate Share of the Obligations and in accordance with Section 12.11.

12.11	Application of Payments

Notwithstanding any other provision of this Agreement, the proceeds of realization of the Security or insurance received by the Agent at a time an vent of Default has occurred and is continuing shall upon receipt be applied and distributed in the following order:

(a)	first, in payment of all costs and expenses incurred by the Agent in connection with such realization, including legal, accounting and receivers’ fees and disbursements;

(b)	second, in payment of all costs and expenses incurred by the Lenders in connection with such realization, including legal, accounting and receivers’ fees and disbursements;

(c)	third, against the Obligations to each Lender (but with respect to Hedge Arrangements, limited to Qualifying Hedge Arrangements) in accordance with its Proportionate Share;

(d)
fourth, against all other Obligations owing to the Lenders pursuant to Hedge Arrangements that were not paid in clause (c) above to each Lender based on the amount owing to such Lender divided by the aggregate amount owing to all Lenders; and

(e)
fifth, if all Obligations of the Borrower listed above have been paid and satisfied in full, any surplus proceeds of realization shall be paid to the Obligor entitled thereto unless otherwise required in accordance with Requirements of Law.

12.12	Consultant

The Borrower agrees that, at any time after the occurrence of and during the continuance of an Event of Default and upon written request delivered by the Agent, it shall appoint a financial consultant (hereinafter referred to as the “Consultant”) for the purposes of reviewing the operations of the Obligors from time to time thereafter.  The terms of the Consultant’s scope of duties, including appropriate covenants regarding confidentiality, shall be settled by the Borrower with the consent of the Agent and the Lenders, provided that such terms may be settled by the Agent and the Lenders if agreement with the Borrower is not reached within five (5) days of the date of the Agent’s request on behalf of the Lenders.  The Borrower consents, and shall cause each Obligor to consent, at all times to a free exchange of information or the particulars of any such information exchanged at any time.

ARTICLE 13 - THE AGENT AND THE LENDERS

13.01	Knowledge and Required Action

The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is given pursuant to this Section.  In the event that the Agent receives such a notice, it shall give prompt notice thereof to the Lenders, and shall also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders.  The Agent shall, subject to Section 13.02, take such action with respect to such Default or Event of Default as shall be directed by the Lenders in accordance with this Article 13; provided that, unless and until the Agent shall have received such direction the Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent in any case shall not be required to take any such action which it determines to be contrary to the Loan Documents or to any Requirements of Law.

13.02	Request for Instructions

The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Loan Documents, the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Lenders.  No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Loan Documents in accordance with instructions from the Lenders.  The Agent shall in all cases be fully justified in failing or refusing to take or continue any action under the Loan Documents unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 7.5 of Schedule AA against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

13.03	Actions by Lenders

(1)        Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders under any of the Loan Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 13.03(3) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile or e-mail of a pdf copy of such writing).

(2)        Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders hereunder may also be included in a resolution that is submitted to a meeting or adjourned meeting of the Lenders duly called and held for the purpose of considering the same as hereinafter provided and shall be deemed to have been obtained if such resolution is passed by the affirmative vote of not less than 100% (or 66 2/3% in the event that there are greater than two Lenders) of the votes given on a poll of the Lenders with respect to such resolution.  A meeting of Lenders may be called by the Agent and shall be called by the Agent upon the request of any two Lenders subject to such Lenders providing details of the matters to be discussed at such meeting.  Every such meeting shall be held in the City of Toronto or at such other reasonable place as the Agent may approve.  At least seven days notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of the resolutions to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment thereof.  The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum.  A person nominated in writing by the Agent shall be chairman of the meeting.  Lenders representing no less than 60% of the outstanding Advances must be present at a meeting or adjourned meeting.  Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote in respect of each US$1 of its Commitment.  In respect of all matters concerning the convening, holding and adjourning of Lenders’ meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this subsection 13.03(2) as it shall deem expedient and any regulations so made by the Agent shall be binding upon the Borrower, the Agent and the Lenders.

(3)        Notwithstanding subsection 13.03(1), without the consent of all the Lenders the Agent may not take the following actions:

(a)
amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facility, reduce the fees payable, reduce interest rates or other amounts payable with respect to the Credit Facility, extend any date fixed for payment of principal, interest or other amounts payable relating to the Credit Facility, extend the repayment dates of the Credit Facility, change the definition of Majority Lenders or Applicable Margin;

(b)	amend Section 3.02;

(c)	amend, modify, discharge, terminate or waive any of the Security if the effect is to release a material part of the Property subject thereto otherwise than pursuant to the terms hereof or thereof; or

(d)	amend this Section 13.03(3).

(4)        An instrument in writing from the Majority Lenders (any such instrument in writing being an “Approval Instrument”) shall (subject to the terms of Section 13.03(3)) be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) shall be bound to give effect thereto accordingly.  For greater certainty, to the extent so authorized in the Approval Instrument, the Agent shall be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Loan Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument.

13.04	Provisions for Benefit of Lenders Only

The provisions of this Article 13, other than this Section 13.04 and the rights of the Borrower to receive notice as specified in this Article 13 relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights under or be entitled to rely for any purposes upon such provisions, provided that the Borrower shall be entitled to rely upon any consent, approval, instruction or other expression of the Lenders referred to in Section 13.03 as binding upon all Lenders, and notice from the Agent thereof shall be conclusive as between the Borrower and the Lenders.

13.05	Payments by Agent

(1)        For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a)
the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(b)
if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, then subject to Section 8.02 the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent;

(c)
if any Lender advances more or less than its Proportionate Share of the Credit Facility, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d)
the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

(e)	upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

(f)
all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment and Assumption unless notice to the contrary is received by the Agent from such Lender.

(2)        Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made and except to the extent that the Agent has received notice under Section 8.02, the Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts.  If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result.  A certificate of the Agent with respect to any amount owing by the Borrower under this Section shall be prima facie evidence of the amount owing in the absence of manifest error.

13.06	Acknowledgements, Representations and Covenants of Lenders

(1)        Each Lender represents and warrants that it has the legal capacity to enter into this Agreement.

(2)        Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facility in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(3)        Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(4)        Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of this Agreement.

(5)        Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s negligence or wilful misconduct.

(6)        Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder.

(7)        Each Lender that assigns all or a portion of its rights and obligations under this Agreement shall pay to the Agent a processing and recordation fee of US$3,500 with respect to each such assignment in accordance with Section 10(b)(vi) of Schedule AA.

13.07	Rights of Agent

(1)        In administering the Credit Facility, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(2)        The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it.  The Agent may also assume that any representation made by the Borrower is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(3)        Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(4)        The Agent may round an individual Lender’s Proportionate Share of any Advance to the nearest $1,000 in Canadian Dollars or United States Dollars, as the case may be.

(5)        The Agent shall be entitled to scan and provide by email to the Lenders all financial information it receives from the Borrower pursuant to Section 10.03.

13.08	Non-Funding Lenders

(1)        Each Non-Funding Lender shall be required to provide to the Agent (a) cash or Cash Equivalents in an amount equal to 105% of such Non-Funding Lender’s Proportionate Share of the face amount of outstanding Letters of Credit, and (b) cash or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non-Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower.  Such cash or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 12.11.  Notwithstanding anything in this Agreement to the contrary, so long as there is a Non-Funding Lender it shall be within the sole and joint determination of the Agent and the Issuing Bank as to whether it is agreeable to issue any new Letters of Credit or extend or renew any expiring Letters of Credit.

(2)        Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Non-Funding Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.

(3)        The Agent shall be entitled to set off any Non-Funding Lender’s Proportionate Share of all payments received from the Borrower against such Non-Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents.  The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by Agent and due to a Non-Funding Lender pursuant to this Agreement which amounts shall be used by Agent (a) first, to reimburse (i) the Agent for  any amounts owing to it by the Non-Funding Lender pursuant to any Loan Document, and then to reimburse (ii) the Issuing Bank for any amounts paid by it that has not been fully reimbursed due to such Non-Funding Lender not funding its Proportionate Share of the applicable Advance,

(b) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non-Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non-Funding Lender, (c) third, (i) first, to cash collateralize all other obligations of such Non-Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower and (ii), second, to maintain cash collateral for a Non-Funding Lender’s Proportionate Share of reimbursement obligations for Letters of Credit, and (d) fourth, at the Agent’s discretion, to fund from time to time the Non-Funding Lender’s Proportionate Share of Advances under the Credit Facility.

(4)        For certainty, a Non-Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Loan Documents.  Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non-Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders.  Notwithstanding the foregoing, should a Non-Funding Lender (a) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to Agent, and (b) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non-Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non-Funding Lender.

13.09	Allocation

Following the occurrence of an Event of Default, the Agent shall allocate outstanding Advances among the Lenders so that the total Advances under the Credit Facility is in the same proportion as the Commitment of each Lender bears to the total Commitments of all of the Lenders.  In order to implement the foregoing if required, any Lender from which excess Advances are outstanding (the “Surplus Lender”) shall sell to any Lender from which deficit Advances are outstanding (the “Deficit Lender”) and the Deficit Lender shall purchase from the Surplus Lender, for cash, at par, without representation or warranty from or recourse to the Surplus Lender, an interest in such Advances outstanding from the Surplus Lender as results in the ratio of Advances outstanding from both Lenders under their Commitments being equal to the ratio of their Commitments.  The intention of this Section is that when any and all purchases and sales required hereby have been completed, the outstanding Advances under the Commitments will be outstanding rateably from the Lenders in the proportion that their respective Commitments bear to the total Commitments.  If necessary to implement the foregoing, the Lenders shall take participations in outstanding Letters of Credit.  The Borrower expressly consents to the foregoing arrangements among the Lenders.

ARTICLE 14  - GENERAL

14.01	Exchange and Confidentiality of Information

(1)        The Borrower authorizes and consents to the reproduction, disclosure and use by the Agent and Lenders of information about the Borrower (including, without limitation, the Borrower’s name and any identifying logos) and the transactions herein contemplated to enable the Agent and/or the Lenders to publish promotional “tombstones” and other forms of notices of the transactions contemplated herein in any manner and in any media (including, without limitation, brochures) although such disclosure shall not reference the purchase price and the use of such information shall be subject to the prior approval of the Borrower acting reasonably. The Borrower acknowledges and agrees that the Agent or any Lender shall be entitled to determine, in its discretion, whether to use such information, that no compensation will be payable by the Agent or any Lender resulting therefrom, and that the Agent and the Lender shall have no liability whatsoever to the Borrower or any of its employees, officers, directors, affiliates or shareholders in obtaining and using such information in accordance with the terms hereof.

14.02	Nature of Obligations under this Agreement

(1)        The obligations of each Lender and of the Agent under this Agreement are several and not joint and several.  The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(2)        Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

14.03	Addresses, Etc. for Notices

The addresses and telecopier numbers for the purposes of notices and other communications to the Borrower and the Agent are set out on the signatures pages of this Agreement.

14.04	Governing Law and Submission to Jurisdiction

Ontario is the Province for the purpose of Sections 11(a) and (b) of Schedule AA.

14.05	Judgement Currency

(1)        If for the purpose of obtaining or enforcing judgment against the Borrower or any Obligor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 14.05 referred to as the “Judgement Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a)
the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 14.05(1)(b) being hereinafter in this Section 14.05 referred to as the “Judgement Conversion Date”).

(2)        If, in the case of any proceeding in the court of any jurisdiction referred to in Section 14.05(1)(b), there is a change in the rate of exchange prevailing between the Judgement Conversion Date and the date of actual payment of the amount due, the Borrower shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgement Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgement Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgement Conversion Date.  Any amount of Canadian Dollars or United States Dollars determined at the rate of exchange prescribed by the preceding sentence received by the Agent or any Lender in excess of the amount due by the Borrower hereunder shall be refunded to the Borrower by the Agent or such Lender, as the case may be.

(3)        Any amount due from the Borrower under the provisions of Section 14.05(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4)        The term “rate of exchange” in this Section 14.05 means the noon rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgement Currency published or quoted by the Bank of Canada for the day in question, or if such rate is not so published or quoted by the Bank of Canada, such term shall mean the Equivalent Amount of the Judgement Currency.

14.06	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective permitted successors and permitted assigns.

14.07	Survival

The provisions of Section 9 of Schedule AA shall survive the repayment of all Advances, whether on account of principal, interest or fees, and the termination of this Agreement, unless a specific release of such provisions by the Agent, on behalf of the Lenders, is delivered to the Borrower.

14.08	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.09	Whole Agreement

This Agreement together with all other Loan Documents constitute the entire agreement between the parties to this Agreement with respect to the Credit Facility and the other matters contemplated in this Agreement as of the date of this Agreement, and supersedes all other negotiations and discussions, whether oral or written, with respect to the Credit Facility.

14.10	Further Assurances

The Borrower, each Lender and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or of any of the agreements provided for hereunder to which it is a party.  The Borrower, at its expense, shall promptly execute and deliver to the Agent, upon any reasonable request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

14.11	Time of the Essence

Time shall be of the essence of this Agreement.

14.12	Delivery by Facsimile Transmission

This Agreement may be executed and delivered by facsimile transmission and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature.

14.13	Anti-Money Laundering Legislation

(1)       The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the Guarantors, and the transactions contemplated hereby.  The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or the Guarantors or any authorized signatories of the Borrower or a Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Guarantor or any such authorized signatory in doing so.

14.14	Fondé de Pouvoir

Without limiting the generality of any provisions of this Agreement, each Lender appoints and designates the Agent (or any successor thereto) as the person holding the power of attorney (“fondé de pouvoir”) within the meaning of Article 2692 of the Civil Code of Québec for the purposes of the hypothecary security under the deed of hypothec granted by each Obligor and its successors and assigns under the laws of the Province of Québec and, in such capacity, the Agent shall hold the hypothec granted under the laws of the Province of Québec as such fondé de pouvoir in the exercise of the rights conferred thereunder.  The execution by the Agent, as such fondé de pouvoir, prior to the date hereof of any deed creating or evidencing any such hypothec is hereby ratified and confirmed.  Notwithstanding the provisions of Section 32 of the Act respecting the special powers of legal persons (Québec), the Agent may acquire and be the holder of any of the bonds (or similar instruments) secured by such hypothec.  Each assignee Lender that becomes party to this Agreement, by becoming a party to this Agreement, shall be deemed to have ratified and confirmed the appointment of the Agent as fondé de pouvoir.

14.15	CBA Model Terms

The CBA Model Provisions (except for the footnotes contained therein) form part of this Agreement and are incorporated herein by reference, subject to the following variations:

(a)
Each term set out below which is used as a defined term in the CBA Model Provisions shall be deemed to have been replaced as set out below; and for greater certainty the said replacement term shall have the meaning ascribed thereto in Section 1.01 of this Agreement:

•	“Administrative Agent” shall be replaced by “Agent”;

•
“Applicable Law” shall be amended by adding to the end thereof “; but if any of the foregoing shall not have the force of law, it shall only constitute Applicable Law to the extent compliance therewith is generally regarded as mandatory by the Persons to whom it applies or is addressed”;

•	“bankers’ acceptances” shall be replaced by “Bankers’ Acceptances”;

•	“Base Rate Loans” shall be replaced by “US Base Rate Loans”;

•	“LIBO Rate Loan” shall be replaced by “LIBOR Loan”;

•	“Loans” shall be replaced by “Advances”; and

•	“Provisions” shall be replaced by “CBA Model Provisions”.

(b)	Section 3.1(d) shall be amended by deleting “nine” and replacing it by “six” in each place it appears.

(c)
Section 3.2(c) shall be amended by deleting “10” and replacing it by “20” and adding to the following sentence to the end thereof “Notwithstanding the foregoing, the Borrower shall not be obliged to indemnify the Administrative Agent or any Lender to the extent any Indemnified Taxes or Other Taxes become payable as a result of the gross negligence or wilful misconduct of the Administrative Agent or such Lender.”

(d)	Section 9(b) shall not apply to claims made by a Lender in connection with disputes solely between any of the Administrative Agent and the Lenders.

(e)	Section 9(d) shall be amended by adding to the end thereof “, unless such damages result from the gross negligence or wilful misconduct of such Indemnitee”.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

Address:		NORDION INC.

447 March Road Ottawa, Ontario K2K 1X8
		By:	“Peter Dans”
Chief Financial Officer

Attention:	Murray Kulchyski,	By:
Treasurer

AGENT:
Address:		THE TORONTO-DOMINION BANK, as Agent
The Toronto-Dominion Bank, as Agent Royal Trust Tower 77 King Street West, 18th Floor Toronto, Ontario M5K 1A2

		By:	“Feroz Haq”
Vice President, Loan Syndications - Agency

By:
Attention:	Vice President, Loan Syndications

Facsimile:	(416) 982-5535

LENDERS:

Address:		THE TORONTO-DOMINION BANK, as a Lender
The Toronto-Dominion Bank Toronto Dominion Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

		By:	“Sanup Gupta”
Vice President

		By:	“Tim Thomas”
Attention:	Tim Thomas		Managing Director

Facsimile:	(416) 308-4481

Address:		CANADIAN IMPERIAL BANK OF COMMERCE, as a Lender
Canadian Imperial Bank of Commerce 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8

		By:	“Ben Fallico”
Executive Director
Attention:	Ben Fallico
		By:	“Steve Nishimura”
Facsimile:	(416) 956-3810		Managing Director

Address:		ROYAL BANK OF CANADA, as a Lender
Royal Bank of Canada Corporate Banking Royal Bank Plaza, P.O. Box 50 4th Floor, South Tower Toronto, Ontario M5J 2W7

		By:	“Chris Cowan”
Authorized Signatory

By:
Attention:	Chris Cowan

Facsimile:	(416) 974-8119

Address:		EXPORT DEVELOPMENT CANADA, as a Lender
Export Development Canada 151 O’Connor Ottawa, Ontario K1A 1K3

		By:	“Margaret Michalski”
Senior Associate

		By:	“Andrew Baechler”
Attention:	Margaret Michalski		Financing Manager

Facsimile:	(613) 598-2504

in the case of any Lender or the Agent, with a copy to:

McCarthy Tétrault LLP
Suite 5300
Toronto Dominion Bank Tower
Toronto, Ontario
M5K 1E6

Attention:	Joel Scoler

Facsimile	(416) 868-0673

MODEL CREDIT AGREEMENT PROVISIONS

Definitions

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” means the credit agreement of which these Provisions form part.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgment, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Exhibit A or any other form approved by the Administrative Agent.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or polices of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have corresponding meanings.

“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

“Eligible Assignee” means any Person (other than a natural person, any Obligor or any Affiliate of an Obligor), in respect of which any consent that is required by Section 10(b) has been obtained.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located,  and (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Issuing Bank” means the Person named elsewhere in this Agreement as the issuer of Letters of Credit on the basis that it is “fronting” for other Lenders and not on the basis that it is the attorney of other Lenders to sign Letters of Credit on their behalf, or any successor issuer of Letters of Credit.  For greater certainty, where the context requires, references to “Lenders” in these Provisions includes the Issuing Bank.

“Loan” means any extension of credit by a Lender under this Agreement, including by way of bankers’ acceptance or LIBO Rate Loan, except for any Letter of Credit or participation in a Letter of Credit.

“Obligors” means, collectively, the Borrower and each of its Subsidiaries.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Participant” has the meaning assigned to such term in Section 10(d).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Provisions” means these model credit agreement provisions.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

Terms Generally

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in these Provisions to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, these Provisions, but all such references elsewhere in this Agreement shall be construed to refer to this Agreement apart from these Provisions, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words

“asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

If there is any conflict or inconsistency between these Provisions and the other terms of this Agreement the other terms of this Agreement shall govern to the extent necessary to resolve the conflict or inconsistency.

3	Yield Protection

3.1	Increased Costs

(a)	Increased Costs Generally. If any Change in Law shall:

(i)           impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)           subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 3.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender, or

(iii)           impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b)      Capital and Liquidity Requirements.  If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c)           Certificates for Reimbursement.  A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.  The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)           Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

3.2           Taxes

(a) Payments Subject to Taxes.  If any Obligor, the Administrative Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b) Payment of Other Taxes by the Borrower.  Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c) Indemnification by the Borrower.  The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) Evidence of Payments.  As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Treatment of Certain Refunds and Tax Reductions.  If the Administrative Agent or a Lender determines, in its sole discretion that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or other Obligors, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund).  The Borrower or Obligor as applicable, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority.  This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

3.3           Mitigation Obligations: Replacement of Lenders

(a) Designation of a Different Lending Office.  If any Lender requests compensation under Section 3.1, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2 , then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.1 or 3.2, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders.  If any Lender requests compensation under Section 3.1, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, if any Lender’s obligations are suspended pursuant to Section 3.4 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the Borrower pays the Administrative Agent the assignment fee specified in Section 10(b)(vi);

(ii) the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 3.1 or payments required to be made pursuant to Section 3.2, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

3.4           Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.  Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

3.5           Inability to Determine Rates Etc.

If the Majority Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested Interest Period with respect to a proposed LIBO Rate Loan, or that the LIBO Rate for any requested Interest Period with respect to a proposed LIBO Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender.  Thereafter, the obligation of the Lenders to make or maintain LIBO Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Majority Lenders) revokes such notice.  Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of LIBO Rate Loans or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Loans in the amount specified therein.

4.	Right of Setoff

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness.  The rights of each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have.  Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application.  If any Affiliate of a Lender exercises any rights under this Section 4, it shall share the benefit received in accordance with Section 5 as if the benefit had been received by the Lender of which it is an Affiliate.

5.	Sharing of Payments by Lenders

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that

(i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(ii) the provisions of this Section shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participation in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(iii) the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

6.	Administrative Agent’s Clawback

(a)           Funding by Lenders: Presumption by Administrative Agent.  Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender’s share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount.  In such event if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on Interbank compensation.  If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such advance.  If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the Interest rate applicable to the advance in question.  Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

(b)           Payments by Borrower: Presumptions by Administrative Agent.  Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders.  In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on Interbank compensation.

7.	Agency

7.1           Appointment and Authority.   Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Administrative Agent to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.  The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

7.2           Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity.  Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders.

7.3           Exculpatory Provisions

(1)           The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents.  Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Administrative Agent or any of its Affiliates in any capacity.

(2)           The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct.  The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by the Borrower or a Lender.

(3)           Except as otherwise expressly specified in this Agreement the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

7.4           Reliance by Administrative Agent.  The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit.  The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

7.5           Indemnification of Administrative Agent.  Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated.  However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or wilful misconduct.

7.6           Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates.  The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

7.7           Replacement of Administrative Agent

(1)           The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower.  Upon receipt of any such notice of resignation, the Majority Lenders shall have the right in consultation with the Borrower, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montréal, Québec, or an Affiliate of any such Lender with an office in Toronto or Montréal.  The Administrative Agent may also be removed at any time by the Majority Lenders upon 30 days’ notice to the Administrative Agent and the Borrower as long as the Majority Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Toronto or Montréal.

(2)           If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 7.7(1), provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Majority Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

(3)           Upon a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph).  The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor.  After the termination of the service of the former Administrative Agent, the provisions of this Section 7 and of Section 9 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

7.8           Non-Reliance on Administrative Agent and Other Lenders.  Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

7.9           Collective Action of the Lenders.  Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents).  Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents).  Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent.  Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrable Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

7.10           No Other Duties, etc.  Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

8.	Notices: Effectiveness; Electronic Communication

(a)           Notices Generally.  Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than the Borrower, in care of the Borrower.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient).  Notices delivered through electronic communications to the extent provided in paragraph (b) below shall be effective as provided in said paragraph (b).

(b)           Electronic Communications. Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender of Loans to be made or Letters of Credit to be issued if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication.  The Administrative Agent or the Borrower may, in its discretion agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)           Change of Address, Etc.  Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

9.	Expenses; Indemnity; Damage Waiver

(a)           Costs and Expenses.  The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation; negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Bank, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)           Indemnification by the Borrower.  The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Bank and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee” against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Liability related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Obligor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Obligor has obtained a final and nonappealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 3.1, 3.2 and 9(a).

(c)           Reimbursement by Lenders.  To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under paragraph (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender’s Proportionate Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or the Issuing Bank in connection with such capacity.  The obligations of the Lenders under this paragraph (c) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(d)           Waiver of Consequential Damages.  To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof.  No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)           Payments.  All amounts due under this Section shall be payable promptly after demand therefor.  A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

10.	Successors and Assigns

(a)           Successors and Assigns Generally.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations, hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           Assignment by Lenders.  Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that:

(i)           except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii)           each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned; except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-pro rata basis;

(iii)           any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by any Issuing Bank (such approval not to be unreasonably withheld or delayed), unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit;

(iv)           any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

(x)           in the case of an assignment of a Commitment relating to a revolving credit, the proposed assignee is itself already a Lender with the same type of Commitment,

(y)           no Event of Default has occurred and is continuing, and the assignment is of a Commitment relating to a non-revolving credit that is fully advanced, or

(z)           the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(v)           any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless (the proposed assignee is itself already a Lender with the same type of Commitment or a Default has occurred and is continuing; and

(vi)           the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption; together with a processing and recordation fee in an amount specified elsewhere in this Agreement and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3 and 9, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section.  Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

(c)           Register.  The Administrative Agent shall maintain at one of its offices in Toronto, Ontario or Montréal, Québec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)           Participations.  Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, an Obligor or any Affiliate of an Obligor) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any payment by a Participant in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

Subject to paragraph (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 4 as though it were a Lender, provided such Participant agrees to be subject to Section 5 as though it were a Lender.

(e)           Limitations upon Participant Rights.  A Participant shall not be entitled to receive any greater payment under Section 3.1 and 3.2 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers prior written consent.

(f)           Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under the Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

11.	Governing Law; Jurisdiction; Etc.

(a)           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Province specified elsewhere in this Agreement  and the laws of Canada applicable in that Province.

(b)           Submission to Jurisdiction.  Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province specified elsewhere in this Agreement, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.   Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

(c)           Waiver of Venue.  Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12.	WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY

(WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

13.	Counterparts; Integration; Effectiveness; Electronic Execution

(a)           Counterparts; Integration; Effectiveness:  This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.  Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b)           Electronic Execution of Assignments.  The words “execution”, “signed”, “signature”, and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be , to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

14.	Treatment of Certain Information; Confidentiality

(1)           Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its Affiliates’ respective partners, directors, officers, employees, agents advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an Obligor.

(2)           For purposes of this Section, “Information” means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt.  Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.  In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), if being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(3)           In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Exhibit B concerning the Borrower and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [insert name of Assignor] (the “Assignor”) and [insert name of Assignee] (the “Assignee”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered, pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”).  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

Assignor:

Assignee:

[and is an Affiliate/Approved Fund of [identify Lender]]

Borrower(s):

Administrative Agent: ____________________, as the administrative agent under the Credit Agreement

Credit Agreement:  [The [amount] Credit Agreement dated as of ________ among [name of Borrower(s)], the Lenders parties thereto, [name of Administrative Agent], as Administrative Agent, and the other agents parties thereto]

Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment / Loans for all Lenders	Amount of Commitment / Loans Assigned3	Percentage Assigned of Commitment / Loans	CUSIP Number
	$	$	%
	$	$	%
	$	$	%

[Trade Date:	]

Effective Date:  ________, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]
By:
Title:

ASSIGNEE [NAME OF ASSIGNEE]
By:
Title:

[Consented to and] Accepted: [NAME OF ADMINISTRATIVE AGENT], as Administrative Agent
By:
Title:

[Consented to:] [NAME OF RELEVANT PARTY]
By:
Title:

ANNEX 1 to Assignment and Assumption

[____________]

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

Representations and Warranties

14.2           Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

14.3           Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section ___ thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

15.	Payments

From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date.  The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

16.	General Provisions

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

EXHIBIT B

LOAN MARKET DATA TEMPLATE

Recommended Data Fields – At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) or other similarly recognized bank loan information services deem essential.  The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location	Date	Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Financial Covenants	Term Out Option
Expiration Date
	Target Company	Facility Signing Date
*Measurement of Risk	Assignment Language	Pricing
S&P Sr. Debt	Law Firms	Base Rate(s)/Spread(s) / BA/LIBOR
S&P Issuer	MAC Clause	Initial Pricing Level
Moody’s Sr. Debt	Springing lien	Pricing Grid (tied to, levels)
Moody’s Issuer	Cash Dominion	Grid Effective Date
Fitch Sr. Debt	Mandatory Prepays	Fees
Fitch Issuer	Restrct’d Payments (Neg Covs)	Participation Fee (tiered also)
S&P Implied
(internal assessment)	Other Restrictions	Commitment Fee
DBRS
Other Ratings		Annual fee
*Industry Classification		Utilization Fee
Moody’s Industry		LC Fee(s)
S&P Industry		BA Fee
Parent		Prepayment Fee

Financial Ratios		Other Fees to Market

Security
Secured/Unsecured
Collateral and Seniority of Claim
Collateral Value
Guarantors
Lenders Names/Titles
Lender Commitment ($)
Committed/Uncommitted
Distribution method
Amortization Schedule
Borrowing Base/Advance Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)
S&P Bank Loan

Moody’s Bank Loan
Fitch Bank Loan
DBRS
Other Ratings

*These items would be considered useful to capture from an analytical perspective.

SCHEDULE A - LENDERS AND COMMITMENTS

Lender	Commitments
The Toronto-Dominion Bank	US$| | | | | | | | | |
Canadian Imperial Bank of Commerce	US$| | | | | | | | | |
Royal Bank of Canada	US$| | | | | | | | | |
Export Development Canada	US$| | | | | | | | | |
Total	US$75,000,000

*Amount of swingline may be adjusted pursuant to Section 2.02 of the Credit Agreement, but may not to exceed US$7,500,000 in the aggregate.

Each lender listed above other than Export Development Canada is a BA Lender.

Address for each Lender:

The Toronto-Dominion Bank Toronto Dominion Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2		Canadian Imperial Bank of Commerce 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8
Attention:	Tim Thomas	Attention:	Ben Fallico
Fax:	(416) 982-5535	Fax:	(416) 956-3810

-and-

Royal Bank of Canada Corporate Banking Royal Bank Plaza, P.O. Box 50 4th Floor, South Tower Toronto, Ontario M5J 2W7		Export Development Canada 151 O'Connor Street Ottawa, ON K1A 1K3
Attention:	Chris Cowan	Attention:	Paulina Janiec
Fax:	(416) 974-8119	Fax:	(613) 598-2514

SCHEDULE B – DRAWDOWN NOTICE

To:	The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

	Attention:	Vice President, Loan Syndications
	Facsimile:	(416) 982-5535

This Drawdown Notice is delivered pursuant to the credit agreement dated June 6, 2011 among Nordion Inc. (the “Borrower”), The Toronto-Dominion Bank, as Administrative Agent and the financial institutions parties thereto (as amended, restated or supplemented from time to time, the “Credit Agreement”).  All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

1.	The Borrower hereby requests an Advance as follows:

(a)	date of Advance:

(b)	amount:

(c)	availment option:

(d)	if Banker’s Acceptance, BA Equivalent Note or LIBOR Advance, indicate desired term:

(e)	if Letter of Credit, provide particulars:

(f)	payment instructions (if any):

2.	The Borrower hereby certifies that as at the date of the Advance requested hereby:

(a)	the representations and warranties contained in Section 9.01 of the Credit Agreement are true and correct;

(b)	all terms and conditions precedent to an Advance contained in Section 3.02 of the Credit Agreement have been satisfied;

(c)	no event has occurred and is continuing which constitutes a Default or an Event of Default; nor shall the making of the requested Advance result in the occurrence of any such event; and

(d)	no Material Adverse Effect exists or has occurred.

Dated this _______________ day of _______________, ______________.

NORDION INC.

By:
Name:
Title:

SCHEDULE C – NOTICE OF ROLLOVER

To:	The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

	Attention:	Vice President, Loan Syndications
	Facsimile:	(416) 982-5535

This Notice of Rollover is delivered pursuant to the credit agreement dated June 6, 2011 among Nordion Inc. (the “Borrower”), The Toronto-Dominion Bank, as Administrative Agent and the financial institutions parties thereto (as amended, restated or supplemented from time to time, the “Credit Agreement”).  All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

1.	The Borrower hereby requests a Rollover as follows:

(a)	amount of maturing Advance:

(b)	date of maturing Advance:

(c)	availment option of maturing Advance:

(d)	if Rollover of Banker’s Acceptance, BA Equivalent Note or LIBOR Advance, indicate desired term:

Dated this _______________ day of _______________, ______________.

NORDION INC.

By:
Name:
Title:

SCHEDULE D – NOTICE OF CONVERSION

To:	The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

	Attention:	Vice President, Loan Syndications
	Facsimile:	(416) 982-5535

This Notice of Conversion is delivered pursuant to the credit agreement dated June 6, 2011 among Nordion Inc. (the “Borrower”), The Toronto-Dominion Bank, as Administrative Agent and the financial institutions parties thereto (as amended, restated or supplemented from time to time, the “Credit Agreement”).  All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

2.	The Borrower hereby requests a Conversion as follows:

(a)	amount of maturing Advance:

(b)	date of maturing Advance:

(c)	availment option of maturing Advance:

(d)	availment option of Advance requested:

(e)	if Conversion into Banker’s Acceptance, BA Equivalent Note or LIBOR Advance, indicate desired term:

Dated this _______________ day of _______________, ______________.

NORDION INC.

By:
Name:
Title:

SCHEDULE E - REPAYMENT NOTICE

To:	The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

	Attention:	Vice President, Loan Syndications
	Facsimile:	(416) 982-5535

This Repayment Notice is delivered pursuant to the credit agreement dated June 6, 2011 among Nordion Inc. (the “Borrower”), The Toronto-Dominion Bank, as Administrative Agent and the financial institutions parties thereto (as amended, restated or supplemented from time to time, the “Credit Agreement”).  All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

3.	The Borrower hereby advises that a Repayment will be made by it as follows:

(a)	availment option of Advance to be repaid:

(b)	date of Repayment:

(c)	amount of Repayment:

Dated this _______________ day of _______________, ______________.

NORDION INC.

By:
Name:
Title:

SCHEDULE F – COMPLIANCE CERTIFICATE

To:	The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

	Attention:	Vice President, Loan Syndications
	Facsimile:	(416) 982-5535

This Compliance Certificate is delivered pursuant to the credit agreement dated June 6, 2011 among Nordion Inc. (the “Borrower”), The Toronto-Dominion Bank, as Administrative Agent and the financial institutions parties thereto (as amended, restated or supplemented from time to time, the “Credit Agreement”).  All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

The following are the financial ratios in respect of the Borrower, on a consolidated basis, as at the end of the most recently ended [Fiscal Quarter] [Fiscal Year], calculated in accordance with the provisions of the Credit Agreement:

(a)	Total Debt to EBITDA Ratio: __________________

(note: must not be greater than 2.5:1.0)

(b)	Tangible Net Worth: __________________

(note: must not be less than the sum of US$200,000,000 plus 50% of positive Net Income commencing May 1, 2011)

(c)	the Interest Coverage Ratio: __________________

(note: must not be less than 5.0:1.0)

(d)	Capital Expenditures:__________________

(note: must not exceed US$15,000,000 in any Fiscal Year)

The undersigned hereby certifies on behalf of the Borrower and without personal liability as follows:

(a)	the foregoing information and all information supporting calculations attached hereto as Exhibit I were true, correct and complete as at the end of the said [Fiscal Quarter] [Fiscal Year];

(b)	the representations and warranties contained in Section 9.01 of the Credit Agreement are true and correct;

(c)	no event has occurred and is continuing which constitutes a Default or an Event of Default; and

(d)	attached as Exhibit II is a true, correct and complete list of all outstanding Hedge Arrangements.

Dated this _______________ day of _______________, ______________.

NORDION INC.

By:
Name:
Title:

EXHIBIT I TO COMPLIANCE CERTIFICATE

Supporting Calculations

[See Attached]

EXHIBIT II TO COMPLIANCE CERTIFICATE

List of Outstanding Hedge Arrangements

[See Attached]

SCHEDULE G – GUARANTORS ON CLOSING DATE

Nordion (Canada) Inc.
Laboratoires Nordion Inc.

Summary of Outstanding Letters of Credit
As at May 31, 2011

Applicant	Currency			Issuing Bank	Maturity Date	Beneficiary	autorenewal y/n
	CAD	USD	GBP
MDS Inc				RBC	March 18, 2012	Columbia Casualty Company re Memphis Lab	yes
MDS Inc re MDS Canada Inc				CIBC	November 30, 2011	4705 Dobrin, Investments Limited	no - fixed mat date
MDS Sciex, a division of MDS Inc				CIBC	January 10, 2012	Corstate Developments Inc.	yes
MDS Inc				CIBC	August 1, 2011	Corstate Developments Inc.	yes
MDS Nordion, a division of MDS				CIBC	May 18, 2011	Canadian Nuclear Safety Commission	yes
Nordion (Canada) Inc.				CIBC	July 22, 2011	Instituto Nacional de Investigaciones Nucleares	no
Nordion (Canada) Inc.				CIBC	August 12, 2011	Instituto Nacional de Investigaciones Nucleares	no
	17,677,440	478,847	0

Nordion Inc. Schedule 9.01(6)
Summary of Tax Audits/Projects
As at April 2011

Audit	Status	Exceptions

Nordion Inc.

Schedule 9.01 (9) Litigation

1A
Date of Claim:	January 8/07
Plaintiff:	Apotex
Defendant:	MDS Pharma
Claim:	Apotex claim arising from alleged Montreal bioanayttical errors and regulatory action in the amount of C$30 Million in loss and profit and C$5 Million for direct damages

2A.
Date of Claim:	October 2/08 and February 27/09
Plaintiff:	Dr Reddy
Defendant:	MDS Pharma
Claim:	Apotex claim arising from alleged Montreal bioanayttical errors and regulatory action in the amount of USD 70 Million in loss and profit and USD 10 Million for direct damages.

3A.
Date of Claim:	March 15/ 11
Plaintiff:	Anna Laura Translavina, surviving mother of Laura Valenzuela Translavina, a minor, deceased
Defendants:	MDS Pharma Services Inc. and Tocagen Inc, Scott Sharples et al
Claim:	Wrongful death of study participant during a clinical study as a result of alleged negligence of the defendants
Status:	Investigation at time of the incident indicates there are defenses to the negligence claims.

4A.
Date of Claim:X	Arbitration commenced May 2011
Plaintiff:	Applied Biosystems (Canada) Limited and AB LLC
Defendants:	Nordion Inc.
Claim:	C$10 Million claim re: dispute related to valuation of joint venture arising out of the MDS Analytical Technologies sale

5A.
Date of claim:	2008
Claimant:	AECL
Defendant:	Nordion
Claim:
AECL has served certain counterclaims claiming damages for breach of contract in the amount of $250 million and other relief in confidential arbitration proceedings initiated by Nordion in July 2008 against AECL.

Schedule 9.01(12)

Nordion (Canada) Inc.- Real Estate
As of April 20 2011

Address	Location Type	Owned Area Sq.Ft.	Leased Area Sq.Ft.	Area m2	Expiry Date	Use	Legal entity
535 Cartier Blvd. W., Laval, P.Q.	Leased		13,701	1,273	2/14/2014	Manufacturing	Nordion (Canada) Inc.
4004 Wesbrook Mall University of BC, Vancouver, BC	Leased		50,856		10/31/2031	Manufacturing	Nordion (Canada) Inc.
4004 Wesbrook Mall University of BC Chemistry Annex-Expansion , Vancouver, BC	Leased		3,970		1/1/2028	Manufacturing	Nordion (Canada) Inc.
447 March Road-Kanata Operations Building (incl. Cobalt Ops), Ottawa, ON	Owned	47,600				Manufacturing	Nordion (Canada) Inc.
447 March Road, Ottawa, ON -Roy Errington	Owned	271,700				HQ	Nordion (Canada) Inc.
447 March Road, Ottawa ON -Heating Plant	Owned	18,000				Operations	Nordion (Canada) Inc.
40 Ruskin St. Ottawa U Heart Institute, Ottawa, ON	Leased		1,760		10/30/2014	Research	Nordion (Canada) Inc.
3-5 Matheson St. Room 901 Matheson Centre, Causeway Bay, Hong Kong	Leased		850		mtm	Office	Nordion (Canada) Inc.
535 Cartier Blvd. W., Laval, P.Q.	Leased			17	7/31/2011	Office	Nordion (Canada) Inc.

Nordion Legacy Real Estate Portfolio

MDS Banner/Division	Address	Location Type	Leased Area Sq.Ft.	Term Start Date	Expiry Date	Use	Legal Entity
I. CORPORATE
Corporate	2810 Matheson Blvd. E., Mississauga, ON Suite 500	Leased	54,256	7/1/2009	6/30/2019	vacant	Nordion Inc.
Corporate-xDX	570 King St. #2G (2nd flr), Welland, ON	Leased	560	12/1/2006	11/30/2011	Sublet	Nordion Inc.
III. PHARMA
Pharma Services-ES	4705 Dobrin Street (Bldg 4), St Laurent, PQ	Leased	155,000	10/30/1999	11/29/2011	vacant	Nordion (Canada) Inc.
Pharma Services-ES	22011 - 30th Drive SE Highlands Corp. Centre-Bldg B "Bothell East", Bothwell, WA	Leased	57,830	11/1/2002	5/31/2013	Sublet	Nordion (US) Inc.
Pharma Services-LS	2200 Renaissance Blvd. 4th floor Wing A+B+C (full floor), King of Prussia, PA	Leased	47,120	9/1/2007	8/31/2012	Sublet	Nordion (US) Inc.

Subtenants

MDS Banner/Division	Address	Location Type	Subleased Area Sq.Ft.	Term Start Date	Expiry Date	Comments- Subtenant

Corporate-xDX	570 King St., Welland, ON	sublet	560	2/22/2007	11/30/2011	Lifelabs paying landlord directly.

Pharma Services-ES	2200 Renaissance Blvd., Suite 410, King of Prussia, PA	sublet	31,099	7/1/2009	8/31/2012	INC Research
Pharma Services-ES	22011 - 30th Drive SE Highlands Corp. Centre-Bldg B "Bothell East", Bothwell, WA	Leased	17,010	3/5/2010	4/30/2013	Starts with close of sale. Ricerca paying 31.7% of bldg rent. 2-6 mth options to extend.

Nordion Inc	Schedule 9.01(13)

COVERAGE	POLICY NUMBER	INSURER ( Best rating)	LIMITS $ CAD	DEDUCTIBLE /SIR	PURPOSE

Property	| | | | | | | | | | | |	FM Global (A+)	| | | | | | | | | | |	100,000 generally but may vary w.r.t. flood, earthquake and wind	All risks of physical loss or damage (Occurrence form)
Commercial General Liability	| | | | | | | | | |	Zurich (A)	| | | | | | | | | | |	Nil ( Captive Insurer, fronted by Zurich, represents first 5,000,000 )	Liability (Claims made form)
Umbrella Excess Liability	| | | | | | | | | | | | | |	ACE INA (A+)	| | | | | | | | | | |	10,000	Liability (Claims made)
1st Excess Liability	| | | | | | | | | | | | |	Newline (Lloyd’s) (A)	| | | | | | | | | | |	Nil	Liability (Claims made)
2nd “ “	| | | | | | | | | | | |	Elliot Special Risk (A)	| | | | | | | | | | |	Nil	Liability (Claims made)
3rd “ “	| | | | | | | | | | | | |	QBE (Lloyd’s) (A)	| | | | | | | | | | |	Nil	Liability (Claims made)
4th “ “	| | | | | | | | | | | | | |	Axis (A)	| | | | | | | | | | |	Nil	Liability Claims made)
Part of 4th Excess	| | | | | | | | | | |	Chartis (A)	| | | | | | | | | | |	Nil	Liability (Claims made)
Part of 4th Excess	| | | | | | | | | | |	Chubb (A++)	| | | | | | | | | | |	Nil	Liability (Claims made)
Part of 4th Excess	| | | | | | | | | | | | | | | | |	Allianz (A+)	| | | | | | | | |	Nil	Liability (Claims made)
TOTAL LIABILITY PROGRAM			| | | | | | | | | | |

COVERAGE	POLICY NUMBER	INSURER ( Best rating)	LIMITS $ CAD	DEDUCTIBLE /SIR	PURPOSE
Auto	| | | | | | | | | | | | | | | | |	Liberty Mutual (A)	| | | | | | | | | | |	LCV -2,500 all perils HCV – 5,000 all perils	Automobiles owned / leased (Occurrence form
Marine Cargo	| | | | | | | | | | |	AXA (A)	| | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |	Cargo legal liability – 10,000 All other losses - 1,000	Property coverage for goods in transit (Occurrence form)
US Workers’ Compensation	| | | | | | | | | | | | | | | | | | | | | | | | | | |	Liberty Mutual (A)	| | | | | | | | | | | | | | | | | | | | | |	As per applicable law	US employee workers’ compensation in event of work related injury or illness (Occurrence form)
Non-owned Aircraft Liability	| | | | | | | | | | | | | | | | |	Global Aerospace (A)	| | | | | | | | | | |	Nil	Charter coverage for product movement (Occurrence form)
Directors and Officers	| | | | | | | | | |	ACE INA (A+)	| | | | | | | | | | |	US 1M for indemnifiable claims; nil for non-indemnifiable claims; and 2M for securities claims	D & O liability ( Claims made form )
	| | | | | | | | | | | | | | |	Chartis (A)	| | | | | | | | | | |	Per underlying limits	“
	| | | | | | | | | |	Zurich (A)	| | | | | | | | | | |	“	“
`	| | | | | | | | | | | |	Chubb (A++)	| | | | | | | | | | |	“	“

	| | | | | | | | | | | | | | | | |	Liberty Int’l. (A)	| | | | | | | | | | |	“	“
	| | | | | | | | | | | | | | | | |	Navigator’s (Lloyd’s) (A)	| | | | | | | | | | |	“	“
	| | | | | | | | | |	GCAN (A)	| | | | | | | | | | |	“	“
	| | | | | | | | | |	Monitor Liability Managers (A+)	| | | | | | | | | | |	“	“
		Munich America (MARP) (A+)	| | | | | | | | | | |	“	“
	| | | | | | | | | | | | | | | | |	Beazley (Lloyd’s) (A+)	| | | | | | | | | | | | | | | | | | |	“	“
	| | | | | | | | | | | | | | | | |	XL (A)	| | | | | | | | | | ||	“	“
Total D & O			| | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |

2010 November 01  -  2011 October 31

Nordion Inc.
Schedule 9.01 (17) ( a) ( b)  Share Ownership

Excluding wholly owned, inactive subsidiaries noted below which are to be dissolved or awaiting tax clearance certificates to be dissolved and which in the aggregate have assets of less than USD 500,000, the shareholders are as follows:

Nordion (Canada) Inc. – Sole shareholder is Laboratoires Nordion Inc. which holds 101 Common shares.
The authorized capital is an unlimited number of Common shares, an unlimited number of Class “A” Special shares, an unlimited number of Class “B” Special shares and an unlimited number of Class “C” Special shares.

Nordion US Holding LLC – Sole shareholder is Nordion (Canada) Inc which holds 1,000 common shares (100% of the issued and outstanding shares). The authorized capital is 1,000 Common shares with a par value of $1.00 per share.

Nordion US Inc. – Sole shareholder is Nordion US Holdings LLC which holds 300 shares (100% of the issued and outstanding shares) The authorized capital is 5,000 Common shares with no par value.

DxRx Indemnity - Sole shareholder is Nordion Inc. which holds 3,000,000 shares (100% of the issued and outstanding shares). The authorized capital is an unlimited number of Common shares.

Laboratoires Nordion Inc. – Sole shareholder is Nordion Inc. which holds 266,418 Common shares.  The authorized capital is an unlimited number of Common shares.

Nordion (Netherlands) Cooperatief U.A. – sole member is Nordion (Canada) Inc. which holds 12,500,000units.  The paid up capital is Euro 12,500,000.

Nordion (Netherlands) B.V. – sole shareholder is Nordion (Netherlands) Cooperatief U.A.  The authorized share capital is 90,000 shares with a nominal value of Euro 1 each, Issued Capital EUR 25,001, paid up capital EUR 25,001

MDS Life Sciences (Singapore) Pte – Sole shareholders is Nordion Inc. which holds 19,000,100 Common shares.  The authorized capital 20,000,000 ordinary shares of S$0.10 each.

MDS Phama Services Holding SAS – Sole shareholders is Nordion (Netherlands) B.V. which holds 1552104 shares.  The authorized capital is 23,281,560 Euros consisting of 1,552,104 shares at 15 Euros each.

Inactive Subsidiaries include the following:

MDS Pharma Services Hungary Kft

MDS Deutschland Holding GmbH

MDS Personnel Services GmbH

Chrysalis Clinical Pharmacology Services GmbH

Bow Valley Diagnostics

Molecular Devices India Private Limited

Astro Acquisition Sub II, LLLC

Schedule 9.01 (17)(a)(b) Share Ownership

Lakeshore Health Centre Inc.

9.01 (17) c

Nordion Stock Option Plan

Nordion Supplemental Retirement Plan

Nordion Inc – Schedule 9.01 (18) Relevant Jurisdiction

	Address of Chief Executive Office	Incorporation

Nordion Inc	447 March Road, Ottawa, ON K2K 1X8	Federal

Nordion (Canada) Inc	447 March Road, Ottawa, ON K2K 1X8	Federal

Laboratoires Nordion Inc.	447 March Road, Ottawa, ON K2K 1X8	Federal

Places of Business

Nordion Inc	447 March Road, Ottawa, ON K2K 1X8

Nordion (Canada) Inc.	447 March Road, Ottawa, ON K2K 1X8

4004 Westbrook Mall, Vancouver, BC

40 Ruskin Street, Ottawa ON K1Y 4W7

535 Cartier Blvd. W. Laval, Quebec H7V 3S8

Laboratoires Nordion Inc.	447 March Road, Ottawa, ON K2K 1X8

Nordion Inc
Schedule 9.01 (20)
Trademark List

Our Ref.	Country	Title	Owners	Application No.	Application Date	Registration No.	Registered Date
- Nordion (Canada) Inc. -
06602433-01	Canada	NORDION	MDS (Canada) Inc. et al.	610,521	30-Jun-1988	379,079	01-Feb-1991
06671144US	U.S.A.	NORDION	MDS (Canada) Inc. et al.	73/756123	05-Oct-1988	1,836,477	17-May-1994
1529-207	European Community	NORDION	Nordion (Canada) Inc.	9811464	Mar. 15, 2011	N/A	N/A

Nordion Inc.

Schedule 9.01 (21) Material Contracts

1.	Interim and Long-term Supply Agreement between Atomic Energy Canada Limited and Nordion (Canada) Inc.

2.	Purchase and Supply contract between Lantheus Medical Imaging and Nordion ( Canada) Inc for a period of 33 months expiring on December 1, 2013

Nordion Inc.

Schedule 9.01 (21) Material Licenses

1.	Nuclear Substances and Radiation Devices License issued by the Canadian Nuclear Safety Commission for the period November 1, 2010 to October 31, 2015.

2.	Class II Nuclear Facilities and Prescribed Equipment License issued by the Canadian Nuclear Safety Commission for the period December 6, 2010 to October 31, 2015.

Nordion Inc.

Schedule 9.01 (33)

Non - Arms Length Transactions

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nordion Inc.
(Registrant)

Date:	December 13 , 2011	By:	/s/ Andrew Foti
			Name:	Andrew Foti
			Title:	Senior Vice President, General Counsel and Corporate Secretary